
10011629

Lorillard

2009 ANNUAL REPORT

Financial Highlights



Net Sales
IN MILLIONS
$3,568
$3,755
$3,969
$4,204
$5,233
$676
$699
$688
$712
$1,547
$2,892
$3,056
$3,281
$3,492
$3,686
EXCISE TAX
SALES
05
06
07
08
09



Operating Income
IN MILLIONS
$1,084
$1,241
$1,274
$1,415
$1,541
37.5%
40.6%
38.8%
40.5%
41.8%
OPERATING INCOME
OPERATING MARGIN
05
06
07
08
09



April 5, 2010

Dear Fellow Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders for 2010 (the "Annual Meeting") of Lorillard, Inc. (the "Company"), which will be held at the Embassy Suites Greensboro — Airport, 204 Centreport Drive, Greensboro, North Carolina 27409, on May 20, 2010 at 10:00 a.m., eastern daylight time.

At the Annual Meeting, shareholders will be asked to elect the three nominees named in the attached Proxy Statement to hold office as Class II Directors until the Annual Meeting of Shareholders for 2013, to ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010 and to transact such other business as may properly come before the meeting. The accompanying Notice of Annual Meeting and Proxy Statement describe in more detail the business to be conducted at the Annual Meeting and provide other information concerning the Company of which you should be aware when you vote your shares. Also enclosed is a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

Admission to the Annual Meeting will be by ticket only. If you are a registered shareholder planning to attend the meeting, please check the appropriate box on the proxy card and retain the bottom portion of the card as your admission ticket. If your shares are held through an intermediary, such as a bank or broker, please follow the instructions under the "About the Annual Meeting of Shareholders" section of the Proxy Statement to obtain a ticket.

Your participation in the Company's Annual Meeting is important, regardless of the number of shares you own. In order to ensure that your shares are represented at the Annual Meeting, whether you plan to attend or not, please vote in accordance with the enclosed instructions. As a shareholder of record, you can vote your shares by telephone, electronically via the Internet or by submitting the enclosed proxy card. If you vote using the proxy card, you must sign, date and mail the proxy card in the enclosed envelope. If you decide to attend the Annual Meeting and wish to modify your vote, you may revoke your proxy and vote in person at the meeting.

The Board of Directors appreciates your time and attention in reviewing the accompanying Proxy Statement. Thank you for your interest in Lorillard, Inc. We look forward to seeing you at the meeting.

Sincerely,

Martin L. Orlowsky
Chairman, President and CEO

[This Page Intentionally Left Blank]

LORILLARD, INC.

714 Green Valley Road
Greensboro, North Carolina 27408

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS FOR 2010
To Be Held on May 20, 2010

To Our Shareholders:

The Annual Meeting of Shareholders of Lorillard, Inc. (the "Company") for 2010 will be held at the Embassy Suites Greensboro — Airport, 204 Centreport Drive, Greensboro, North Carolina 27409, on May 20, 2010 at 10:00 a.m., eastern daylight time (the "Annual Meeting"), to consider and vote upon the following matters:

1. To elect the three nominees named in the attached Proxy Statement to hold office as Class II Directors until the Annual Meeting of Shareholders for 2013, and until their successors are duly elected and qualified;

2. To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010; and

3. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on March 30, 2010 as the record date for the Annual Meeting. Only shareholders of record as of the record date are entitled to notice of, and to vote at, the Annual Meeting and any adjournment or postponement thereof.

By Order of the Board of Directors



Ronald S. Milstein
Senior Vice President, Legal and External Affairs,
General Counsel and Secretary

April 5, 2010

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS FOR 2010 TO BE HELD ON MAY 20, 2010. THE PROXY STATEMENT FOR THE ANNUAL MEETING AND THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009, BOTH OF WHICH ARE PROVIDED HEREWITH, ARE ALSO AVAILABLE AT http://investors.lorillard.com/phoenix.zhtml?c=134955&p=irol-proxy.

PLEASE VOTE YOUR SHARES IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY STATEMENT. IF VOTING USING THE ENCLOSED PROXY CARD, PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY IN THE ADDRESSED REPLY ENVELOPE WHICH IS FURNISHED FOR YOUR CONVENIENCE. THE ENVELOPE NEEDS NO POSTAGE IF MAILED WITHIN THE UNITED STATES.

TABLE OF CONTENTS

LORILLARD, INC.

714 Green Valley Road
Greensboro, North Carolina 27408

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 20, 2010

ABOUT THE ANNUAL MEETING OF SHAREHOLDERS

Who is soliciting my vote?

The Board of Directors of Lorillard, Inc., a Delaware corporation ("we," "our," "us," "Lorillard" or the "Company"), is soliciting your vote at our Annual Meeting of Shareholders for 2010, and any adjournment or postponement thereof (the "Annual Meeting"), to be held on the date at the time and place, and for the purposes set forth in the accompanying notice. This Proxy Statement and appendix, the accompanying notice of annual meeting, the enclosed proxy card and our Annual Report on Form 10-K for the year ended December 31, 2009 (the "2009 Annual Report") filed with the Securities and Exchange Commission ("SEC") on February 25, 2010 are being mailed to shareholders on or about April 5, 2010.

What is the purpose of the Annual Meeting?

At the Annual Meeting, shareholders will act on the matters outlined in the accompanying notice. The only matters scheduled to be acted upon at the Annual Meeting are (1) the election of the three nominees named in this Proxy Statement to hold office as Class II Directors (see page 7 of this Proxy Statement), (2) the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010 (see page 40 of this Proxy Statement) and to transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Who can attend the Annual Meeting?

Only shareholders of record as of March 30, 2010 (the "Record Date"), or their duly appointed proxies, may attend the Annual Meeting. Registration and seating will begin at 9:00 a.m. Shareholders will be asked to present valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting.

Please note that if you hold your shares in "street name" (that is, through a broker or other nominee), you must bring either a copy of the voting instruction card provided by your broker or nominee or a copy of a brokerage statement reflecting your stock ownership as of the record date and check in at the registration desk at the Annual Meeting.

A list of shareholders entitled to vote at the Annual Meeting will be available for examination by any shareholder for any purpose germane to the Annual Meeting beginning ten days prior to the Annual Meeting during ordinary business hours at 714 Green Valley Road, Greensboro, North Carolina 27408, the Company's principal place of business, and ending on the date of the Annual Meeting.

Do I need a ticket to attend the Annual Meeting?

Yes. Attendance at the Annual Meeting will be limited to shareholders as of the Record Date, their authorized representatives and our guests. Admission will be by ticket only. For registered shareholders, the bottom portion of the proxy card enclosed with the Proxy Statement is the Annual Meeting ticket. If you are a beneficial owner and hold your shares in "street name," or through an intermediary, such as a bank or broker, you should request tickets in writing from Lorillard, Inc., Attention: Investor Relations, 714 Green Valley Road, Greensboro, North Carolina 27408, and include proof of ownership, such as a bank or brokerage firm account statement or letter from the broker, trustee, bank or nominee holding your stock, confirming your beneficial ownership. Shareholders who do not obtain tickets in advance may obtain them on the Annual Meeting date at the registration desk upon verifying their stock ownership as of the Record Date. In accordance with our security procedures, all persons attending the Annual

Meeting must present a picture identification along with their admission ticket or proof of beneficial ownership in order to gain admission. Admission to the Annual Meeting will be expedited if tickets are obtained in advance. Tickets may be issued to others at our discretion.

How many votes do I have?

You will have one vote for every share of our common stock, $0.01 par value, ("Common Stock") you owned on the Record Date.

How many votes can be cast by all shareholders?

153,876,833 votes may be cast at the Annual Meeting, representing one vote for each share of our Common Stock that was outstanding on the Record Date. There is no cumulative voting, and the holders of our Common Stock vote together as a single class.

How many votes must be present to hold the Annual Meeting?

A majority of the outstanding shares of our Common Stock entitled to vote at the Annual Meeting must be present, in person or by proxy, to constitute a quorum at the Annual Meeting. Abstentions and broker non-votes will be counted as present in determining the existence of a quorum. A broker non-vote occurs when a bank or broker holding shares of a beneficial owner does not vote on a particular proposal because it has not received instructions from the beneficial owner and the bank or broker does not have discretionary voting power for that particular item.

How many votes are required to elect directors and adopt any other proposals?

Directors are elected by the affirmative vote of a plurality of the shares of our Common Stock cast at the Annual Meeting, in person or by proxy, and entitled to vote in the election of directors. Under applicable Delaware law, in determining whether such nominees have received the requisite number of affirmative votes, abstentions and broker non-votes will not be counted and will have no effect on the outcome of the vote. With respect to the election of directors, votes may be cast FOR all nominees, AGAINST all nominees, or AGAINST specifically identified nominees. Abstentions and broker non-votes are not counted as votes FOR or AGAINST a nominee and will have the effect of a negative vote.

Ratification of the selection of our independent registered public accounting firm and generally all other matters that may come before the Annual Meeting require the affirmative vote of a majority of the shares of our Common Stock cast, in person or by proxy, and entitled to vote at the Annual Meeting. With respect to the ratification of the appointment of Deloitte & Touche LLP, and the approval of, generally, other matters that may come before the Annual Meeting, votes may be cast FOR or AGAINST such proposal, or a shareholder may abstain from voting on either proposal. Abstentions will have the effect of a negative vote.

What is a broker non-vote?

Generally, a broker non-vote occurs when shares held by a bank or broker for a beneficial owner are not voted with respect to a particular proposal because (i) the bank or broker has not received voting instructions from the beneficial owner and (ii) the bank or broker lacks discretionary voting power to vote such shares. Under the rules of the New York Stock Exchange, Inc. (the "NYSE"), a bank or broker does not have discretionary voting power with respect to "non-routine" matters. In the past, the NYSE classified the uncontested election of directors as a routine matter permitting banks and brokers to vote on behalf of beneficial owners who did not provide voting instructions. A recent change in NYSE rules now classifies the election of directors as a non-routine matter which prevents banks and brokers from voting the shares of beneficial owners who do not provide voting instructions. As a result of this change, banks and brokers do not have discretionary authority to vote the shares of beneficial owners for Proposal No. 1. Banks and brokers do have discretionary authority to vote for Proposal No. 2. Under applicable Delaware law, a broker non-vote will have the effect of a negative vote.

How do I vote?

You can vote in person or by valid proxy received by telephone, via the Internet or by mail. If voting by mail, you must:

- indicate your instructions on the proxy;
- date and sign the proxy;
- mail the proxy promptly in the enclosed envelope; and
- allow sufficient time for the proxy to be received before the date of the Annual Meeting.

Alternatively, in lieu of returning signed proxy cards, our shareholders of record can vote their shares by telephone or via the Internet. If you are a registered shareholder (that is, if you hold your stock in certificate form), you may vote by telephone or electronically through the Internet by following the instructions included with your proxy card. The deadline for voting by telephone or electronically through the Internet is 11:59 p.m., eastern daylight time, on May 19, 2010. If your shares are held in "street name" such as in a stock brokerage account or by a bank or other nominee, please check your proxy card or contact your broker or nominee to determine whether you will be able to vote by telephone or electronically through the Internet.

Can I change my vote?

Yes. A proxy may be revoked at any time prior to the voting at the Annual Meeting by submitting a later dated proxy (including a proxy by telephone or electronically through the Internet), by giving timely written notice of such revocation to our Corporate Secretary or by attending the Annual Meeting and voting in person. However, if you hold shares in "street name," you may not vote these shares in person at the Annual Meeting unless you bring with you a legal proxy from the shareholder of record.

What if I do not vote for some of the matters listed on my proxy card?

Shares of our Common Stock represented by proxies received by us (whether through the return of the enclosed proxy card, by telephone or through the Internet), where the shareholder has specified his or her choice with respect to the proposals described in this Proxy Statement, including the election of directors and ratification of the selection of the independent registered public accounting firm, will be voted in accordance with the specification(s) so made. If you are a shareholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the proposals at the Annual Meeting. If you are a shareholder through a bank or broker, see "What is a broker non-vote?" above for more information on how shares may be voted in the absence of submitted voting instructions.

If your proxy is properly executed but does not contain voting instructions, or if you vote by telephone or via the Internet without indicating how you want to vote, your shares will be voted:

- **"FOR"** the election of the three nominees named in this Proxy Statement to hold office as Class II Directors.
- **"FOR"** the ratification of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010.

Could other matters be decided at the Annual Meeting?

The Board of Directors does not intend to bring any matter before the Annual Meeting other than those set forth above, and the Board is not aware of any matters that anyone else proposes to present for action at the Annual Meeting. However, if any other matters properly come before the Annual Meeting, the persons named in the enclosed proxy, or their duly constituted substitutes acting at the Annual Meeting, will be authorized to vote or otherwise act thereon in accordance with their judgment on such matters.

Who will pay for the cost of this proxy solicitation?

We will pay the cost of soliciting proxies. Our directors, officers and employees may solicit proxies on behalf of the Company in person or by telephone, facsimile or other electronic means. We have engaged Georgeson Shareholder Communications Inc. to assist us in the distribution and solicitation of proxies for a fee of $12,500 plus expenses. In accordance with the regulations of the SEC and the NYSE, we also reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of our Common Stock as of the Record Date.

Has the Company adopted the new e-proxy rules for the delivery of the proxy materials?

No. We are delivering the proxy materials, including the 2009 Annual Report, the Proxy Statement and other materials, to all shareholders. We will evaluate whether to adopt the notice and access option under the e-proxy rules for delivery of proxy materials for future annual meetings.

How can I access the Company's proxy materials and 2009 Annual Report electronically?

Copies of the 2009 Annual Report, the Proxy Statement and other materials filed by the Company with the SEC are available without charge to shareholders on our corporate website at www.lorillard.com or upon written request to Lorillard, Inc., Attention: Corporate Secretary, 714 Green Valley Road, Greensboro, North Carolina 27408. You can elect to receive future annual reports and proxy statements electronically by following the instructions provided if you vote via the Internet or by telephone.

What financial information is accompanying the Proxy Statement?

Accompanying the Proxy Statement is the 2009 Annual Report. The 2009 Annual Report includes our audited consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007. Based on the inherent uncertainties of our business, the historical financial information included in the 2009 Annual Report and selected financial data may not be indicative of what our results of operations and financial position will be in the future.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE DELIVERY OF THIS PROXY STATEMENT SHALL, UNDER NO CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROXY STATEMENT.

BOARD OF DIRECTORS

Our Board of Directors currently consists of eight members. Our charter divides our Board of Directors into three classes of directors having staggered terms, with one class being elected each year for a new three-year term and until their successors are elected and qualified. The term for Class I Directors expires at the annual meeting of our shareholders for 2012, the term for Class II Directors expires at the annual meeting of our shareholders for 2010 and the term for Class III Directors expires at the annual meeting of our shareholders for 2011. The following table sets forth certain information with respect to the members of our Board of Directors:

Name	Age	Position(s)	Term Expires at Annual Meeting Held for the Year
Martin L. Orlowsky	68	Chairman of the Board of Directors, President and Chief Executive Officer	2011
David H. Taylor	54	Director and Executive Vice President, Finance and Planning and Chief Financial Officer	2010
Robert C. Almon	58	Director	2012
Virgis W. Colbert	70	Director	2010
David E.R. Dangoor	60	Director	2011
Kit D. Dietz	53	Director	2012
Richard W. Roedel	60	Director	2010
Nigel Travis	60	Director	2012

Below are biographies for each of the director nominees and continuing directors which contain information regarding the individual's service as a director of the Company, business experience, director positions held currently or at any time in the past five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the Board to determine that such individual should serve as a director of the Company. The process undertaken by the Nominating and Corporate Governance Committee in recommending qualified director candidates to the Board is described below under "Corporate Governance — Nomination Process and Qualifications for Director Nominees" (see page 11 of this Proxy Statement).

Martin L. Orlowsky is a Director and the Chairman, President and Chief Executive Officer of Lorillard. He has served as President and Chief Executive Officer of Lorillard since January of 1999 and added the Chairman's position in January 2001. Previously, he served as President and Chief Operating Officer and prior to this position he was Executive Vice President, Marketing & Sales. He has been with Lorillard since 1990. As a result of these and other professional experiences, Mr. Orlowsky has particular knowledge of and extensive experience in the tobacco industry and in the management and leadership of Lorillard in particular.

David H. Taylor is a Director and the Executive Vice President, Finance and Planning and Chief Financial Officer of Lorillard. Mr. Taylor joined Lorillard and was elected to its Board of Directors in January 2008. Prior to joining Lorillard, Mr. Taylor was a Senior Managing Director with FTI Palladium Partners, a firm specializing in providing interim management services. In that capacity, he served as Interim Chief Financial Officer of Eddie Bauer Holdings, Inc. from January 2006 to November 2007. Prior to joining FTI Palladium Partners, from 2002 to 2005, Mr. Taylor served as Executive Vice President and Chief Financial Officer of Guilford Mills, Inc. As a result of these and other professional experiences, Mr. Taylor has particular knowledge of and extensive experience in manufacturing and distribution businesses and capital structure, finance, accounting and risk management.

Robert C. Almon became a Director of Lorillard on November 4, 2008. Mr. Almon is a retired principal of Ernst & Young LLP. He joined Ernst & Young LLP in 1998 where he established and served as National Director of the Center for Strategic Transactions, a strategy consulting practice focused on enhancing shareholder value, and subsequently he served on Ernst & Young's Partner Advisory Council. Prior to 1998, Mr. Almon was a Managing Director in Corporate Finance at Salomon Brothers (now Citigroup) and previously at Lehman Brothers. Before becoming an investment banker he held strategic and treasury positions with General Motors Corporation and General Motors Acceptance Corporation ("GMAC"). Since May 2009, Mr. Almon has served as the independent trustee of GMAC Common Equity Trust I ("Trust") with absolute discretion to manage approximately 10% of the common equity interests of GMAC held by the Trust for the benefit of General Motors Company as sole beneficiary. As a result of these and other professional experiences, Mr. Almon has particular knowledge of and extensive experience in strategic consulting, capital structure, finance and risk management.

Virgis W. Colbert became a Director of Lorillard on July 8, 2008. Mr. Colbert served in a variety of key leadership positions with Miller Brewing Company since 1979, including Executive Vice President of Worldwide Operations from 1997 to 2005 and Senior Vice President of Operations from 1993 to 1997. He continues to serve as a Senior Advisor to MillerCoors LLC. Mr. Colbert serves on the Board of Directors of Bank of America Corp., Sara Lee Corporation, The Stanley Works and The Manitowoc Company, Inc. Mr. Colbert also served on the Board of Directors of Merrill Lynch & Co., Inc. from 2006 to 2008 and Delphi Corp. from 1999 to 2005. He is Chairman Emeritus of the Board for the Thurgood Marshall Scholarship Fund, former Chairman of the Board of Trustees for Fisk University, and a member of Omega Psi Phi Fraternity and the Boule'. He is a life member of the National Association for the Advancement of Colored People. As a result of these and other professional experiences, Mr. Colbert has particular knowledge of and extensive experience in public company board and committee practices and in the management and oversight of a regulated consumer business, including operations, logistics and strategic planning.

David E.R. Dangoor became a Director of Lorillard on July 8, 2008. Mr. Dangoor has been President of Innoventive Partners LLC, a firm providing consulting services in the fields of marketing strategy and public relations since 2003, and has served as a Managing Partner of the consulting firm Cato Dangoor & Associates, London, since 2002. Mr. Dangoor retired from Philip Morris in 2002 following more than 27 years in senior executive positions, which included Head of Marketing, Philip Morris Germany; President, Philip Morris Canada; Senior Vice President of Marketing, Philip Morris USA, and Executive Vice President, Philip Morris International. Mr. Dangoor serves as a director of Lifetime Brands, Inc., ICP Solar Technologies, Inc.; Chairman of the Board of Directors of BioGaia AB; and a member of the Advisory Board of the Denihan Hospitality Group. As a result of these and other professional experiences, Mr. Dangoor has particular knowledge and extensive experience in marketing, finance and strategic planning in the tobacco industry.

Kit D. Dietz became a Director of Lorillard on June 10, 2008. Mr. Dietz is the principal of Dietz Consulting LLC, a consulting firm founded in 2004 to provide consulting services for the convenience industry in the United States and Canada. In 2003, Mr. Dietz was a Senior Vice President with Willard Bishop Consulting LTD, which provides consulting services to companies in the food industry, including consumer packaged goods companies. In addition, Mr. Dietz has served on the Board of Directors of the American Wholesale Marketer's Association, an international trade organization working on behalf of convenience distributors in the United States, and was the Chairman of its Industry Education Committee. Mr. Dietz continues to provide consulting services to the American Wholesale Marketer's Association and leading consumer packaged goods manufacturers to enhance their market strategies and efficiencies in the convenience channel. As a result of these and other professional experiences, Mr. Dietz has particular knowledge of and extensive experience with supply chain and strategic consulting in the tobacco industry and its distribution channels.

Richard W. Roedel became a Director of Lorillard on June 10, 2008 and was elected Lead Independent Director on February 25, 2010. Mr. Roedel is currently a director and chairman of the audit committee for Sealy Corporation, Brightpoint, Inc. and Broadview Networks, Inc. He is also a director and audit committee member for IHS, Inc. and Luna Innovations Incorporated as well as the non-executive chairman of Luna. From 1985 through 2000, Mr. Roedel was employed by the accounting firm BDO Seidman LLP, the United States member firm of BDO International, as an Audit Partner, being promoted in 1990 to Managing Partner in Chicago, and then to Managing Partner in New York in 1994, and finally in 1999 to Chairman and Chief Executive. Mr. Roedel joined the Board of Directors of Take-Two Interactive Software, Inc., a publisher of video games, in November 2002 and served in various capacities with that company through June 2005 including Chairman and Chief Executive Officer. Mr. Roedel is a director of the Association of Audit Committee Members, Inc., a non-profit association of audit committee members dedicated to strengthening the audit committee by developing best practices. Mr. Roedel is a certified public accountant. As a result of these and other professional experiences, Mr. Roedel has particular knowledge of and extensive experience in finance, accounting and risk management and in public company board and committee practices.

Nigel Travis became a Director of Lorillard on July 8, 2008. Mr. Travis is the Chief Executive Officer of Dunkin Brands, Inc., a position he has held since January 2009. Mr. Travis had been President and Chief Executive Officer of Papa John's International, the world's third largest pizza company since 2005, where he was responsible for running the company's operations across 20 countries. Prior to this he was President and Chief Operating Officer of Blockbuster Inc. where he worked for ten years. He has also worked at Burger King Corporation as Managing Director of Europe, Middle East and Africa and held positions at Grand Metropolitan, Esso Petroleum, Kraft Foods and Rolls Royce. Mr. Travis served as a director for The Bombay Company from 2000 to 2008 and Papa Johns International, Inc. from 2005 to 2008. As a result of these and other professional experiences, Mr. Travis has particular knowledge of and extensive experience in senior management of manufacturing and consumer product businesses, including extensive leadership, human resources, operations and strategic planning experience.

Independence of the Board of Directors

Under the rules of the NYSE, our Board of Directors is required to affirmatively determine which directors are independent and to disclose such determination in the 2009 Annual Report and in the proxy statement for each annual meeting of shareholders going forward. On February 25, 2010, our Board of Directors reviewed each director's relationships with us in conjunction with our Independence Standards for Directors (the "Independence Standards") and Section 303A of the NYSE's Listed Company Manual (the "NYSE Listing Standards"). A copy of our Independence Standards is attached to this Proxy Statement as Appendix A and is available on our corporate website at www.lorillard.com under the heading "Investor Relations — Corporate Governance." A copy of our Independence Standards is also available to shareholders upon request, addressed to the Corporate Secretary at 714 Green Valley Road, Greensboro, North Carolina 27408. At the meeting, the Board affirmatively determined that all non-executive directors — Messrs. Almon, Colbert, Dangoor, Dietz, Roedel and Travis — meet the categorical standards under the Independence Standards and are independent directors under the NYSE Listing Standards. The Board also determined that Messrs. Orlowsky and Taylor, who serve as executive officers of the Company, are not independent directors. Accordingly, a majority of the members of our Board of Directors are independent as required by our Corporate Governance Guidelines.

PROPOSAL NO. 1 — ELECTION OF CLASS II DIRECTORS

The Board of Directors has nominated Messrs. Virgis W. Colbert, Richard W. Roedel, and David H. Taylor to be elected at the Annual Meeting to serve as Class II Directors for a three-year term ending at the annual meeting of shareholders for 2013 and until their successors are duly elected and qualified. Each of the nominees are currently incumbent directors of the Company. The terms of the remaining Class I Directors and Class III Directors expire at the annual meeting of shareholders for 2012 and 2011, respectively.

Each nominee has consented to being named in this Proxy Statement and to serve if elected. If, prior to the Annual Meeting, any nominee should become unavailable to serve, the shares of our Common Stock represented by a properly executed and returned proxy (whether through the return of the enclosed proxy card, by telephone or electronically through the Internet) will be voted for such other person as shall be designated by the Board of Directors, unless the Board of Directors determines to reduce the number of directors in accordance with our amended and restated certificate of incorporation and amended and restated by-laws.

Vote Required

Directors shall be elected by the affirmative vote of a plurality of the shares of our Common Stock cast at the Annual Meeting, in person or by proxy, and entitled to vote in the election of directors, provided that a quorum is present. Pursuant to applicable Delaware law, in determining whether such nominees have received the requisite number of affirmative votes, abstentions and broker non-votes will have no effect on the outcome of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH NOMINEE AS A CLASS II DIRECTOR. UNLESS MARKED TO THE CONTRARY, SIGNED PROXIES RECEIVED BY THE COMPANY WILL BE VOTED "FOR" THE ELECTION OF THE THREE NOMINEES LISTED ABOVE.

COMMITTEES OF THE BOARD

The Board of Directors has a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee consisting of directors who have been affirmatively determined to be "independent" as defined in the NYSE Listing Standards. Each of these committees operates pursuant to a written charter approved by the Board of Directors and available on our corporate website at www.lorillard.com under the heading "Investor Relations — Corporate Governance." A copy of each committee charter is also available to shareholders upon request, addressed to the Corporate Secretary at 714 Green Valley Road, Greensboro, North Carolina 27408.

Audit Committee

The Audit Committee assists our Board of Directors in the oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent registered public accounting firm and the performance of our internal audit staff and our independent registered public accounting firm. In addition, the Audit Committee is responsible for oversight of our system of internal control over financial reporting and our enterprise risk management and has sole authority and responsibility to select, determine the compensation of, evaluate and, when appropriate, replace our independent registered public accounting firm. The Audit Committee is a separately-designated standing audit committee established in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Audit Committee is comprised of Messrs. Roedel (Chair), Almon and Dangoor. Each member of the Audit Committee is required to have the ability to read and understand fundamental financial statements. The Audit Committee is also required to have at least one member that qualifies as an "audit committee financial expert" as defined by the rules of the SEC. Our Board of Directors has determined that Mr. Roedel qualifies as an audit committee financial expert and that his simultaneous service on the audit committees of five public companies, in addition to us, does not impair his ability to effectively serve on our Audit Committee. Each member of the Audit Committee is an independent director. During 2009, the Audit Committee met nine times.

Compensation Committee

The Compensation Committee is responsible for annually reviewing and approving the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and evaluating his or her performance in light of these goals; determining the compensation of our executive officers and other appropriate officers; reviewing and reporting to the Board of Directors on compensation of directors and board committee chairs; and administering our incentive and equity-based compensation plans. See "Executive Compensation" for additional information regarding the process for the determination and consideration of executive compensation, including the involvement of management and compensation consultants. The Compensation Committee is comprised of Messrs. Colbert (Chair), Almon, Dietz and Travis. Each member of the Compensation Committee is an independent director. During 2009, the Compensation Committee met five times.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for identifying, evaluating and recommending nominees for our Board of Directors for each annual meeting (see "Nomination Process and Qualifications for Director Nominees" below); evaluating the composition, organization and governance of our Board of Directors and its committees and developing and recommending corporate governance principles and policies applicable to us. The Committee is comprised of Messrs. Dietz (Chair), Colbert, Dangoor and Roedel. Each member of the Nominating and Corporate Governance Committee is an independent director. During 2009, the Nominating and Corporate Governance Committee met four times.

BOARD AND SHAREHOLDER MEETINGS

During 2009, our Board of Directors held eight meetings and acted by unanimous written consent on two occasions. In addition, the standing committees of the Board of Directors held an aggregate of 18 meetings in that period. In 2009, all incumbent directors attended at least 75% of the aggregate number of meetings of the Board of Directors and Committees of the Board of Directors on which they served. All directors are expected to attend each regularly scheduled Board of Directors meeting as well as each annual meeting of our shareholders (subject to limited exceptions). All of our directors attended the Company's Annual Meeting of Shareholders for 2009.

DIRECTOR COMPENSATION

The Compensation Committee is responsible for reviewing and recommending to the Board of Directors the compensation of our non-executive directors. Members of our Board of Directors who are also our officers or employees do not receive compensation for serving as a director (other than travel-related expenses for Board meetings held outside of our corporate offices). The following table sets forth the annual retainer and stipend compensation for non-executive directors:

	Compensation
Annual Non-Executive Director Cash Retainer	$100,000
Annual Non-Executive Director Equity Retainer	100,000
Audit Committee Chair Stipend	20,000
Compensation Committee Chair Stipend	15,000
Nominating and Corporate Governance Committee Chair Stipend	10,000

The annual non-executive director cash retainer set forth in the table above is paid in $25,000 installments in the first week of each calendar quarter. The Audit, Compensation and Nominating and Corporate Governance Committees chair stipends are paid in full with the first quarterly installment of the annual non-executive director cash retainer for the calendar year. The annual non-executive director equity retainer is granted in the form of restricted stock annually on the date of the first regular meeting of the Board of Directors in each calendar year occurring after the public release of financial results for the prior year. The number of shares of restricted stock is determined by dividing the amount of the annual non-executive director equity retainer by the closing price of our Common Stock on the date of grant (rounding up to the nearest whole share). The restricted stock vests in full on the first anniversary of the date of grant if the director continues to serve as a director on such date (or on the earlier of the death or disability of such director). We do not maintain a pension plan, incentive plan or deferred compensation arrangement for non-executive directors. Non-executive directors did not receive any other compensation for 2009.

Director Compensation Table

The following table sets forth the compensation paid to or earned by each non-executive director for 2009:

Non-Executive Director	Fees Earned or Paid in Cash(1)	Stock Awards(2)	Total
Robert C. Almon	$100,000	$100,000	$200,000
Virgis W. Colbert	115,000	100,000	215,000
David E.R. Dangoor	100,000	100,000	200,000
Kit D. Dietz	110,000	100,000	210,000
Richard W. Roedel	120,000	100,000	220,000
Nigel Travis	100,000	100,000	200,000

(1) The fees include four quarterly retainer payments of $25,000 to each non-executive director in 2009. In addition, Messrs. Roedel, Colbert and Dietz received $20,000, $15,000 and $10,000, respectively, representing the annual committee chair stipends for their respective service as chairs of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee during 2009.

(2) The amount shown reflects the grant date fair value of the restricted stock awarded to be expensed for each non-executive director in 2009, calculated under FASB ASC Topic 718 using the closing price for our Common Stock on the date of grant. Each director received an annual non-executive director equity retainer award of 1,665 shares of restricted stock on March 12, 2009. The closing price of our Common Stock was $60.06 on March 12, 2009. Each restricted stock grant vests in full on the first anniversary of the date of grant if the director continues to serve as a director on such date (or on the earlier of the death or disability of such director). During 2009, the maximum number of shares of restricted stock outstanding was 2,082 shares for Mr. Almon and 2,393 shares for each of Messrs. Colbert, Dangoor, Dietz, Roedel and Travis. Non-executive directors received payment of dividends on the restricted stock awarded for each dividend declared for all shareholders. During 2009, these dividend payments totaled $6,046 for Mr. Almon and $6,201 each for Messrs. Colbert, Dangoor, Dietz, Roedel and Travis.

CORPORATE GOVERNANCE

Executive Sessions of Independent Directors

Executive sessions of independent directors without management present are held regularly by the Board of Directors. In 2009, the independent directors met in executive session without management three times. During 2009, our Board of Directors had a policy for the selection of the presiding director for such executive sessions, which provided that the chairs of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee each preside at the executive sessions of the non-executive directors of the Board of Directors on a rotating basis. In February 2010, the Board of Directors elected Mr. Roedel to serve as Lead Independent Director and as such, he will preside over the executive sessions of the independent directors in 2010.

Corporate Governance Guidelines

The Board of Directors has adopted Corporate Governance Guidelines to assist the Board of Directors in monitoring the effectiveness of policy and decision making, both at the Board of Directors and management levels with a view to enhancing shareholder value over the long term. The Corporate Governance Guidelines outline, among other things, the following:

- the composition of the Board of Directors, including director qualification standards;
- the responsibilities of the Board of Directors, including access to management and independent advisors;
- the process for interested parties to communicate with the Board of Directors;
- the conduct of Board of Directors and committee meetings;
- succession planning for our Chief Executive Officer; and
- the process for evaluating the performance of and compensation for the Board of Directors and the Chief Executive Officer.

Our Corporate Governance Guidelines are available on our corporate website at www.lorillard.com under the heading "Investor Relations — Corporate Governance." A copy of our Corporate Governance Guidelines is also available to shareholders upon request, addressed to the Corporate Secretary at 714 Green Valley Road, Greensboro, North Carolina 27408.

Code of Business Conduct and Ethics

We are committed to maintaining high standards for honest and ethical conduct in all of our business dealings and complying with applicable laws, rules and regulations. In furtherance of this commitment, our Board of Directors promotes ethical behavior and has adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that is applicable to all of our employees, including our Directors and officers. The Code of Conduct provides, among other things:

- guidelines with respect to ethical handling of possible conflicts of interest, corporate opportunities and protection of corporate assets;
- standards for dealing with customers, suppliers, employees and competitors;
- a requirement to comply with all applicable laws, rules and regulations, including but not limited to insider trading prohibitions;
- standards for promoting full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by us;
- reporting procedures promoting prompt internal communication of any suspected violations of the Code of Conduct to the appropriate person or persons; and
- disciplinary measures for violations of the Code of Conduct.

The Code of Conduct is available on our corporate website at www.lorillard.com under the heading "Investor Relations — Corporate Governance." We will post any amendments to the Code of Conduct, or waivers of the provisions thereof, to our corporate website under the heading "Investor Relations — Corporate Governance." A copy of the Code of Conduct is also available to shareholders upon request, addressed to the Corporate Secretary at 714 Green Valley Road, Greensboro, North Carolina 27408.

Nomination Process and Qualifications for Director Nominees

The Board of Directors has established certain procedures and criteria for the selection of nominees for election as a member of our Board of Directors. Pursuant to its charter, the Nominating and Corporate Governance Committee is responsible for screening candidates, for developing and recommending to the Board criteria for nominees and for recommending to the Board a slate of nominees for election to the Board at the annual meeting of shareholders. In recommending candidates, the committee may consider criteria it deems appropriate, including judgment, skill, diversity, experience with businesses and other organizations, the interplay of the candidate's experience with the experience of the other directors and the extent to which the candidate would be a desirable addition to the Board of Directors. The Company does not have a formal policy with regard to diversity although the Board and the Nominating and Corporate Governance Committee believe that it is essential that members of the Board represent a diversity of backgrounds, experience and viewpoints. In considering a candidate for nomination to the Board, the Nominating and Corporate Governance Committee considers the sum of his or her qualifications in the context of the foregoing criteria.

Our amended and restated by-laws provide the procedure for shareholders to make director nominations either at any annual meeting of shareholders or at any special meeting of shareholders called for the purpose of electing directors. A shareholder who is both a shareholder of record on the date of notice as provided for in our amended and restated by-laws and on the record date for the determination of shareholders entitled to vote at such meeting and gives timely notice can nominate persons for election to our Board of Directors either at an annual meeting of shareholders or at any special meeting of shareholders called for the purpose of electing directors. The Nominating and Corporate Governance Committee considers all nominee candidates in its screening process. To be timely, the notice must be delivered to or mailed and received by the Corporate Secretary at 714 Green Valley Road, Greensboro, North Carolina 27408:

- in the case of an annual meeting of shareholders, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder must be so delivered not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs, and
- in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

To be in proper written form, the shareholder's notice to our Corporate Secretary must set forth (a) as to each person whom the shareholder proposes to nominate for election as a Director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (b) as to the shareholder giving the notice:

- the name and record address of the shareholder;
- the class or series and number of shares of our capital stock which are owned beneficially or of record by the shareholder;

- a description of all arrangements or understandings between the shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by the shareholder;
- a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice; and
- any other information relating to the shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

In addition, the notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected.

Communication with Non-Executive Directors

In accordance with our Corporate Governance Guidelines, interested parties, including shareholders, may communicate with the Board of Directors, the non-executive directors as a group or any individual director by forwarding such communication to the attention of the Corporate Secretary at 714 Green Valley Road, Greensboro, North Carolina 27408. The Corporate Secretary shall forward all interested party communications to the appropriate members of the Board.

Board Leadership Structure

The Board believes that independent oversight of management is an important component of an effective board of directors. The Board has determined that the most effective Board leadership structure for the Company at the present time is for the Chief Executive Officer to serve as Chairman of the Board. Mr. Orlowsky has served as the Company's Chairman and Chief Executive Officer since 2001 and is the director most familiar with the Company's business and industry as well as its strategic priorities. The Board believes that Mr. Orlowsky is best situated to serve as Chairman of the Board given his background and experience and the combined role promotes clear accountability, effective decision making and efficient communication and execution of corporate strategy. The Board retains the authority to modify this structure to best address the Company's unique circumstances and the best interests of all shareholders, as necessary and appropriate.

The Board believes that its existing corporate governance policies and practices provide independent oversight and accountability of management. The Company's Corporate Governance Guidelines and Committee charters provide for a number of processes and practices, including the appointment of a Lead Independent Director, executive sessions of the independent directors without management at each regular Board meeting; a super-majority of independent directors exceeding the NYSE listing requirements; and an Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee comprised exclusively of independent directors.

Lead Independent Director

The independent directors of the Board elected Mr. Roedel to serve as Lead Independent Director on February 25, 2010. The Lead Independent Director serves as the liaison between the Chairman of the Board of Directors and the independent directors; presides over all executive sessions of the independent directors; in the absence of the Chairman, serves as chairman at the meetings of the Board of Directors; establishes the agenda for the executive sessions of the independent directors; with the Chairman of the Board of Directors and the Corporate Secretary, establishes the agenda for regular Board meetings; coordinates with the committee chairs regarding committee agenda and information requirements; presides over any portions of meetings of the Board of Directors at which (i) the evaluation or compensation of the Chief Executive Officer is presented or discussed or (ii) the performance of the Board of Directors is presented or discussed; coordinates the activities of the other independent directors; and performs such other duties as may be established or delegated by the Chairman of the Board of Directors.

Board's Role in Risk Oversight

The Board of Directors as a whole and through its Committees oversees the Company's risk management. The Company has an enterprise risk management program through which material enterprise risks are identified and prioritized by management and presented to the Board and/or one of its Committees. The enterprise risk management program is reviewed by both the Audit Committee and Board of Directors on an annual basis. In addition, members of senior management regularly report to the Board on areas of material risk to the Company. The Board regularly reviews information regarding the Company's strategy, finances, operations, legal and regulatory developments, research and development, liquidity and competitive environment as well as the risks associated therewith. The Audit Committee oversees the management of risks related to financial reporting and monitors the annual internal audit risk assessment, which identifies and prioritizes risks related to the Company's internal controls in order to develop internal audit plans for future fiscal years. The Nominating and Corporate Governance Committee oversees the management of risks associated with the independence of the Board of Directors and potential conflicts of interest. The Compensation Committee oversees the management of risks relating to the Company's compensation plans and arrangements, including those for its Named Executive Officers. In February 2010, the Compensation Committee, with the assistance of the Committee's Compensation Consultant, reviewed the Company's compensation policies and practices for all employees, including the Named Executive Officers, and does not believe that the Company's compensation programs create risks that would be reasonably likely to have a material adverse effect on the Company. Each Committee provides periodic reports to the Board of Directors regarding their areas of responsibility and oversight.

Succession Planning

In November 2009, the Board of Directors announced that it would be implementing a succession review process in anticipation of the possible retirement of Mr. Orlowsky upon the December 31, 2010 expiration of his employment agreement. In order to ensure an orderly succession planning process and to evaluate all relevant options, the Board formed a search committee in 2009.

EXECUTIVE OFFICERS

Our executive officers are set forth in the table below. All executive officers are appointed by and serve at the pleasure of the Board of Directors. Messrs. Orlowsky, Taylor, Spell, Milstein and Hennighausen together are referred to as the "Named Executive Officers."

Name	Age	Position(s)
Martin L. Orlowsky	68	Chairman, President and Chief Executive Officer
David H. Taylor	54	Executive Vice President, Finance and Planning and Chief Financial Officer
Randy B. Spell	58	Executive Vice President, Marketing and Sales
Ronald S. Milstein	53	Senior Vice President, Legal and External Affairs, General Counsel and Secretary
Charles E. Hennighausen	55	Executive Vice President, Production Operations

Randy B. Spell is the Executive Vice President, Marketing and Sales of Lorillard and has served in the same position with Lorillard since 1999. Previously, Mr. Spell served as Senior Vice President, Sales for four years and prior to that, as Vice President, Sales for one year. Mr. Spell has been with Lorillard since 1977.

Ronald S. Milstein is the Senior Vice President, Legal and External Affairs, General Counsel and Secretary of Lorillard and has served in the same executive positions with Lorillard since 2005. Previously, Mr. Milstein served as Vice President, General Counsel, and Secretary for seven years. Mr. Milstein has been with Lorillard since 1996.

Charles E. Hennighausen is the Executive Vice President, Production Operations of Lorillard. Mr. Hennighausen has served in this position since he joined Lorillard in 2002.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our outstanding Common Stock, as of March 30, 2010, by those persons who are known to us to be beneficial owners of 5% or more of our Common Stock, by each of our Directors and Named Executive Officers and by our Directors and Executive Officers as a group.

Name	Shares Beneficially Owned(1)	Percent of Common Stock Outstanding(2)
Principal Shareholders:		
BlackRock Inc.(3)	17,957,160	11.7%
40 East 52nd Street New York, NY 10022		
Bank of America Corporation(4)	11,830,560	7.7%
100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255		
Directors and Named Executive Officers:		
Martin L. Orlowsky(5)	208,694	*
David H. Taylor(6)	44,532	*
Randy B. Spell(7)	67,146	*
Ronald S. Milstein(8)	50,209	*
Charles E. Hennighausen(9)	52,344	*
Robert C. Almon(10)	3,424	*
Virgis W. Colbert(11)	3,735	*
David E.R. Dangoor(11)	3,735	*
Kit D. Dietz(11)	3,735	*
Richard W. Roedel(11)	3,735	*
Nigel Travis(11)	3,735	*
All Directors and Executive Officers as a Group (11 persons)	445,024	*

* Represents less than one percent.

(1) Based upon information furnished to us by the respective shareholders or contained in filings made with the SEC. For purposes of this table, if a person has or shares voting or investment power with respect to any of our Common Stock, then such common stock is considered beneficially owned by that person under the SEC rules. Shares of our Common Stock beneficially owned include direct and indirect ownership of shares, restricted stock and stock options and stock appreciation rights which are vested or are expected to vest within 60 days of March 30, 2010. Unless otherwise indicated in the table, the address of all listed shareholders is c/o Lorillard, Inc., 714 Green Valley Road, Greensboro, North Carolina 27408.

(2) Based upon 153,876,833 shares of our Common Stock outstanding as of March 30, 2010. Shares which vest or are expected to vest within 60 days of March 30, 2010 are deemed outstanding for the purpose of computing the percentage ownership for the named shareholder, director and executive officer.

(3) Reflects beneficial ownership of shares of our Common Stock as reported in a Schedule 13G filed with the SEC by BlackRock Inc. on behalf of itself and its affiliates on January 8, 2010.

(4) Reflects beneficial ownership of shares of our Common Stock as reported in a Schedule 13G filed with the SEC by Bank of America Corporation on behalf of itself and its affiliates on February 3, 2010.

(5) Represents 6,564 shares of our Common Stock directly held by Mr. Orlowsky, 74,172 shares of restricted stock and exercisable options and/or stock appreciation rights to purchase 127,958 shares of our Common Stock.

(6) Represents 18,544 shares of restricted stock held by Mr. Taylor and exercisable options and/or stock appreciation rights to purchase 25,988 shares of our Common Stock.

(7) Represents 1,500 shares of our Common Stock directly held by Mr. Spell, 13,908 shares of restricted stock and exercisable options and/or stock appreciation rights to purchase 51,738 shares of our Common Stock.

(8) Represents 809 shares of our Common Stock directly held by Mr. Milstein, 13,908 shares of restricted stock and exercisable options and/or stock appreciation rights to purchase 35,492 shares of our Common Stock.

(9) Represents 12,054 shares of restricted stock held by Mr. Hennighausen and exercisable options and/or stock appreciation rights to purchase 40,290 shares of our Common Stock.

(10) Represents 2,082 shares of our Common Stock directly held and 1,342 shares of restricted stock.

(11) Represents 2,393 shares of our Common Stock directly held and 1,342 shares of restricted stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and the NYSE. Executive officers, Directors and greater than ten percent beneficial owners are required to furnish us with copies of all Forms 3, 4 and 5 they file. Based on our review of the copies of such forms we have received and written representations from such reporting persons, we believe that all of our executive officers and directors complied with all filing requirements applicable to them with respect to transactions during 2009.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

In evaluating our compensation programs, the Compensation Committee considered the performance of the Company and each Named Executive Officer in light of the current economic conditions and the performance of the Company's primary competitors. Notwithstanding an extremely challenging year for the domestic tobacco industry in 2009, the Company successfully executed its strategy of driving profitable Newport market share growth. The overall domestic industry had an estimated wholesale shipment decline of 8.6% driven by a combination of an historic $0.62 per pack increase in the federal excise tax on cigarettes and state excise tax increases during an economic recession. By comparison, the Company's domestic wholesale shipments declined by only 3.9% in 2009 and Newport's market share increased by 0.17 share points to 9.83% compared to 2008. In 2009, the Company had net sales (excluding excise taxes) of $3.69 billion, a 5.6% increase over 2008; operating income of $1.541 billion, an 8.9% increase over 2008; and earnings per diluted share of $5.76, an 11.8% increase over 2008.

In 2009, the Compensation Committee also undertook a review of the design of our annual and long-term incentive plans in order to increase the link between pay and performance while maintaining a degree of consistency in our compensation programs. The Compensation Committee adopted changes to the 2010 Annual Incentive Plan that provide for threshold and maximum target payouts based on the achievement of Company performance metrics better aligned with our strategy of profitable Newport market share growth. In addition, the Compensation Committee changed the mix of equity award types for the 2010 Stock Awards from stock appreciation rights and service based restricted stock to a combination of stock options, performance based restricted stock and service based restricted stock to enhance the performance incentive for the Named Executive Officers while maintaining the retention incentives with three year cliff vesting. Also, based on the evaluation and recommendation of the Compensation Committee, the Board of Directors adopted stock ownership guidelines for the directors and senior executive officers of the Company. Finally, upon the recommendations of management, the Compensation Committee made no adjustments to the base salaries or target payout levels for the annual and long-term incentive plans for the Named Executive Officers for 2010.

Compensation Committee Oversight of Executive Compensation

The Compensation Committee of the Board of Directors is comprised of four independent, non-executive directors — Messrs. Colbert (Chair), Almon, Dietz and Travis — and is responsible for overseeing our executive compensation policies, including evaluating and approving the compensation of the Named Executive Officers as listed in the Summary Compensation Table below. The Board of Directors has adopted a Compensation Committee Charter that sets forth the purpose, composition, authority and responsibilities of the Compensation Committee. The Compensation Committee reviews and determines the base salary, annual and long-term incentive awards, equity awards and other compensation for each Named Executive Officer, including our Chief Executive Officer, and reviews our executive compensation policies, including risks relating to our compensation plans and arrangements. The Compensation Committee also has the authority to engage and retain executive compensation consultants to assist with such evaluations.

Executive Compensation Consultants

During 2009, the Compensation Committee retained Towers Perrin, a nationally recognized executive compensation consulting firm, now known as Towers Watson following its merger with Watson Wyatt in January 2010 ("Towers Perrin" or the "Committee's Compensation Consultant") to assist with the evaluation of our executive compensation program. Towers Perrin analyzed and provided comparative executive compensation data and compensation program proposals to assist in evaluating and setting the compensation of the Named Executive Officers and the overall structure of our executive compensation policies. Towers Perrin also provided certain benefit plan services to the Company during 2009. The Compensation Committee reviewed the nature of the services provided and the fees paid and does not believe that these other services impaired Towers Perrin's ability to provide the Compensation Committee with an independent perspective on executive compensation. See "Executive Compensation Consultant Fees and Services" below for additional information regarding services provided by and fees paid to Towers Perrin in 2009.

The Compensation Committee and management discussed the engagement of an executive compensation consultant to assist management with compensation plan design proposals in order to permit the Committee's Compensation Consultant to advise the Compensation Committee exclusively. In February 2009, management engaged Mercer (US) Inc. ("Mercer"), a nationally recognized executive compensation consulting firm, to provide management with advice regarding benchmarking of executive compensation programs, annual incentive and long-term incentive compensation programs, plan design updates and stock ownership guidelines.

Role of Management in Executive Compensation Decisions

Generally, our Chief Executive Officer makes recommendations to the Compensation Committee relating to the compensation of the other Named Executive Officers. In addition, our Chief Executive Officer and Vice President of Human Resources provide input and make proposals regarding the design, operation, objectives and values of the various components of compensation in order to provide appropriate performance and retention incentives for key employees. These proposals may be initiated by the Chief Executive Officer or upon the request of the Compensation Committee and may reflect the advice and counsel of Towers Perrin and Mercer.

Benchmarking

Our executive compensation program uses competitive peer group and survey information to assist in determining base salary, annual incentive compensation and stock-based award guidelines. The Compensation Committee considered this information on market practices, which was compiled by the Committee's Compensation Consultant, along with factors such as internal equity, individual performance, promotion potential and retention risk in determining total direct compensation for our Named Executive Officers. The Committee periodically benchmarks our executive compensation against the compensation paid to executives at (i) a group of peer companies consisting of 22 food, beverage and tobacco companies (the "Peer Group") and (ii) survey data for the food, beverage and tobacco industry (the "Survey Data"). The companies comprising the Peer Group are listed below.

- Altria Group, Inc.
- Brown Forman Corp.
- Campbell Soup Company
- Chiquita Brands International, Inc.
- The Coca-Cola Company
- Coca-Cola Enterprises Inc.
- ConAgra Foods, Inc.
- Constellation Brands, Inc.
- Dean Foods Co.
- General Mills, Inc.
- The Hershey Company
- H.J. Heinz Company
- Hormel Foods Corp.
- J.M. Smuckers Co.
- Kellogg Company
- Kraft Foods, Inc.
- Molson Coors Brewing Co.
- PepsiAmericas, Inc.
- PepsiCo, Inc.
- Reynolds American, Inc.
- Sara Lee Corp
- Universal Corp.

Following the Company's separation from Loews Corporation in June 2008 (the "Separation"), the Compensation Committee reviewed the Peer Group and Survey Data with the Committee's Compensation Consultant and determined that it was appropriate. The Compensation Committee periodically evaluates the appropriateness of the size and composition of the Peer Group and Survey Data with the assistance of the Committee's Compensation Consultant. The Committee's Compensation Consultant provided executive pay practices information for the Peer Group and Survey Data in order to assist in the compensation evaluation. The Compensation Committee evaluated the base salary, annual incentive awards and stock-based awards and actual and target total compensation levels for the Peer Group and Survey Data for comparison with those of our Named Executive Officers.

Tally Sheets

In addition to considering compensation levels for the Peer Group and Survey Data, the Compensation Committee also considers information contained in total compensation tally sheets for each Named Executive Officer. The tally sheets summarize each component of compensation, including base salary, target annual incentive plan payout, vested and unvested long-term incentive plan awards, retirement benefits, health and welfare benefits, perquisites and potential payments in the event of termination of employment under various scenarios. The Compensation Committee uses the tally sheets to evaluate accumulated equity value and total compensation opportunities for each Named Executive Officer.

Executive Compensation Policy and Objectives

The objective of our executive compensation program is to attract and retain highly qualified senior executive officers and provide motivation to ensure a high level of performance in order to maximize shareholder value. To meet this objective, we established a compensation program for senior executive officers that combines base salary, cash incentives, stock-based awards and benefits. In establishing our executive compensation program, the Compensation Committee considered a number of factors, including:

- the executive compensation programs and market practices of large, non-durable consumer goods companies;
- Peer Group and Survey Data of executive compensation and other materials;
- recommendations of external compensation and benefits consultants; and
- our historical compensation practices.

Our executive compensation program is designed to align executive compensation within the framework of the Company's strategic objectives and is intended to motivate and reward executives, including the Named Executive Officers, to achieve the Company and individual performance objectives, which are established to further the Company's short and long term goals. The Compensation Committee is responsible for reviewing and approving the compensation for our Named Executive Officers and stock equity awards for all eligible employees. The

Compensation Committee does not rely upon a fixed formula or specific numerical criteria in determining each Named Executive Officer's total compensation or the allocation of compensation among the various components of compensation described below. Moreover, we do not have a specific policy for the allocation of compensation between short-term and long-term compensation or cash and equity compensation. Rather, the Compensation Committee exercises its business judgment in determining total compensation based upon the following criteria:

- our long-term strategic objectives, financial and other performance criteria and individual performance goals;
- the competitive compensation levels for executive officers at companies in similar businesses and/or of similar size;
- the overall economic environment and industry conditions;
- unique circumstances impacting the industry, the Company and our executive officers; and
- the advice of the Committee's Compensation Consultant.

Based upon its analysis of these criteria, the Compensation Committee determines each component of executive compensation — base salary, annual incentive awards and stock-based awards — for the Named Executive Officers, taking into consideration internal equity, individual performance, promotion potential, retention risk and other factors. Given the negative public opinion regarding the tobacco industry and consequent difficulty in attracting qualified and talented executives, we believe that it is in the best interests of the Company and our shareholders generally to target total direct compensation at the 75th percentile of market practice for our Peer Group and Survey Data in order to attract and retain talented executives. This target may be adjusted based upon the specific responsibilities, experience and performance of each Named Executive Officer as well as other factors in the Compensation Committee's discretion.

Components of Executive Compensation

The principal components of compensation for our Named Executive Officers in the last fiscal year were:

- base salary;
- annual incentive awards;
- stock-based awards; and
- retirement, severance and other benefits.

Base Salary. We pay base salaries in order to attract and retain leadership talent and to provide a competitive basis of compensation that recognizes the executive's skills and experience relative to his or her responsibilities in the position. During 2009, the Peer Group and Survey Data were used to construct base salary ranges for all salaried employees, including the Named Executive Officers. The minimum and maximum of each range were set at 75% and 125% of the range midpoint, respectively. This standard grade range spread of 50 percentage points provided a market relevant base salary range for similar company positions with salary growth potential. Individual base pay may deviate from the range midpoint due to specific individual factors applicable to each executive, such as seniority, individual performance, experience level, scope of responsibility, or a unique combination of functional responsibilities.

The base salaries for the Named Executive Officers were primarily based upon a review of the following considerations:

- comparative data provided by external data sources publicly available or received from nationally recognized executive compensation management and consulting firms;
- individual performance of the executive; and
- a review and analysis of the executive's compensation, both on an absolute level and relative to other executive officers of the Company based on his or her responsibilities and strategic corporate achievement.

2009 Salary Adjustments. Beginning in 2009, the base salary for the Named Executive Officers was reviewed, and any adjustments thereto made, on an annual common date in order to facilitate the administration of salaries and align incentive plan decisions with the base salary review process. In determining base salary adjustments for 2009 for the Named Executive Officers other than the Chief Executive Officer, the Compensation Committee considered the performance and contributions of each Named Executive Officer, the financial performance of the Company, the recommendations of the Chief Executive Officer and the competitiveness of the individual's pay relative to compensation data for executives in comparable positions in the Peer Group and Survey Data provided by the Committee's Compensation Consultant. Based on these considerations, the Compensation Committee determined that base salaries for the Named Executive Officers, except the Chief Executive Officer, be adjusted, as of January 5, 2009, based on their individual performance rating and the amount of time elapsed since their last salary review date (and in Mr. Taylor's case, his hire date). For 2009, Mr. Orlowsky's base salary was reduced from $2,200,000 to $1,200,000, pursuant to a 2008 amendment to his Employment Agreement which shifted the distribution of his total cash compensation from base salary to performance based incentive compensation. See "Chief Executive Officer Compensation" below for more information regarding Mr. Orlowsky's compensation. The table below sets forth the 2009 base salaries for each Named Executive Officer as of January 5, 2009.

Name	Title	Base Salary as of January 5, 2009
Martin L. Orlowsky	Chairman, President and Chief Executive Officer	$1,200,000
David H. Taylor	Executive Vice President, Finance and Planning and Chief Financial Officer	869,409
Randy B. Spell	Executive Vice President, Marketing and Sales	661,535
Ronald S. Milstein	Senior Vice President, Legal and External Affairs, General Counsel and Secretary	636,881
Charles E. Hennighausen	Executive Vice President, Production Operations	629,014

2010 Salary Adjustments. During 2009, base salaries for each of the Named Executive Officers were reviewed by the Compensation Committee, which considered the recent salary adjustments in 2009, the potential for earning additional performance based compensation under the redesigned incentive compensation plan structure and the base salaries of the Named Executive Officers relative to those of the Peer Group. Upon the recommendation of management, the Committee made no adjustments to the base salaries of the Named Executive Officers for 2010.

Annual Incentive Awards. Our annual incentive plan ("AIP") ensures that a significant portion of each Named Executive Officer's annual compensation is at risk and dependent upon our overall performance and individual performance criteria intended to align the executive's interests with shareholder interests. The Compensation Committee is responsible for administering all annual incentive plans pursuant to the terms of the 2008 Incentive Compensation Plan (the "2008 Plan"), which was approved by our shareholders in May 2009. The 2008 Plan provides for cash-based performance awards intended to qualify as performance based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, (the "Code"), subject to certain adjustments for extraordinary items in the discretion of the Compensation Committee. Pursuant to the terms of the 2008 Plan, the Compensation Committee may establish one or more of the following business criteria as performance targets based on the performance of the participant, the Company and/or one of its subsidiaries: revenue; economic value added; net income; operating income; unit volume; return on stockholders' equity; return on sales; stock price; earnings per share; growth in earnings per share; earnings before interest, taxes, depreciation and amortization; cash flow; sales growth; margin improvement; income before taxes; income before taxes margin; return on investment; return on capital; return on assets; values of assets; market share; market penetration goals; personal performance goals; business development goals (including without limitation regulatory submissions, product launches and other business development-related opportunities); regulatory compliance goals; customer retention goals; customer satisfaction goals; goals relating to acquisitions or divestitures; gross or operating margins; operating efficiency; working capital performance; expense targets and/or productivity targets or ratios. Individual payouts may not exceed $10,000,000 in any plan year pursuant to the terms of the 2008 Plan.

2009 Annual Incentive Plan. During 2008, the Compensation Committee, in consultation with the Committee's Compensation Consultant, reviewed and considered the structure, targets, and terms of the annual incentive plan for 2009 (the "2009 AIP"). The 2009 AIP was designed to provide annual incentive compensation that qualified as performance based compensation pursuant to Section 162(m) of the Code. In establishing the 2009 payout targets for the Named Executive Officers, the Compensation Committee targeted the 75th percentile of market practice for total cash compensation (comprising base salary and annual incentive compensation) for executives in comparable positions at companies in the Peer Group and Survey Data. The Compensation Committee established incentive plan funding equal to 0.75% of our net income for 2009 for each Named Executive Officer, subject to the negative discretion of the Compensation Committee based on, among other things, the Company's performance in three categories — Newport's performance in the menthol segment expressed in terms of market share; total domestic relative market share performance as compared with our primary competitors; and our wholesale unit shipments rate of change compared with our primary competitors. Formal goals for these metrics were not established prior to the plan year, but the Company's performance was evaluated after year end against its performance objectives relative to the performance of its primary competitors. In addition, the Compensation Committee established individual performance factors for each Named Executive Officer, which were specific to their area of responsibility and aligned with the Company's short-term and long-term strategies. Each executive's performance against his or her individual goals was considered in the Compensation Committee's exercise of negative discretion. The Compensation Committee increased target payout levels for 2009 for each Named Executive Officer under the AIP in order to place more emphasis on variable, performance based pay and to improve the competitiveness of the compensation opportunity for each Named Executive Officer.

In March 2010, the Compensation Committee evaluated the Company's performance for purposes of determining incentive payouts for the 2009 AIP for the Named Executive Officers using the following metrics for 2009:

- Newport's retail market share in the menthol segment;
- Change in domestic wholesale market share compared to our primary competitors; and
- Domestic wholesale unit shipments rate of change compared to our primary competitors.

The Compensation Committee also considered the Company's performance on other metrics, including revenue growth and net income as well as the performance of the Named Executive Officers against their individual performance factors. The Company considers R. J. Reynolds Tobacco Company ("Reynolds"), a subsidiary of Reynolds American Inc., and Philip Morris USA Inc. ("Philip Morris"), a subsidiary of Altria Group, Inc., as its primary competitors. The Compensation Committee concluded that the Company significantly outperformed its primary competitors in 2009 on the three key incentive metrics for the 2009 AIP as shown in the table below.

Newport's Retail Market Share in the Menthol Segment		**2009 Domestic Wholesale Market Share Change**		**Domestic Wholesale Unit Shipments Rate of Change for 2009**	
2009	35.05 share	Lorillard:	0.55 share growth	Lorillard:	3.9% decline
2008	34.55 share	Philip Morris:	1.96 share decline	Philip Morris:	12.2% decline
		Reynolds:	0.05 share decline	Reynolds:	8.7% decline

In addition, the Compensation Committee also considered the performance metrics under the 2010 AIP design, including adjusted operating income and Newport market share for 2009, as a further guideline in determining payout levels for the 2009 AIP. Applying the 2010 AIP formula to the Company's 2009 results, the Committee determined that the Company's adjusted operating income and Newport retail market share for 2009 exceeded the Company's approved 2009 budget and Newport retail market share for 2008, respectively, which would result in a payout of 70% above target. See "2010 Annual Incentive Plan" below for additional information regarding the 2010 AIP design.

In evaluating the individual performance factors established for each Named Executive Officer, the Compensation Committee considered the recommendations of the Chief Executive Officer and evaluated each Named Executive Officer's performance relative to his or her individual performance factors as described below. Mr. Taylor's individual performance factors addressed an evaluation of the Company's capital structure and long-term leverage target, including oversight of the Company's share repurchase activities, establishment of a strategic bank group and completion of the Company's first debt offering in the bond market as a independent, public company. Mr. Spell's individual performance factors addressed an assessment of the Food and Drug Administration ("FDA") restrictions on marketing and advertising cigarettes and development of a transition plan to comply with the new requirements, evaluation of certain promotion strategies and product extensions, and implementation of a sales force consolidation program during 2009. Mr. Milstein's individual performance factors addressed a review of the Company's corporate governance policies and procedures after its first year as an independent, public company, including the implementation of a delegation of authority matrix, and evaluation of the Company's current litigation defense strategy with regard to various product liability cases to which the Company is a party. Mr. Hennighausen's individual performance factors addressed the installation of new processing equipment and development of standards to qualify for ISO 9001 certification, supervision of the modification of certain cigarette processing equipment to significantly reduce maintenance and improve serviceability, and conversion of all cigarette production to low ignition propensity design. The Compensation Committee determined that each of the Named Executive Officers achieved their individual performance factors for 2009.

Our Chief Executive Officer's incentive compensation under the 2009 AIP was based exclusively on the Company's performance metrics, subject to the Compensation Committee's negative discretion based on other performance factors. The Compensation Committee evaluated the Chief Executive Officer's performance, with the assistance of the Committee's Compensation Consultant, and determined that Mr. Orlowsky had exceptional performance in 2009, achieving profitable growth of Newport market share in accordance with the Company's strategy.

Based on these factors, the Compensation Committee determined that the Company had exceeded the performance target set forth in the 2009 AIP by 70% relative to the payout range (representing 80% of the target payout) and that each Named Executive Officer had achieved his or her individual performance factors for 2009 (representing 20% of the target payout). Accordingly, the Compensation Committee awarded 2009 AIP payouts equal to 156% of the payout target for Messrs. Orlowsky, Taylor, Spell, Milstein and Hennighausen. The target payout and actual payouts under the 2009 AIP for each of the Named Executive Officers are set forth below, and actual payouts are included in the "Non-Equity Incentive Compensation" column in the Summary Compensation Table.

Name	Title	2009 AIP Target Payout	2009 AIP Actual Payout
Martin L. Orlowsky	Chairman, President and Chief Executive Officer	$2,500,000	$3,900,000
David H. Taylor	Executive Vice President, Finance and Planning and Chief Financial Officer	800,000	1,248,000
Randy B. Spell	Executive Vice President, Marketing and Sales	550,000	858,000
Ronald S. Milstein	Senior Vice President, Legal and External Affairs, General Counsel and Secretary	550,000	858,000
Charles E. Hennighausen	Executive Vice President, Production Operations	450,000	702,000

2010 Annual Incentive Plan. During 2009, the Compensation Committee, in consultation with the Committee's Compensation Consultant, reviewed and considered the performance targets and terms of the annual incentive plan for 2010 (the "2010 AIP"). The 2010 AIP was developed by management in consultation with Mercer pursuant to the parameters discussed with the Compensation Committee and Towers Perrin. The 2010 AIP provides a threshold and maximum payout range of 0 to 1.8 times the target payout; performance metric weighting of 80% for Company performance with potential payout of 0 to 2.0 times the target payout (based on a range of 5% above or below the adjusted operating income target and 0.5 share points above or below the Newport market share target) and 20% for individual performance with potential payout of 0 to 1.0 times the target payout; and the Company's performance metrics such as adjusted operating income and Newport market share to further align the 2010 AIP with the Company's strategy of growing Newport market share profitably. Adjusted operating income excludes from the Company's reported operating income state settlement agreement payments, tobacco grower payments and FDA user fees, each of which is subject to factors outside of the Company's control. The Compensation Committee established 2010 AIP funding equal to 0.75% of our net income for 2010 for each Named Executive Officer, subject to the negative discretion of the Compensation Committee based on, among other things, the Company's performance metrics and the individual performance metrics during 2010.

In February 2010, the Compensation Committee approved the 2010 AIP and established the adjusted operating income and Newport market share targets under the 2010 AIP and individual targets for each Named Executive Officer, which are specific to their area of responsibility and aligned with the Company's short-term and long-term strategies. The Compensation Committee reviewed the 2010 AIP payout targets for each Named Executive Officer and determined that no adjustments should be made from those targets set forth in the 2009 AIP. The 2010 AIP target payout levels for the Named Executive Officers are set forth below.

Name	Title	2010 AIP Target Payout
Martin L. Orlowsky	Chairman, President and Chief Executive Officer	$2,500,000
David H. Taylor	Executive Vice President, Finance and Planning and Chief Financial Officer	800,000
Randy B. Spell	Executive Vice President, Marketing and Sales	550,000
Ronald S. Milstein	Senior Vice President, Legal and External Affairs, General Counsel and Secretary	550,000
Charles E. Hennighausen	Executive Vice President, Production Operations	450,000

Long-Term Incentive Awards. The third principal element of our compensation program for Named Executive Officers is stock awards which recognize performance over a longer term than annual incentive compensation and encourage the Named Executive Officers to continue their employment with the Company. Prior to the Separation, the stock awards were issued pursuant to the Carolina Group Stock Plan (the "CG Plan") in the form of stock options and, beginning in 2006, stock appreciation rights ("SAR") for Carolina Group Stock and were administered by Loews' compensation committee. Each stock option or SAR grant made pursuant to the CG Plan had an exercise price equal to the average of the high and low sales price of Carolina Group Stock on the trading day immediately preceding the date of grant. During 2008, we adopted the 2008 Plan, which is administered by the Compensation Committee and permits the issuance of stock options, SARs, restricted stock and other awards of our Common Stock to our executive officers, directors and employees. Each stock option or SAR grant made pursuant to the 2008 Plan has an exercise price equal to the closing price of our Common Stock on the date of grant. As part of the Separation, we converted all outstanding stock options or SARs under the CG Plan on a one-for-one basis into stock options or SARs exercisable in our Common Stock under the 2008 Plan with the same terms and conditions as the then existing awards.

Stock Award Process. The Compensation Committee approves and grants annual equity awards to eligible executives, including the Named Executive Officers, at its first regular meeting of the year following the release of the Company's earnings for the prior year. The number of shares subject to each grant, including SARs and restricted stock, is determined based on the closing price of our Common Stock on the annual equity award date and estimated value of an option to purchase one share of our Common Stock using the Black-Scholes option pricing model. Generally, stock options or SARs awarded are granted in four equal installments on a quarterly basis during the grant year with the exercise price for each installment set on the quarterly grant date. The Compensation Committee determined that this award structure, which is consistent with the practice of Loews' awards of Carolina Group Stock prior to the Separation, was fair and reasonable to the executives and to the Company and its shareholders since it minimized the impact (positive or negative) that any particular event could have on the exercise price for SAR awards.

2009 Stock Awards. Following the Separation, the Compensation Committee reviewed the type, structure, terms and timing of stock awards to be made to eligible employees in 2009 (the "2009 Stock Award"), including the Named Executive Officers. In March 2009, upon consultation with Committee's Compensation Consultant, the Compensation Committee determined that the value of the 2009 Stock Award would be allocated 60% in SARs and 40% in service based restricted stock. The SAR awards were granted in four equal quarterly installments with an exercise price equal to the closing price of our Common Stock on each date of grant. The SAR awards will vest in one-quarter increments beginning on the first anniversary of the annual award date (March 12, 2009) and each anniversary date for the following three years. The restricted stock award will vest on the third anniversary of the annual award date, subject to the executive officer's continued employment with the Company. The SAR awards will expire on the tenth anniversary of the annual award date. These awards generally are non-transferable. The value of each SAR award is directly linked to the amount of appreciation in the price of our Common Stock from the date of grant and have no value if the price of our Common Stock does not rise following the date of grant, which serves to align the executive's interests with those of our shareholders. The Compensation Committee determined that this structure provided an appropriate balance between providing performance and retention incentives to the Named Executive Officers and other participating employees and aligning their interests with those of our shareholders.

In determining the amount of stock to be awarded to the Named Executive Officers, the Compensation Committee targeted the 75th percentile of market practice for our Peer Group and Survey Data for annual equity awards taking into consideration internal equity, individual performance, promotion potential, retention risk and other factors. Based on this evaluation and the advice of the Committee's Compensation Consultant, the Compensation Committee established the following award values for the Named Executive Officers. The following table sets forth the targeted value of the 2009 Stock Awards (as estimated by the Compensation Committee) approved for the Named Executive Officers.

Name	Title	Targeted Value of 2009 Stock Awards
Martin L. Orlowsky	Chairman, President and Chief Executive Officer	$4,000,000
David H. Taylor	Executive Vice President, Finance and Planning and Chief Financial Officer	1,000,000
Randy B. Spell	Executive Vice President, Marketing and Sales	750,000
Ronald S. Milstein	Senior Vice President, Legal and External Affairs, General Counsel and Secretary	750,000
Charles E. Hennighausen	Executive Vice President, Production Operations	650,000

On March 12, 2009, the Compensation Committee awarded the first quarterly grant of SARs and the service based restricted stock awards to the Named Executive Officers and other participating employees. The remaining quarterly grants of the SAR awards were made on June 30, 2009, September 30, 2009 and December 31, 2009. The following table sets forth the 2009 Stock Awards for the Named Executive Officers awarded on March 12, 2009 based on the closing price of our Common Stock on the grant date.

Name	Title	2009 SARs	2009 Service Based Restricted Stock
Martin L. Orlowsky	Chairman, President and Chief Executive Officer	271,838	26,641
David H. Taylor	Executive Vice President, Finance and Planning and Chief Financial Officer	67,960	6,661
Randy B. Spell	Executive Vice President, Marketing and Sales	50,970	4,996
Ronald S. Milstein	Senior Vice President, Legal and External Affairs, General Counsel and Secretary	50,970	4,996
Charles E. Hennighausen	Executive Vice President, Production Operations	44,174	4,330

See the "Grants of Plan-Based Awards for 2009" for more information regarding the awards made to the Named Executive Officers in 2009.

2010 Stock Awards. During 2009, in consultation with Towers Perrin, Mercer and management, the Compensation Committee reviewed the type, structure, terms and timing of stock awards to be made to eligible employees, including the Named Executive Officers, in 2010. Based on this review, the Compensation Committee revised the type and mix of stock awards to the Named Executive Officers for 2010 (the "2010 Stock Award"). In March 2010, the Compensation Committee, upon consultation with Committee's Compensation Consultant, determined that the 2010 Stock Awards to the Named Executive Officers would be allocated equally in stock options, performance based restricted stock and service based restricted stock. The Compensation Committee determined that it was appropriate to use stock options rather than SARs given the Company's available shares under the 2008 Plan and expected usage. The stock option awards, consistent with the Company's practice with SAR awards, will be granted in four equal quarterly installments with an exercise price equal to the closing price of our Common Stock on each date of grant. The stock option awards will vest in one-quarter increments beginning on the first anniversary of the annual award date (February 24, 2010) and each anniversary date for the following three years. The stock option awards will expire on the tenth anniversary of the annual award date. The Compensation Committee determined that performance based restricted stock awards would be awarded in 2010 based on the Company's adjusted operating income and Newport market share performance in 2009. In this way, the Named Executive Officers will be rewarded collectively for the Company's performance while still providing a retention incentive given that the performance based restricted stock awards, like the time-vested restricted stock awards, will vest on the third anniversary of the annual award date, subject to the executive officer's continued employment with the Company. The Compensation Committee determined that this change improved the structure of the 2010 Stock Awards by enhancing the performance incentive and retaining the retention incentives for the Named Executive Officers.

In March 2010, upon consultation with Committee's Compensation Consultant, the Compensation Committee determined that the targeted value of the 2010 Stock Awards (as estimated by the Compensation Committee) would remain at the 2009 levels set forth above with the opportunity to increase the total value should the Company's 2009 performance merit an increase in the performance based restricted stock award. Based on the Company's adjusted operating income and Newport market share performance in 2009 exceeding target by 70% relative to the payout range (see "2009 Annual Incentive Plan" above for additional information), the Compensation Committee increased the performance based restricted stock award to the Named Executive Officers and other participants by 70%. The following table sets forth the 2010 Stock Awards for each Named Executive Officer.

Name	Title	2010 Stock Options	2010 Performance Based Restricted Stock	2010 Service Based Restricted Stock
Martin L. Orlowsky	Chairman, President and Chief Executive Officer	111,418	29,927	17,604
David H. Taylor	Executive Vice President, Finance and Planning and Chief Financial Officer	27,855	7,482	4,401
Randy B. Spell	Executive Vice President, Marketing and Sales	20,891	5,611	3,301
Ronald S. Milstein	Senior Vice President, Legal and External Affairs, General Counsel and Secretary	20,891	5,611	3,301
Charles E. Hennighausen	Executive Vice President, Production Operations	18,105	4,863	2,861

The Compensation Committee intends to continue to evaluate the type, structure, terms and timing of stock awards to the Named Executive Officers and other plan participants under the 2008 Plan and make evolutionary changes and improvements to ensure the appropriate alignment of the executives' interests with those of our shareholders.

Other Benefits. We provide other benefits, such as medical, dental, life, disability and related coverage, to the Named Executive Officers that are substantially the same as those provided to all of our salaried employees. In addition to the qualified and non-qualified retirement benefit plans described below, we offer an employees savings plan under Section 401(k) of the Code in which each Named Executive Officer participated during 2009. These benefit programs are designed to be competitive with those of other large corporations in order to attract and retain qualified executives. The Named Executive Officers other than the Chief Executive Officer participate in the Senior

Executive Severance Plan and have entered into Change in Control Agreements as further described below. Other than our Chief Executive Officer, none of the Named Executive Officers has an employment agreement with us.

Chief Executive Officer Compensation

Mr. Orlowsky has served as our Chief Executive Officer and President since 1999, at which time we entered into an employment agreement, which was subsequently amended through December 2008 (the "Employment Agreement"). Following the Separation, the Compensation Committee met in 2008 to, among other things, evaluate Mr. Orlowsky's compensation, including the terms of his Employment Agreement. The Company subsequently amended the Employment Agreement during 2008 to extend the term of the agreement through December 31, 2010, reduce Mr. Orlowsky's annual base salary from $2,200,000 to $1,200,000, increase his annual cash bonus target level from $1,500,000 to $2,500,000, which is subject to the achievement of performance goals established by the Compensation Committee pursuant to the 2008 Plan, and provide for Mr. Orlowsky's participation in our annual stock equity award program at an expected award value (as estimated by the Compensation Committee) of not less than $4,000,000. The Compensation Committee reviewed and approved the proposed changes included in the Employment Agreement.

Pursuant to the terms of the Employment Agreement, Mr. Orlowsky will also receive a supplemental retirement benefit equal to the benefit that would have been paid to him under the Pension Plan and Benefit Equalization Plan (each discussed in "Retirement Benefits" below) calculated as if he was credited with additional years of service equal to 30 years minus Mr. Orlowsky's credited service under the Pension Plan, and based upon an annual base salary equal to $2,200,000. While the Company does not have a policy for granting additional years of service under the Pension Plan and Benefit Equalization Plan, the additional years of service were negotiated with Mr. Orlowsky in a 2005 amendment to the Employment Agreement as a retention incentive and generally required that he remain employed with the Company through December 31, 2009 for the enhanced benefit to be earned. This supplemental retirement benefit is payable in a lump sum upon Mr. Orlowsky's retirement or if his employment is terminated due to his death, disability or by the Company without cause. The Employment Agreement also specifies that Mr. Orlowsky will receive other employee benefits no less favorable than those offered generally to our other executives.

The Employment Agreement provides that if Mr. Orlowsky's employment is terminated for a reason other than for cause or death, the Company will continue to pay his base salary and annual cash incentive payments for the remainder of the employment term. The Employment Agreement further provides that if Mr. Orlowsky dies during the term of the agreement, in addition to the proceeds of any life insurance or other employee benefits to which his widow may be entitled, we shall pay to Mr. Orlowsky's widow, if she survives, his base salary in effect at the time of his death for a period of six months after his death. Following any termination of employment, the Employment Agreement specifies that Mr. Orlowsky will abide by non-solicitation and non-competition provisions for a period of three years and confidentiality provisions in perpetuity.

Stock Ownership Guidelines

During 2009, the Compensation Committee, in consultation with the Committee's Compensation Consultant and management, reviewed and recommended the adoption of stock ownership guidelines for directors and executive officers. In February 2010, the Board of Directors adopted and approved the stock ownership guidelines, which set ownership targets expressed as a number of shares that approximate three times the annual cash retainer for non-executive directors, three times the base salary for the Chief Executive Officer and one times the average base salary for the other executive officers. Stock owned outright, stock held in Company benefit plans and restricted stock subject to service based vesting will be included in determining compliance with the stock ownership guidelines. Directors and executive officers generally are expected to comply with the stock ownership guidelines within five years of becoming subject to the guidelines. The Board (or the Compensation Committee on behalf of the Board) will review the stock ownership guidelines and individual compliance therewith on a regular basis.

Retirement Benefits

We provide retirement benefits to our executive officers through a combination of a tax qualified, non-contributory defined benefit plan (the "Pension Plan"), in which substantially all of our salaried employees participate, and a non-qualified Benefit Equalization Plan. We believe that it is appropriate to provide these retirement benefits in order to attract and retain qualified executives. The Pension Plan is designed to replace approximately one-third of a participant's base salary compensation after accumulating 30 years of service and having reached age 55. Participants in the Pension Plan are also eligible for normal retirement at age 65 with 5 or more years of credited service, unreduced early retirement benefits at age 60 with ten or more years of credited service, and reduced early retirement benefits at age 55 with 5 or more years of service. Reduced early retirement benefits are determined by reducing the normal retirement benefit by approximately 5% for each year prior to age 65. The Pension Plan is subject to the normal annual earnings limits established by the Internal Revenue Service. For this reason, the Company provides additional retirement benefits under the non-qualified Benefit Equalization Plan to certain executives, including the Named Executive Officers, that meet certain earnings requirements in excess of the annual earnings limits. The Benefit Equalization Plan provides for an additional accrual and payment of benefits, which are not available under our Pension Plan as a result of the Internal Revenue Service limitations. Employees become eligible to participate in the Benefit Equalization Plan and the Pension Plan after completion of one year of service.

The Pension Plan is a defined benefit plan in which the benefit is calculated using the employee's highest average annual base salary during any period of five consecutive years of the ten years immediately preceding retirement. This earnings figure is multiplied by a flat percentage defined for specific years of service and by total length of credited service to obtain the annual benefit payable under the plan. Payment from this plan is in the form of an annuity. Retirees can choose a single life annuity, a ten-year period certain annuity, or they can select one of four joint and survivor options. Plan participants are vested in the plan after five years of service.

The benefit calculation for the Benefit Equalization Plan is the same as the Pension Plan calculation using the salary amounts in excess of the specific IRS limits for each of the years of the executive's credited service. A limited number of participants in the Benefit Equalization Plan, including Messrs. Orlowsky, Spell and Milstein, have an executive split-dollar life insurance policy, provided under our Executive Insurance Plan, that provides a funding mechanism for benefits provided under the Benefit Equalization Plan. Participation in the Executive Insurance Plan was limited to participating executives who were vested as of January 1, 2003, but the amounts of the policies are not frozen. The terms of payment from the Benefit Equalization Plan had been similar to the Pension Plan until January 2008, when the Benefit Equalization Plan was modified to comply with new regulations issued pursuant to Section 409A of the Code by limiting the payout to lump sums only. See the "All Other Compensation" column in the Summary Compensation Table below for more information.

While the Company does not have a policy for granting additional years of service under the Pension Plan and Benefit Equalization Plan, additional years of service may be awarded to executive officers pursuant to employment or severance agreements under certain termination events, such as termination following a change in control. Under his Employment Agreement, Mr. Orlowsky is provided a supplemental retirement benefit equal to the benefit that would have been paid to him under the Pension Plan and Benefit Equalization Plan calculated as if he was credited with additional years of service equal to 30 years minus his credited service under the Pension Plan and Benefit Equalization Plan. See "Chief Executive Officer Compensation" above for more information.

Change in Control and Other Severance Arrangements

Severance Plan. Our Senior Executive Severance Pay Plan (the "Severance Plan") provides for continued compensation and benefits to selected senior executives, including the Named Executive Officers (excluding the Chief Executive Officer), whose employment is terminated without "Cause" or who terminate for "Good Reason," as defined in the Severance Plan. Upon a qualified termination of employment, the participating Named Executive Officer will be entitled to a payment equal to two times his or her base salary to be paid in equal bi-monthly installments over a period of 36 months following the executive's termination. The Named Executive Officers will also be entitled to a payment equal to the unpaid portion of his or her annual incentive plan bonus (calculated as if the executive met all performance targets). The plan also provides for (i) a payment equal to the cost of COBRA continuation coverage under our health plans for a period of three years following such termination of employment, including a "gross up" for taxes using an effective tax rate of 35%, and (ii) up to 24 months of outplacement services. In order to receive these benefits, the Named Executive Officer must (i) execute a release agreement satisfactory to us, (ii) return any financial advances and property, and (iii) reconcile his or her expense account and any other amounts due to the Company.

Pursuant to the Severance Plan, "Cause" means a termination by the Company for (i) any malfeasance in office or other similar violation of duties and responsibilities by the executive; (ii) violation of express instructions or any specific Company policy which materially affects the business of the Company; or (iii) any unlawful act which harms the reputation of the Company or otherwise causes significant injury to the Company. "Good Reason" means (i) the assignment of an executive to duties inconsistent in any respect with his or her position (including status, offices, titles and reporting requirements), authority, duties or responsibilities, or any other action by the Company which results in a material diminution in such position, authority, duties or responsibilities; or (ii) a failure by the Company to comply with the following provisions: (a) not to reduce the executive's base salary, (b) to amend, modify or terminate the Severance Plan in a manner not permitted by its terms, or (c) to permit the executive to participate in all incentive, bonus, savings and retirement benefit plans, practices, policies and programs applicable generally to other peer executives of the Company. For purposes of Good Reason, in each case isolated and inadvertent actions not taken in bad faith and which are remedied by the Company promptly after receipt of written notice thereof shall be excluded.

At any time prior to the time that Mr. Orlowsky ceases to serve as Chief Executive Officer or after the third anniversary of the date Mr. Orlowsky ceased to serve as Chief Executive Officer, the Severance Plan may be amended, modified or terminated, provided, however, that such amendment may not affect the plan benefits with respect to any executive who has terminated his or her employment with us. During the three year period after Mr. Orlowsky ceases to serve as Chief Executive Officer, the Company may not amend, modify or terminate the Severance Plan or remove any executive as a participant in the plan.

Change in Control Arrangements. In 2008, we entered into change in control related severance agreements (the "Severance Agreements") with a group of 43 executives, including each Named Executive Officer. We believe these agreements are appropriate to allow executives to focus on the Company's interests in a change of control situation without distractions relating to their employment. The initial term of the Severance Agreements expires on December 31, 2010, but is automatically renewed for successive calendar years commencing on January 1, 2011 unless notice of nonrenewal has been provided by either party to the Severance Agreement. The Severance Agreements are automatically extended for twenty-four months following a Change in Control. A "Change in Control" is deemed to occur if: (i) any person becomes the owner of 30% or more of our voting securities; (ii) the majority of the membership of the Board changes without approval of two-thirds of the directors who either were directors on the date of the related Severance Agreement, or whose election was previously so approved; (iii) there is a merger or consolidation with another company following which the members of the Board do not constitute a majority of the members of the board of the surviving entity; or (iv) there is a sale or disposition of all or substantially all of our assets or our stockholders approve a plan of complete liquidation.

Benefits under the Severance Agreements are subject to a "double trigger" requiring both a change in control and a qualified termination event. As such, payments are made only upon termination of the executive's employment by us other than for "Cause" or by the executive for "Good Reason" within two years following (or in connection with) a Change in Control. "Cause" includes the willful and continued failure by the executive to substantially perform his or her duties (other than any such failure resulting from the executive's incapacity due to physical or mental illness) not cured within 30 days after a written demand for substantial performance is delivered to the executive by the Board or the willful engagement by the executive in conduct which is demonstrably and materially injurious to the Company or its subsidiaries, monetarily or otherwise. "Good Reason" includes the assignment of duties inconsistent with the executive's status or a substantial adverse alteration in the nature or status of the executive's responsibilities, relocation of the principal place of employment to a location that increases the one-way commute by more than 25 miles, reduction in base salary or failure to continue comparable compensation and benefit plans.

The benefits provided pursuant to the Severance Agreements are based upon the executive's position and responsibilities and severance payments range from one and a half to three times base salary and target annual incentive. The Severance Agreements for the Named Executive Officers provide for the following benefits upon their termination of employment in a manner entitling them to benefits:

- three times the sum of (i) the individual's base salary in effect immediately prior to termination of employment (or, if higher, immediately prior to the first occurrence of an event or circumstance constituting Good Reason), and (ii) the target annual incentive for the individual;
- continued life, dental, accident and health insurance benefits for three years;
- a pro rata incentive compensation for the year in which employment terminates;
- except in the case of Mr. Orlowsky with respect to our pension plans, payment equal to incremental benefits and contributions the executive would have earned under our pension and defined contribution plans assuming the executive continued employment for an additional three years;
- outplacement services not to exceed $25,000; and
- a gross-up payment equal to the amount necessary to reimburse the executive for the effect of any federal excise tax levied on "excess parachute payments," except that the gross up payment will not be paid, and the severance payments otherwise payable to the executive will be reduced, unless payment of the gross up payment would increase the after-tax benefit to the executive by more than 10%.

In addition, all outstanding unvested stock awards granted to each Named Executive Officer generally will become fully and immediately vested and exercisable upon the occurrence of a change in control transaction (as defined in the 2008 Plan). See "Potential Payments upon Termination of Employment or Change in Control" below for additional information regarding payments in the event of a change in control or other termination of employment for each Named Executive Officer.

Indemnification Agreements

We have entered into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our certificate of incorporation and bylaws against (i) any and all expenses and liabilities, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness, and (iii) any liabilities incurred as a result of acting on behalf of the Company (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for the advancement or payment of expenses to the indemnitee and for reimbursement to the Company if it is found that such indemnitee is not entitled to such indemnification under applicable law and our certificate of incorporation and bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Deductibility of Executive Compensation

In accordance with Section 162(m) of the Code, the deductibility for federal corporate income tax purposes of compensation paid to certain of our individual executive officers in excess of $1 million in any year may be restricted. The Compensation Committee considered the impact of Section 162(m) in establishing the structure, performance targets and timing of the 2009 AIP as well as the proportion of Mr. Orlowsky's cash compensation attributable to base salary and performance based compensation. Although the Compensation Committee plans to evaluate and limit the impact of Section 162(m), it believes that the tax deduction is only one of several relevant considerations in setting compensation. Accordingly, where it is deemed necessary and in the best interests of the Company to attract and retain the best possible executive talent to compete successfully and to motivate such executives to achieve the goals inherent in our business strategy, the Compensation Committee may approve compensation to executive officers which exceeds the limits of deductibility. In this regard, certain portions of compensation paid to the Named Executive Officers may not be deductible for federal income tax purposes under Section 162(m) of the Code.

Compensation Committee Report

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2009.

Compensation Committee of the Board of Directors
Virgis W. Colbert (Chair)
Robert C. Almon
Kit D. Dietz
Nigel Travis

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised entirely of "outside directors" within the meaning of the regulations under Section 162(m) of the Code, "non-employee directors" under SEC Rule 16b-3, and "independent" directors as affirmatively determined by the Board of Directors pursuant to the NYSE Listing Standards. The members of the Compensation Committee are the individuals named as signatories to the report immediately preceding this paragraph. None of the members of the Compensation Committee are our former officers or employees.

Executive Compensation Consultant Fees and Services

Pursuant to the Committee Charter, the Compensation Committee has the sole authority over the appointment, compensation and oversight of the Committee's Compensation Consultant. The Compensation Committee retained Towers Perrin in 2009 to assist the Committee with its responsibilities related to the Company's executive and director compensation programs. Towers Perrin's fees for executive compensation consulting to the Committee in 2009 were $104,120. The executive compensation services provided included assisting in defining the Company's executive compensation strategy, providing market benchmark information, supporting the design of incentive compensation plans and providing regulatory and governance guidance applicable to the Committee.

During 2009, Towers Perrin was also retained by the Company to provide services unrelated to executive compensation, including services with respect to the Company's health and welfare plans and various other matters. The fees paid to Towers Perrin for these services in 2009 were $768,833. The Compensation Committee did not review or approve the other services provided by Towers Perrin to the Company, which were approved by management in the ordinary course of business. The Compensation Committee reviewed the nature of the services provided and the fees paid and does not believe that these other services impaired Towers Perrin's ability to provide the Compensation Committee with an independent perspective on executive compensation.

Summary Compensation Table

The information below sets forth the compensation of our Named Executive Officers, including the Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers for the year ended December 31, 2009.

Name and Principal Position(s)	Year	Salary(1)	Bonus(2)	Stock Awards(3)	Stock Option/ SAR Awards(4)	Non-Equity Incentive Plan Compensation(5)	Change in Pension Value and Non-qualified Compensation(6)	All Other Compensation(7)	Total
Martin L. Orlowsky	2009	$1,212,308	$ —	$1,600,058	$3,015,528	$3,900,000	$632,681	$109,401	$10,469,976
Chairman, President and Chief	2008	2,198,462	10,750,000	—	687,432	950,000	665,736	757,937	16,009,567
Executive Officer	2007	1,998,077	1,100,000	—	669,429	—	724,670	874,313	5,366,489
David H. Taylor(8)	2009	872,219	—	400,060	753,887	1,248,000	143,825	33,883	3,451,874
Executive Vice President, Finance	2008	793,846	450,000	—	309,344	260,000	—	100,466	1,913,656
and Planning and Chief Financial Officer	2007	—	—	—	—	—	—	—	—
Randy B. Spell	2009	663,837	—	300,060	565,416	858,000	380,971	299,321	3,067,605
Executive Vice President,	2008	617,053	147,355	—	223,415	206,000	190,949	290,126	1,674,888
Marketing and Sales	2007	545,419	271,123	—	217,564	—	207,929	179,411	1,421,446
Ronald S. Milstein	2009	639,298	—	300,060	565,416	858,000	193,970	129,125	2,685,869
Senior Vice President, Legal and	2008	590,006	158,165	—	223,415	206,000	104,922	72,776	1,355,284
External Affairs, General Counsel and Secretary	2007	551,116	291,012	—	217,564	—	102,070	33,441	1,195,203
Charles E. Henninghausen	2009	631,277	—	260,060	490,027	702,000	130,268	22,444	2,236,076
Executive Vice President,	2008	582,654	152,175	—	223,415	198,000	79,443	9,200	1,244,887
Production Operations	2007	544,037	279,992	—	217,564	—	65,506	9,000	1,116,099

(1) Base salaries are paid bi-weekly and included two additional days of salary paid in 2009 as a result of the pay period ending dates for the year. See "Base Salary" above for more information.

(2) For 2007 and 2008, these amounts represent payment of the annual incentive payout under bonus programs prior to our Separation in June 2008. As described in "Annual Incentive Awards" above, such awards were determined prior to the Separation based on an assessment of the Company's overall performance and the individual performance of the Named Executive Officers with respect to their individual performance criteria for the applicable period. These bonus programs were not established pursuant to the 2008 Plan and did not qualify as performance based compensation pursuant to Section 162(m) of the Code.

(3) These amounts represent the aggregate grant date fair value recognized for financial statement reporting purposes in accordance with FASB ASC Topic 718 (exclusive of the effect of estimated forfeitures for service based vesting) associated with the restricted stock awarded as part of the 2009 Stock Award made pursuant to the 2008 Plan. These amounts do not reflect the actual value that may be realized by the Named Executive Officers. See Note 13 of our Consolidated Financial Statements included in the 2009 Annual Report for more information regarding the assumptions used in the calculation of these amounts.

(4) These amounts represent the aggregate grant date fair value recognized for financial statement reporting purposes in accordance with FASB ASC Topic 718 (exclusive of the effect of estimated forfeitures for service based vesting) associated with the SARs awarded as part of the 2009 Stock Award made pursuant to the 2008 Plan. These amounts do not reflect the actual value that may be realized by the Named Executive Officers. See Note 13 of our Consolidated Financial Statements included in the 2009 Annual Report for more information regarding the assumptions used in the calculation of these amounts.

(5) These amounts represent the 2009 AIP payment to each Named Executive Officer. As described in "2009 Annual Incentive Plan" above, the Compensation Committee established incentive plan funding equal to 0.75% of the Company's net income for the 2009 AIP for each Named Executive Officer, subject to the Committee's negative discretion. In March 2010, the Compensation Committee determined that the performance metrics for the 2009 AIP had been exceeded and awarded the amounts listed in the above table to the Named Executive Officers.

(6) These amounts represent the actuarial increase in the present value of each Named Executive Officer's retirement benefits and the Chief Executive Officer's supplemental retirement agreement as of December 31, 2009 over the value of those benefits as of December 31, 2008, all as determined using the same interest rate and other assumptions as those used in our financial statements. Mr. Taylor became a participant in the Pension Plan

and Benefit Equalization Plan as of February 1, 2009, but is not vested in either plan as of December 31, 2009. See "Retirement Benefits" above for additional information regarding the retirement benefits accrued for each of the Named Executive Officers and Note 12 to our Consolidated Financial Statements included in the 2009 Annual Report for more information regarding the assumptions used in the calculations of these amounts.

(7) These amounts include premiums for a split-dollar life insurance policy for Messrs. Spell and Milstein in the amount of $269,000 and $99,600, respectively. No premiums were required for Mr. Orlowsky's split-dollar life insurance policy in 2009. The insurance program was closed to participants prior to Mr. Hennighausen vesting for benefits under the plan. See "Retirement Benefits" above for more information. These amounts reflect dividend payments on restricted stock received in 2009 by Messrs. Orlowsky, Taylor, Spell, Milstein and Hennighausen in the amounts of $77,792, $19,450, $14,588 and $12,644, respectively. The amounts also include annual cash received pursuant to a company-wide medical and welfare plan and not used to purchase medical and other welfare benefits for Messrs. Orlowsky, Taylor, Spell and Milstein in the amounts of $21,810, $4,633, $5,932 and $5,136, respectively. The amounts also include $9,800 for each Named Executive Officer representing the Company's matching contribution to the Lorillard Tobacco Company Employees Savings Plan.

(8) Mr. Taylor joined the Company as Executive Vice President, Finance and Planning on January 7, 2008 and was promoted to Chief Financial Officer on May 5, 2008.

Grants of Plan-Based Awards for 2009

The following table sets forth the grants of plan-based awards for 2009, including non-equity incentive plan awards under the 2009 AIP and the 2009 Stock Awards. All awards were made pursuant to the 2008 Plan.

			Estimated Future Payouts under Non-Equity Incentive Plan Awards(1)							
Name	Grant Date	Approval Date	Threshold	Target	Maximum	All Other Stock Awards; Number of Shares of Stock or Units(2)	All Other Option/SAR Awards; Number of Securities Underlying Stock Option/ SARs(3)	Exercise of Base Price of Stock Options/ SAR Awards(4)	Closing Market Price on Grant Date	Grant Date Fair Value of Stock and Stock Option/ SAR Awards(5)
Martin L. Orlowsky	3/12/2009	3/12/2009	—	$2,500,000	—		—	—	—	—
	3/12/2009	3/12/2009	—	—	—	26,641	—	—	$60.06	$1,600,058
	3/12/2009	3/12/2009	—	—	—		67,960	$60.06	60.06	874,863
	6/30/2009	6/30/2009	—	—	—		67,959	67.77	67.77	780,863
	9/30/2009	9/30/2009	—	—	—		67,960	74.30	74.30	662,840
	12/31/2009	12/31/2009	—	—	—		67,959	80.23	80.23	697,474
David H. Taylor	3/12/2009	3/12/2009	—	800,000	—		—	—	—	—
	3/12/2009	3/12/2009	—	—	—	6,661	—	—	60.06	400,060
	3/12/2009	3/12/2009	—	—	—		16,990	60.06	60.06	218,716
	6/30/2009	6/30/2009	—	—	—		16,990	67.77	67.77	195,091
	9/30/2009	9/30/2009	—	—	—		16,990	74.30	74.30	165,710
	12/31/2009	12/31/2009	—	—	—		16,990	80.23	80.23	174,371
Randy B. Spell	3/12/2009	3/12/2009	—	550,000	—		—	—	—	—
	3/12/2009	3/12/2009	—	—	—	4,996	—	—	60.06	300,060
	3/12/2009	3/12/2009	—	—	—		12,743	60.06	60.06	164,043
	6/30/2009	6/30/2009	—	—	—		12,742	67.77	67.77	146,312
	9/30/2009	9/30/2009	—	—	—		12,743	74.30	74.30	124,287
	12/31/2009	12/31/2009	—	—	—		12,742	80.23	80.23	130,773
Ronald S. Milstein	3/12/2009	3/12/2009	—	550,000	—		—	—	—	—
	3/12/2009	3/12/2009	—	—	—	4,996	—	—	60.06	300,060
	3/12/2009	3/12/2009	—	—	—		12,743	60.06	60.06	164,043
	6/30/2009	6/30/2009	—	—	—		12,742	67.77	67.77	146,312
	9/30/2009	9/30/2009	—	—	—		12,743	74.30	74.30	124,287
	12/31/2009	12/31/2009	—	—	—		12,742	80.23	80.23	130,773
Charles E. Hennighausen	3/12/2009	3/12/2009	—	450,000	—		—	—	—	—
	3/12/2009	3/12/2009	—	—	—	4,330	—	—	60.06	260,060
	3/12/2009	3/12/2009		—	—		11,044	60.06	60.06	142,172
	6/30/2009	6/30/2009	—	—	—		11,043	67.77	67.77	126,803
	9/30/2009	9/30/2009	—	—	—		11,044	74.30	74.30	107,716
	12/31/2009	12/31/2009	—	—	—		11,043	80.23	80.23	113,336

(1) These amounts represent the target payout amounts under the 2009 AIP under the terms approved by the Compensation Committee on March 12, 2009. The payout of the 2009 AIP for each Named Executive Officer was based on achievement of the Company's performance targets — Newport's performance in the menthol segment expressed in terms of market share; total domestic relative market share performance as compared with our primary competitors; and our wholesale unit shipments rate of change compared with our primary competitors. The maximum payout under the 2009 AIP for each Named Executive Officer is the lesser of (i) 0.75% of our net income for 2009 and (ii) $10,000,000 pursuant to the limits set forth in the 2008 Plan. In March 2010, the Compensation Committee reviewed the achievement of the Company's performance targets as well as the individual performance of each Named Executive Officer for purposes of exercising its negative discretion and determined that the Company's performance targets were exceeded and that payouts be made above target levels under the 2009 AIP. See "2009 Annual Incentive Plan" above for more information.

(2) This column represents the amount of restricted stock awarded to each Named Executive Officer pursuant to the 2009 Stock Award on March 12, 2009.

(3) This column represents the number of SARs awarded to the Named Executive Officers pursuant to the 2009 Stock Award on March 12, 2009. The SARs were granted in four equal installments during 2009 in accordance with the Company's practice.

(4) The exercise price for SARs awarded to the Named Executive Officers equal the closing price on the grant date.

(5) The grant date value is calculated in accordance with the provision of FASB ASC Topic 718 using the Black-Scholes option valuation methodology. See Note 13 to our Consolidated Financial Statements in the 2009 Annual Report for more information regarding the assumptions used in the calculation of these amounts.

Outstanding Equity Awards at Fiscal Year-End for 2009

The following tables set forth outstanding stock options and SARs granted to each Named Executive Officer under the 2008 Plan. The securities reported were outstanding as of December 31, 2009. All awards with expiration dates prior to 2016 represent stock options, and awards with expiration dates during or after 2016 represent SARs. Each stock option and SAR award granted to the Named Executive Officers and reported below vests and becomes exercisable in four equal annual installments beginning on the first anniversary of the grant date of the first stock option or SAR award of the year in which the award was made. Each stock option and SAR award expires no later than the tenth anniversary of the date of grant. Restricted stock awards vest on the third anniversary of the grant date, subject to the executive officer's continued employment with the Company. See "Stock-Based Awards" above for more information.

		Options Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Stock Option/SARs Exercisable	Number of Securities Underlying Unexercised Stock Options/SARs Unexercisable	Stock Option/SAR Exercise Price	Stock Option/SAR Expiration Date	Number of Shares of Stock That Have Not Vested	Market Value of Shares That Have Not Vested(1)
Martin L. Orlowsky	1/31/2006	—	2,500	$46.25	1/31/2016	26,641	$2,137,407
	3/31/2006	—	2,500	47.86	1/31/2016		
	6/30/2006	—	2,500	51.64	1/31/2016		
	9/30/2006	—	2,500	55.35	1/31/2016		
	1/9/2007	5,000	5,000	64.86	1/9/2017		
	3/30/2007	5,000	5,000	75.20	1/9/2017		
	6/29/2007	5,000	5,000	77.79	1/9/2017		
	9/28/2007	5,000	5,000	80.78	1/9/2017		
	1/8/2008	2,500	7,500	84.30	1/8/2018		
	3/31/2008	2,500	7,500	73.75	1/8/2018		
	7/30/2008	2,500	7,500	68.72	1/8/2018		
	9/30/2008	2,500	7,500	71.15	1/8/2018		
	3/12/2009	—	67,960	60.06	3/12/2019		
	6/30/2009	—	67,959	67.77	3/12/2019		
	9/30/2009	—	67,960	74.30	3/12/2019		
	12/31/2009	—	67,959	80.23	3/12/2019		
David H. Taylor	1/8/2008	1,125	3,375	84.30	1/8/2018	6,661	534,412
	3/31/2008	1,125	3,375	73.75	1/8/2018		
	7/30/2008	1,125	3,375	68.72	1/8/2018		
	9/30/2008	1,125	3,375	71.15	1/8/2018		
	3/12/2009	—	16,990	60.06	3/12/2019		
	6/30/2009	—	16,990	67.77	3/12/2019		
	9/30/2009	—	16,990	74.30	3/12/2019		
	12/31/2009	—	16,990	80.23	3/12/2019		

Name	Grant Date	Options Awards: Number of Securities Underlying Unexercised Stock Option/SARs Exercisable	Options Awards: Number of Securities Underlying Unexercised Stock Options/SARs Unexercisable	Options Awards: Stock Option/SAR Exercise Price	Options Awards: Stock Option/SAR Expiration Date	Stock Awards: Number of Shares of Stock That Have Not Vested	Stock Awards: Market Value of Shares That Have Not Vested(1)
Randy B. Spell	1/16/2004	813	—	$25.49	1/16/2014	4,996	$ 400,829
	3/31/2004	813	—	26.79	1/16/2014		
	6/30/2004	813	—	24.53	1/16/2014		
	9/30/2004	813	—	23.90	1/16/2014		
	1/20/2005	1,625	—	32.09	1/20/2015		
	3/31/2005	1,625	—	32.63	1/20/2015		
	6/30/2005	1,625	—	32.86	1/20/2015		
	9/30/2005	1,625	—	39.25	1/20/2015		
	1/31/2006	2,437	813	46.25	1/31/2016		
	3/31/2006	2,437	813	47.86	1/31/2016		
	6/30/2006	2,437	813	51.64	1/31/2016		
	9/30/2006	2,437	813	55.35	1/31/2016		
	1/9/2007	1,625	1,625	64.86	1/9/2017		
	3/30/2007	1,625	1,625	75.20	1/9/2017		
	6/29/2007	1,625	1,625	77.79	1/9/2017		
	9/28/2007	1,625	1,625	80.78	1/9/2017		
	1/8/2008	812	2,438	84.30	1/8/2018		
	3/31/2008	812	2,438	73.75	1/8/2018		
	7/30/2008	812	2,438	68.72	1/8/2018		
	9/30/2008	812	2,438	71.15	1/8/2018		
	3/12/2009	—	12,743	60.06	3/12/2019		
	6/30/2009	—	12,742	67.77	3/12/2019		
	9/30/2009	—	12,743	74.30	3/12/2019		
	12/31/2009	—	12,742	80.23	3/12/2019		
Ronald S. Milstein	1/31/2006	1,219	813	46.25	1/31/2016	4,996	400,829
	3/31/2006	1,219	813	47.86	1/31/2016		
	6/30/2006	1,219	813	51.64	1/31/2016		
	9/30/2006	1,219	813	55.35	1/31/2016		
	1/9/2007	1,219	1,625	64.86	1/9/2017		
	3/30/2007	1,219	1,625	75.20	1/9/2017		
	6/29/2007	1,219	1,625	77.79	1/9/2017		
	9/28/2007	1,219	1,625	80.78	1/9/2017		
	1/8/2008	812	2,438	84.30	1/8/2018		
	3/31/2008	812	2,438	73.75	1/8/2018		
	7/30/2008	812	2,438	68.72	1/8/2018		
	9/30/2008	812	2,438	71.15	1/8/2018		
	3/12/2009	—	12,743	60.06	3/12/2019		
	6/30/2009	—	12,742	67.77	3/12/2019		
	9/30/2009	—	12,743	74.30	3/12/2019		
	12/31/2009	—	12,742	80.23	3/12/2019		

Name	Grant Date	Options Awards: Number of Securities Underlying Unexercised Stock Option/SARs Exercisable	Number of Securities Underlying Unexercised Stock Options/SARs Unexercisable	Stock Option/SAR Exercise Price	Stock Option/SAR Expiration Date	Stock Awards: Number of Shares of Stock That Have Not Vested	Market Value of Shares That Have Not Vested(1)
Charles E. Hennighausen . . .	1/20/2005	813	—	$32.09	1/20/2015	4,330	$ 347,396
	3/31/2005	813	—	32.63	1/20/2015		
	6/30/2005	813	—	32.86	1/20/2015		
	9/30/2005	813	—	39.25	1/20/2015		
	1/31/2006	812	813	46.25	1/31/2016		
	3/31/2006	812	813	47.86	1/31/2016		
	6/30/2006	2,437	813	51.64	1/31/2016		
	9/30/2006	2,437	813	55.35	1/31/2016		
	1/9/2007	1,625	1,625	64.86	1/9/2017		
	3/30/2007	1,625	1,625	75.20	1/9/2017		
	6/29/2007	1,625	1,625	77.79	1/9/2017		
	9/28/2007	1,625	1,625	80.78	1/9/2017		
	1/8/2008	812	2,438	84.30	1/8/2018		
	3/31/2008	812	2,438	73.75	1/8/2018		
	7/30/2008	812	2,438	68.72	1/8/2018		
	9/30/2008	812	2,438	71.15	1/8/2018		
	3/12/2009	—	11,044	60.06	3/12/2019		
	6/30/2009	—	11,043	67.77	3/12/2019		
	9/30/2009	—	11,044	74.30	3/12/2019		
	12/31/2009	—	11,043	80.23	3/12/2019		

(1) Calculated using the closing price of our Common Stock on December 31, 2009 ($80.23).

Option Exercises and Stock Vested for 2009

The following table sets forth information regarding the stock options exercised for each Named Executive Officer, including the number and realized value of shares acquired in aggregate upon exercise of stock options and SARs during 2009 based on the closing price of shares on the exercise date. No restricted shares awarded to the Named Executive Officers vested in 2009.

Name	Option Awards(1): Number of Shares Acquired on Exercise	Value Realized on Exercise
Martin L. Orlowsky	42,188	$1,326,475
David H. Taylor	—	—
Randy B. Spell	—	—
Ronald S. Milstein	4,998	205,651
Charles E. Hennighausen	—	—

(1) For purposes of this table, the value realized on exercise reflects the difference between the market price of our Common Stock at the time of exercise and the exercise price of the stock options.

Pension Benefits for 2009

The following table sets forth information relating to the retirement benefits for the Named Executive Officers as of December 31, 2009 under the Pension Plan and the Benefit Equalization Plan, including the supplemental retirement benefit for Mr. Orlowsky provided by his Employment Agreement. No payments were made from these benefit plans or arrangements to the Named Executive Officers during 2009.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Plan Benefit(4)
Martin L. Orlowsky	Pension Plan(1)	19.2	$ 449,921
	Benefit Equalization Plan(2)	19.2	4,705,751
	Supplemental Retirement Benefit(3)	10.8	2,964,271
	Total		8,119,943
David H. Taylor	Pension Plan(1)	2.0	39,155
	Benefit Equalization Plan(2)	2.0	104,670
	Total		143,825
Randy B. Spell	Pension Plan(1)	32.9	1,131,123
	Benefit Equalization Plan(2)	32.9	2,027,757
	Total		3,158,880
Ronald S. Milstein	Pension Plan(1)	13.5	293,298
	Benefit Equalization Plan(2)	13.5	510,914
	Total		804,212
Charles E. Hennighausen	Pension Plan(1)	7.2	170,750
	Benefit Equalization Plan(2)	7.2	291,423
	Total		462,173

(1) These amounts represent the calculated pension value provided by the qualified retirement plan as of December 31, 2009. The calculation is based on the average of five highest annual years of base salary (subject to IRS limits) over the last ten years of service multiplied by the number of years of credited service multiplied by 1.2% (1.6% for credited service prior to January 1, 1982).

(2) These amounts represent the calculated non-qualified retirement benefit value provided by the Benefit Equalization Plan. The benefit calculation for the Benefit Equalization Plan is the same as the Pension Plan calculation using the salary amounts in excess of the specific IRS limits for each of the years of the executive's credited service.

(3) This amount represents a supplemental retirement benefit for Mr. Orlowsky provided pursuant to his Employment Agreement payable in a lump sum in accordance with the terms of the Benefit Equalization Plan based on additional credited service of 10.8 years to provide for 30 years of total credited service. See "Chief Executive Officer Compensation" above for more information.

(4) The valuations included in this column have been calculated as of December 31, 2009 assuming the earliest retirement date on which each Named Executive Officer will receive unreduced retirement benefits under the Pension Plan and Benefit Equalization Plan (and in the case of Mr. Orlowsky, the supplemental retirement benefit pursuant to his Employment Agreement); a discount rate of 6.0%; 4.5% interest rate for lump sum calculations for each Named Executive Officer, except Mr. Taylor for whom 6.0% is used in accordance with a plan amendment effective for all new participants after January 1, 2008; and no pre-retirement death, disability or termination.

For purposes of these calculations, the present values of the accumulated plan benefits are determined as of the earliest date on which the Named Executive Officers would receive unreduced retirement benefits under the respective plans. Pursuant to the terms of the Pension Plan and Benefit Equalization Plan as of December 31, 2009, Mr. Orlowsky was eligible for normal retirement benefits; Mr. Spell was eligible for unreduced early retirement benefits; and Messrs. Taylor, Milstein and Hennighausen were not eligible for retirement benefits.

Benefits under the Pension Plan and Benefit Equalization Plan vest when a participant has five years of credited service. Participants in the Pension Plan and the Benefit Equalization Plan are eligible for normal retirement at age 65 with 5 or more years of credited service, unreduced early retirement benefits at age 55 with 30 or more years of credited service and at age 60 with ten or more years of credited service, and reduced early retirement benefits at age 55 with 5 or more years of service. Reduced early retirement benefits are determined by reducing the normal retirement benefit by approximately 5% for each year prior to age 65. Upon retirement, participants in the Pension Plan may elect a single life annuity, a joint and survivor annuity, and a 10-year certain annuity and participants in the Benefit Equalization Plan receive a lump sum payment. See "Retirement Benefits" above for additional information regarding our retirement plans.

Potential Payments upon Termination of Employment or Change in Control

The following tables set forth the estimated payments and benefits that would be provided to each Named Executive Officer who was employed by us on December 31, 2009, pursuant to the terms of any contract, agreement, plan or arrangement that provides for such payments and benefits following, or in connection with, a termination of the Named Executive Officer's employment, including by involuntary termination not for cause, involuntary termination for cause, retirement, death or disability or in connection with a Change in Control (as defined in the applicable severance plan or agreement) with or without a termination of the Named Executive Officer. For purposes of calculating the amounts in the table, we have assumed that the Change in Control event and/or termination took place in that sequence on December 31, 2009 (the last business day of our most recently completed fiscal year) using the closing price of our Common Stock on such date ($80.23 per share) for purposes of calculating the value of any stock awards in accordance with the rules and regulations under the Exchange Act. The "Involuntary Termination not for Cause" column includes termination by the Named Executive Officer for Good Reason, as such term is defined under the applicable severance plan or agreement. The "Change in Control with Termination" column provides for payments as a result of a qualified termination pursuant to the Severance Agreements. The amounts shown in the table include estimates of what would have been paid to the Named Executive Officers upon the occurrence of the specified event. The actual amounts to be paid to the Named Executive Officers can only be determined at the time of such event. See the discussion that follows the table for additional information regarding the estimated payments and benefits.

Name and Description of Potential Payments	Voluntary Termination	Involuntary Termination not for Cause	Involuntary Termination for Cause	Change in Control without Termination	Change in Control with Termination	Death	Disability	Retirement
Martin L. Orlowsky								
Severance	$—	$6,200,000	$—	$ —	$11,100,000	$ 600,000	$ —	$ —
Accelerated Stock Vesting/AIP Payout	—	—	—	7,874,708	7,874,708	2,500,000	2,500,000	2,500,000
Enhanced Retirement Benefit	—	—	—	—	350,782	—	—	—
Healthcare Benefits	—	24,442	—	—	73,325	—	—	—
Outplacement Services	—	—	—	—	25,000	—	—	—
280G Tax Gross Up	—	—	—	—	—	—	—	—
Total	—	6,224,442	—	7,874,708	19,423,815	3,100,000	2,500,000	2,500,000
David H. Taylor								
Severance	—	2,538,818	—	—	5,008,227	—	—	—
Accelerated Stock Vesting/AIP Payout	—	—	—	2,080,908	2,080,908	800,000	800,000	—
Enhanced Retirement Benefit	—	—	—	—	29,400	—	—	—
Healthcare Benefits	—	66,437	—	—	66,437	—	—	—
Outplacement Services	—	25,000	—	—	25,000	—	—	—
280G Tax Gross Up	—	—	—	—	2,757,986	—	—	—
Total	—	2,630,255	—	2,080,908	9,967,958	800,000	800,000	—

Name and Description of Potential Payments	Voluntary Termination	Involuntary Termination not for Cause	Involuntary Termination for Cause	Change in Control without Termination	Change in Control with Termination	Death	Disability	Retirement
Randy B. Spell								
Severance	—	1,873,070	—	—	3,634,605	—	—	—
Accelerated Stock Vesting/AIP Payout	—	—	—	1,642,712	1,642,712	550,000	550,000	550,000
Enhanced Retirement Benefit	—	—	—	—	218,111	—	—	—
Healthcare Benefits	—	74,211	—	—	74,211	—	—	—
Outplacement Services	—	25,000	—	—	25,000	—	—	—
280G Tax Gross Up	—	—	—	—	2,063,349	—	—	—
Total	—	1,972,281	—	1,642,712	7,657,988	550,000	550,000	550,000
Ronald S. Milstein								
Severance	—	1,823,762	—	—	3,560,643	—	—	—
Accelerated Stock Vesting/AIP Payout	—	—	—	1,642,712	1,642,712	550,000	550,000	—
Enhanced Retirement Benefit	—	—	—	—	216,255	—	—	—
Healthcare Benefits	—	28,808	—	—	28,808	—	—	—
Outplacement Services	—	25,000	—	—	25,000	—	—	—
280G Tax Gross Up	—	—	—	—	2,201,465	—	—	—
Total	—	1,877,570	—	1,642,712	7,674,883	550,000	550,000	—
Charles E. Hennighausen								
Severance	—	1,708,028	—	—	3,237,042	—	—	—
Accelerated Stock Vesting/AIP Payout	—	—	—	1,423,765	1,423,765	450,000	450,000	—
Enhanced Retirement Benefit	—	—	—	—	179,259	—	—	—
Healthcare Benefits	—	74,211	—	—	74,211	—	—	—
Outplacement Services	—	25,000	—	—	25,000	—	—	—
280G Tax Gross Up	—	—	—	—	1,854,205	—	—	—
Total	—	1,807,239	—	1,423,765	6,793,482	450,000	450,000	—

Severance. The Named Executive Officers are eligible for post-termination severance payments pursuant to (i) the Severance Plan for a termination not for cause or a termination for good reason, as defined in the Severance Plan, and not in connection with a Change in Control event (Mr. Orlowsky is not a participant in the Severance Plan) and (ii) the Severance Agreements for a termination not for Cause or a termination for Good Reason, as defined in the Severance Agreements, and in connection with a Change in Control event. In the event of a Change in Control, the Severance Agreements provide for the payment of the 2009 AIP. However, since this amount would already have been accelerated as a result of the Change in Control event pursuant to the 2008 Plan, this amount is included under "Accelerated Stock Vesting/AIP Payout." See "Change in Control and Other Severance Arrangements" above for more information regarding the payments and benefits payable under the Severance Plan and Severance Agreements.

In addition, Mr. Orlowsky's Employment Agreement provides for (i) severance payments equal to his base salary and incentive payout target for the remainder of the term of the agreement (through December 31, 2010) in the event of a termination without cause and not in connection with a Change in Control event and (ii) six months of base salary paid to his widow in the event of a termination by death. See "Chief Executive Officer Compensation" above for more information.

Accelerated Stock Vesting and AIP Payout. All of the stock awards made to our Named Executive Officers have been granted under the 2008 Plan and are subject to the vesting and other terms set forth in the award certificates and the 2008 Plan. Pursuant to the terms of the 2008 Plan, in the event of a Change in Control (as defined in the 2008 Plan), the Compensation Committee has the discretion to determine the treatment of all outstanding stock awards, unless the award certificate provides otherwise. If the Committee does not exercise its discretion, any stock option award or SAR award carrying a right to exercise that was not previously vested and exercisable becomes fully vested and exercisable, and any restrictions, deferral limitations, payment conditions and forfeiture conditions for restricted stock and other stock awards lapse and such awards are deemed fully vested. In addition, any performance conditions imposed with respect to such awards are deemed to be fully achieved. For purposes of calculating the amounts in the table, we have assumed that the any outstanding unvested stock option award and SAR award would vest as of December 31, 2009 using the closing price of our Common Stock ($80.23) on such date.

The 2009 AIP for our Named Executive Officers was in effect as of December 31, 2009 and was established in accordance with the terms of the 2008 Plan. As discussed above with regard to stock awards, in the event of the Change in Control, the performance conditions imposed with respect to such awards are deemed to be fully achieved and the target payout amount is payable to the Named Executive Officers. In the event of the death, disability or retirement after age 62 of a Named Executive Officer, the performance conditions under the 2009 AIP are deemed to be fully achieved and the target payout amount, pro rated according to the time the Named Executive Officer participated during the 2009 measurement period, is payable to the Named Executive Officer or his or her estate. In the event of the retirement prior to age 62 of a Named Executive Officer, the performance conditions under the 2009 AIP are deemed to be fully achieved and 50% of the target payout amount, pro rated according to the time the Named Executive Officer participated in the 2009 AIP, is payable to the Named Executive Officer. The amounts for the 2009 AIP included in the table reflect the target incentive payout level which would have been the value used in the event of a termination as of December 31, 2008. See "2009 Annual Incentive Plan" above for additional information.

Enhanced Retirement Benefit. We have included any enhanced retirement benefits provided for under the Severance Agreements in this column. For a Change in Control related termination event only, these amounts include three years of additional age and credited service under the Pension Plan and Benefit Equalization Plan as well as three years of additional matching contributions by the Company under the Lorillard Tobacco Company Employees Savings Plan, a defined contribution plan (the "401(k) Plan"). The total amount of the Company's matching contributions under the 401(k) Plan were calculated using the 2010 compensation limit since limits for 2011 and 2012 are not available. We have not included amounts which the Named Executive Officers would be eligible to receive now or in the future pursuant to the Pension Plan and Benefit Equalization Plan (and in the case of Mr. Orlowsky, the Supplement Retirement Benefit provided pursuant to his Employment Agreement) in this table as these amounts are set forth in the "Pension Benefits for 2009" table above. Messrs. Orlowsky and Spell were each eligible for unreduced retirement under the Pension Plan and Benefit Equalization Plan as of December 31, 2009. Messrs. Taylor, Milstein and Hennighausen were not eligible for retirement under the Pension Plan and Benefit Equalization Plan as of December 31, 2009. See "Retirement Benefits" above for more information.

Healthcare Benefits. Pursuant to the terms of the Severance Plan and Severance Agreement, the Named Executive Officers are entitled to healthcare benefits for a period of three years following the specified event of termination not for cause of following a Change in Control. The amounts shown in the table represent the value of three years of healthcare benefits plus a tax gross up amount of $25,664 for Mr. Orlowsky, $23,253 for Mr. Taylor, $25,974 for Messrs. Spell and Hennighausen, and $10,083 for Mr. Milstein. In the case of Mr. Orlowsky, the terms of his Employment Agreement provide for continuation of this benefit through December 31, 2010 in the event of a termination not for cause and not in connection with a Change in Control event, which includes a tax gross up amount of $8,555. See "Change in Control and Other Severance Arrangements" above for more information regarding the payments and benefits payable under the Severance Plan and Severance Agreements.

Outplacement Services. Pursuant to the terms of the Severance Agreements, the Named Executive Officers are generally entitled to $25,000 in outplacement services following a termination not for cause or in connection with a Change in Control event. Pursuant to the terms of the Severance Plan, the Named Executive Officers are entitled to outplacement services for 24 months, which, for purposes of this table, we have determined to be valued at $25,000 consistent with the benefit paid under the Severance Agreements. See "Change in Control and Other Severance Arrangements" above for more information regarding the payments and benefits payable under the Severance Plan and Severance Agreements.

280G Tax Gross Up. Pursuant to the terms of the Severance Agreements, the Named Executive Officers are entitled to a gross-up payment equal to the amount necessary to reimburse the executive for the effect of any federal excise tax levied on "excess parachute payments," except that the gross up payment will not be paid, and the severance payments otherwise payable to the executive will be reduced, unless payment of the gross up payment would increase the after-tax benefit to the executive by more than 10%. See "Change in Control and Other Severance Arrangements" above for more information regarding the payments and benefits payable under the Severance Plan and Severance Agreements.

EQUITY COMPENSATION PLAN INFORMATION

The table below reflects the number of securities issued and the number of securities remaining which were available for issuance under the 2008 Incentive Compensation Plan as of December 31, 2009.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity compensation plans approved by security holders(1)	1,614,618(2)	$65.60(3)	2,011,418
Equity compensation plans not approved by security holders	—	—	—
Total	1,614,618(2)	$65.60(3)	2,011,418

(1) The 2008 Incentive Compensation Plan was approved by our shareholders at the annual meeting of shareholders on May 21, 2009.

(2) Includes 162,570 stock option awards, 1,362,615 SAR awards and 89,433 shares of restricted stock, subject to certain vesting requirements which may or may not be met.

(3) Because there is no exercise price associated with the restricted stock, the shares of restricted stock described in Note 2 above are not included in the weighted-average exercise price calculation.

PROPOSAL NO. 2 — RATIFICATION OF THE SELECTION OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010. Deloitte & Touche LLP has served as our independent registered public accounting firm since prior to the Separation. The submission of this matter for approval by shareholders is not legally required; however, the Board of Directors believes that such submission provides shareholders an opportunity to provide feedback on an important issue of corporate governance. If shareholders do not approve the selection of Deloitte & Touche LLP, the selection of such firm as our independent registered public accounting firm will be reconsidered. In the event that Deloitte & Touche LLP is unable to serve as independent registered public accounting firm for the fiscal year ending December 31, 2010 for any reason, the Audit Committee will appoint another independent registered public accounting firm. Representatives of Deloitte & Touche LLP will be present at the Annual Meeting, will be given an opportunity to make a statement if they desire to do so and will be available to respond to appropriate shareholder questions regarding the Company.

Vote Required

Approval of the ratification of selection of our independent registered public accounting firm requires the affirmative vote of a majority of the shares of our Common Stock cast at the Annual Meeting, in person or by proxy, and entitled to vote, provided that a quorum is present. Abstentions will count for the purpose of determining whether a quorum is present at the meeting and will have the same effect as a vote against the proposal. Broker non-votes will have the effect of a negative vote for this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. UNLESS MARKED TO THE CONTRARY, SIGNED PROXIES RECEIVED BY THE COMPANY WILL BE VOTED "FOR" THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

REPORT OF THE AUDIT COMMITTEE

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the qualifications and independence of the Company's independent registered public accounting firm (the "Independent Auditor") and (iv) the performance of the Company's internal audit function and Independent Auditor. The Audit Committee operates pursuant to a written charter. Management is responsible for the financial reporting process, including the preparation of the financial statements and system of internal control over financial reporting. The Company's Independent Auditor is responsible for auditing the financial statements in accordance with generally accepted auditing standards, issuing an opinion as to whether the Company's financial statements are, in all material respects, presented fairly in conformity with generally accepted accounting principles, and performing an assessment of the Company's internal control over financial reporting.

The Audit Committee has met and held discussions with management and the Independent Auditor regarding the fair and complete presentation of the Company's results, the assessment of the Company's internal control over financial reporting and significant accounting policies applied by the Company in its financial statements. Management represented to the Audit Committee that the Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Committee has reviewed and discussed the audited financial statements with management and the Independent Auditor. The Audit Committee met with the Independent Auditor, with and without management present, to discuss the results of its evaluation of the Company's internal control over financial reporting and the overall quality of the Company's financial reporting.

The Audit Committee also discussed with the Independent Auditor those matters required by Statement of Auditing Standards No. 61, "Communications with Audit Committees," as amended. In addition, the Audit Committee discussed with the Independent Auditor its independence from the Company and management, and the Audit Committee has received and reviewed the written disclosures and letter from the Independent Auditor as required by the applicable standards and rules of the Public Company Accounting Oversight Board for independent auditor communications with audit committees concerning independence.

Based upon the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board approved, the inclusion of the audited financial statements in the Company's 2009 Annual Report filed with the SEC.

Audit Committee
Richard W. Roedel (Chair)
Robert C. Almon
David E.R. Dangoor

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our Audit Committee is responsible for pre-approving all audit services and permitted non-audit services, including the fees and terms thereof, to be performed for us and our subsidiaries by our independent registered public accounting firm (the "Independent Auditor"). The Audit Committee has adopted a pre-approval policy and implemented procedures which provide that all engagements of our Independent Auditor are reviewed and pre-approved by the Audit Committee, subject to the *de minimis* exception for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which our Audit Committee approves prior to the completion of the audit. The pre-approval policy also delegates pre-approval authority to the Chairman of the Audit Committee between meetings of the Audit Committee, and any such approvals are reviewed and ratified by the Audit Committee at its next scheduled meeting.

For the years ended December 31, 2009 and 2008, professional services were performed for us by Deloitte & Touche LLP, our Independent Auditor. Audit and audit-related fees aggregated approximately $1,681,000 and $1,323,000 for the years ended December 31, 2009 and 2008, respectively. Set forth below are the fees billed to us by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates. All fees and services incurred following the Separation were approved in accordance with the Audit Committee's pre-approval policy.

	Year Ended December 31,	
Fees by Type	**2009**	**2008**
	(In 000s)	
Audit fees	1,251	1,211
Audit-related fees	430	112
Tax fees	737	520
All other fees	—	—
Total	2,418	1,843

Audit Fees. The aggregate fees billed for professional services rendered by the Independent Auditor were approximately $1,251,000 and $1,211,000 for the years ended December 31, 2009 and 2008, respectively, and primarily related to the annual audits of the consolidated financial statements included in our Annual Reports on Form 10-K and our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and the reviews of the consolidated financial statements included in our Quarterly Reports on Form 10-Q.

Audit-Related Fees. Audit-related fees billed during the year ended December 31, 2009 and 2008 were approximately $430,000 and $112,000, respectively, and primarily related to benefit plan audits in 2008 and consents, comfort letters, the statutory audit of a subsidiary and benefit plan audits in 2009.

Tax Fees. The aggregate fees billed for tax services during the year ended December 31, 2009 and 2008 were approximately $737,000 and $520,000, respectively. These fees related to tax compliance, tax advice and tax planning for the year ended December 31, 2009 and 2008.

All Other Fees. There were no fees billed for all other services during the years ended December 31, 2009 and 2008.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review and Approval of Related Person Transactions

We have a written policy regarding related person transactions which requires that any transaction, regardless of the size or amount involved, involving the Company or any of its subsidiaries in which a "related person" had or will have a direct or indirect material interest must be reviewed and approved or ratified by the Audit Committee. Directors and executive officers are required to submit all related person transactions to our General Counsel for review and reporting to the Audit Committee. A "related person" is any director, nominee for director, executive officer, holder of 5% or more of any class of our outstanding voting securities and any immediate family member of such person who shares the same household. In addition to our written policy, our legal staff is responsible for the development and implementation of other processes and controls, including regular director and officer questionnaires, to obtain information from the directors and executive officers with respect to related person transactions. Based on the facts and circumstances identified through the written policy and these information gathering processes, the Audit Committee determines whether the Company or a related person has a direct or indirect material interest in any transactions identified. During 2009, there were no reportable related person transactions.

SHAREHOLDER PROPOSALS FOR ANNUAL MEETING OF SHAREHOLDERS FOR 2011

Proposals from shareholders are given careful consideration by us in accordance with Rule 14a-8 of the Exchange Act ("Rule 14a-8"). We provide shareholders with the opportunity, under certain circumstances and consistent with our amended and restated by-laws and the rules of the Securities and Exchange Commission, to participate in the governance of the Company by submitting shareholder proposals or director nominations that they believe merit consideration at the annual meeting of shareholders for 2011. To enable management to analyze and respond to proposals or director nominations that shareholders wish to have included in the Proxy Statement and proxy card for that annual meeting, any such proposal or director nomination must be received by us in writing no later than December 8, 2010 consistent with Rule 14a-8. Any shareholder proposal or director nomination for the annual meeting of shareholders for 2011 that is not intended for inclusion in the Proxy Statement and proxy card will be considered "untimely" if it is received by us earlier than January 20, 2011 or after February 19, 2011. An untimely proposal may not be brought before or considered at our annual meeting of shareholders for 2011. Any shareholder proposal or director nomination submitted must also be made in compliance with our amended and restated by-laws. For more information regarding our by-law procedures for director nominations, please refer to "Corporate Governance — Nomination Process and Qualifications for Director Nominees."

Proxies solicited by the Board of Directors for the annual meeting of shareholders for 2011 may confer discretionary authority to vote on any untimely shareholder proposals or director nominations without express direction from shareholders giving such proxies. All shareholder proposals and director nominations must be addressed to the attention of the Corporate Secretary at 714 Green Valley Road, Greensboro, North Carolina 27408. The Chairman of the annual meeting of shareholders may refuse to acknowledge the introduction of any shareholder proposal or director nomination not made in compliance with the foregoing procedures.

OTHER BUSINESS

As of April 5, 2010, our Board of Directors is not aware of any other business to come before the meeting. However, if any additional matters are presented at the meeting, it is the intention of the persons named in the accompanying proxy to vote in accordance with their judgment on those matters.

By Order of the Board of Directors



Ronald S. Milstein
Senior Vice President, Legal and External Affairs,
General Counsel and Secretary

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LORILLARD, INC.
INDEPENDENCE STANDARDS FOR DIRECTORS

The Board of Directors has adopted Corporate Governance Guidelines that contain director qualifications. No director will be considered "independent" unless the Board affirmatively determines that the director has no material relationship with Lorillard, Inc. or any of its subsidiaries (together, the "Company"), either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company. When making independence determinations, the Board will consider all relevant facts and circumstances, as well as all applicable legal and regulatory requirements, including NYSE corporate governance requirements and the rules and regulations of any other regulatory or self-regulatory body with jurisdiction over the Company. Notwithstanding the foregoing, none of the following relationships shall automatically disqualify any director or nominee from being considered "independent":

(a) More than three years ago, (i) the director was employed by the Company, or (ii) an immediate family member of the director was employed by the Company as an executive officer;

(b) (i) During any twelve-month period during the preceding three years, the director has received, or has an immediate family member who has received, less than $120,000 in direct compensation from the Company; or (ii) during any twelve-month period during the preceding three years the director has received, or has an immediate family member who has received, director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or (iii) more than three years ago, the director has received, or has an immediate family member who has received, any such compensation (including amounts over $120,000 per year);

(c) The director or an immediate family member of the director is or was employed within the past three years as an executive officer of another organization for which any of the Company's present executive officers at the same time serves or served on that organization's board of directors (or similar body) or any committee thereof, except that the foregoing shall not apply to service by such executive officer on such organization's compensation committee; or

(d) (i) The director is or was an employee, executive officer, partner (other than a limited partner) or significant equity holder of another organization that made payments to, or received payments from, the Company for property or services in an amount which, in any single fiscal year, is less than the greater of $1.0 million or 2% of such other organization's consolidated gross revenues, or (ii) an immediate family member of the director is or was an executive officer of another company that made payments to, or received payments from, the Company for property or services in an amount which, in any single fiscal year, is less than the greater of $1.0 million or 2% of such other company's consolidated gross revenues.

In addition to these guidelines, members of certain committees of the Board, such as the Audit Committee, are subject to heightened standards of independence under various rules and regulations.

For purposes of these guidelines: (1) compensation received by an immediate family member of a director for service as a non-executive employee of the Company shall not be considered in determining independence under (b), above; (2) in applying the test under (d), above, both the payments and the consolidated gross revenues to be measured shall be those reported in the last completed fiscal year and the look-back provisions shall apply solely to the financial relationship between the Company and the director or immediate family member's current employer and not to former employment of the director or immediate family member; (3) an "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home, but in applying any lookback provisions, the Company will not consider individuals who are no longer immediate family members as a result of legal separation or divorce or those who have died or become incapacitated; (4) a significant equity holder of an organization will normally be considered a shareholder, limited partner or member owning 10% or more of the voting or equity interests in that organization; and (5) a director's service as a non-employee Chairman of the Board of Directors of the Company shall not be deemed employment by the Company under (a) above.

About Lorillard

Lorillard, Inc. is the oldest continuously operating tobacco company in the United States, having been founded in 1760 by Pierre Lorillard.

The Company's flagship brand, Newport,® is a menthol-flavored premium cigarette brand, which is both the top selling menthol and the second largest selling cigarette in the United States.

In addition to Newport,® the Lorillard product line has five additional brand families marketed under the Kent,® True,® Maverick,® Old Gold® and Max® brand names. These six brands include 41 different product offerings which vary in price, taste, flavor, length and packaging.

Lorillard's industry-leading market share growth and relative profitability is the result of its long-standing strategy to invest in its Newport® brand in order to gain profitable market share. Newport,® a premium priced product, commands a leading position in the menthol category, which is growing as a percentage of the overall cigarette market. Not only does Newport® enjoy a leading share of this category, its share of the menthol category is also growing.

Lorillard completed its separation from Loews Corporation on June 10, 2008, and began trading as an independent company on the New York Stock Exchange ("NYSE") under the symbol "LO".

Lorillard is headquartered in Greensboro, North Carolina. Its highly efficient and automated manufacturing facilities and its research and development team are also in Greensboro. In its production of cigarettes, Lorillard uses domestic and foreign grown burley and flue-cured leaf tobaccos, as well as aromatic tobaccos grown primarily in Turkey and other Near Eastern countries.

Upon completion of the manufacturing process, the Company ships cigarettes to wholesalers and other direct-buying customers, generally on a next-day-delivery basis. As of December 31, 2009, Lorillard had approximately 500 direct buying customers servicing more than 400,000 retail accounts. It does not sell cigarettes directly to consumers.

Dear Fellow Shareholders,

This past year saw significant challenges in the domestic tobacco industry. I am pleased to report that notwithstanding those challenges, 2009 was another in a long line of successful years for Lorillard. Our volume trends were clearly better than the industry, we extended our leadership in the premium menthol segment of the market, and we remained focused on initiatives that generate value for our shareholders.

In brief, we closed the year with net sales excluding excise taxes of $3.69 billion, an increase of 5.6 percent over 2008; operating income of $1.541 billion, an increase of 8.9 percent; and earnings per diluted share of $5.76, an 11.8 percent increase over the previous year. By all measures, a successful year.

Lorillard again outperformed the domestic industry as our domestic wholesale shipments declined by just 3.9 percent during the year, less than half of the overall estimated industry decrease of 8.6 percent. This was a strong performance in the face of an unprecedented confluence of market challenges that included a $0.62 per pack, or 159 percent, increase in the federal excise tax on cigarettes and state excise tax increases, all of which occurred during the worst recession in recent memory which dramatically affected consumer spending power.

Like all premium brands, unit volumes of our flagship brand Newport® were affected by the excise tax increases and the severe economic conditions in 2009. However, Newport's® domestic market share ended the year at 9.83 percent, up 0.17 points compared to 2008. Our performance is a testament to the strength of the Newport® brand and our ability to successfully maintain a balance between market share growth and profitability.

In this challenging environment for consumers we are encouraged that Maverick, our deep discount offering, is gaining strength with year-over-year volume increases of 50.8 percent and accounted for approximately 1.2 percent of the domestic cigarette market in the fourth quarter of 2009.

Lorillard continued to deliver on its promise to use its consistent profitability, strong free cash flows and underleveraged capitalization to enhance returns for shareholders. During the year we regularly declared and paid cash dividends, increasing the dividend to $1.00 per quarter in August. We enhanced our capital structure with an offering of $750 million of Senior Notes, which reduced the Company's cost of capital and generated proceeds which we used to fund share repurchases. This offering was the first step toward our long-term balance sheet leverage target of approximately 1.5 times earnings before interest, taxes, depreciation and amortization (EBITDA).

We continued to return excess capital to shareholders through share repurchases. We authorized and completed two share repurchase programs aggregating $1 billion. With the completion of those programs, we repurchased 19.3 million shares since becoming an independent company in June 2008, equal to 11.1 percent of our original shares outstanding, for a total of $1.4 billion. We will continue to return value to shareholders in the form of dividends and share repurchases as evidenced by our announcements in 2010 of our first quarter dividend and an additional $250 million share repurchase program.

In brief, we closed the year with net sales excluding excise taxes of $3.69 billion, an increase of 5.6 percent over 2008; operating income of $1.541 billion, an increase of 8.9 percent; and earnings per diluted share of $5.76, an 11.8 percent increase over the previous year.



Newport® Brand Share
OF UNITED STATES CIGARETTE MARKET
8.4%
8.8%
9.2%
9.7%
9.8%
05
06
07
08
09



Menthol Category Share
OF UNITED STATES CIGARETTE MARKET
26.7%
27.4%
27.9%
28.4%
28.8%
05
06
07
08
09

We remain confident that we will continue to strengthen our market position despite the challenges our industry faces today and in the future. We have a strong business model, an experienced, committed management team and an unparalleled track record.

In addition to the macroeconomic headwinds I mentioned earlier, 2009 was a significant year for regulatory change in our industry. In June, Congress passed its landmark legislation granting the Food and Drug Administration (FDA) oversight of the tobacco industry. As part of that legislation, and of particular importance to Lorillard, the FDA is charged with establishing a Tobacco Products Scientific Advisory Committee which, as its first order of business, will conduct a scientific review of the effects of menthol in cigarettes. We expect the Committee to issue a report and recommendations to the FDA regarding the impact of the use of menthol in cigarettes on the public health within a year.

As we have often said, we strongly believe that the weight of the scientific evidence does not support a conclusion that menthol cigarettes confer greater health risk to smokers than non-menthol cigarettes. Furthermore, we have confidence that the Scientific Advisory Committee will respect its charter and form its conclusions and recommendations based on the scientific evidence before it. Of course, there is any number of possible outcomes of this specific matter, and some have even speculated that the FDA might actually ban menthol cigarettes.
The FDA must consider the impact of any regulation on the potential for contraband product. We firmly believe that the FDA will conclude that any ban on menthol would lead to a large black market for contraband mentholated cigarettes and encourage the entry of totally unregulated products that would not meet even the basic standards for product integrity, quality and safety.

Looking to the future, within this industry landscape, we are well prepared to manage through the challenges we face. We continue to lead the premium menthol segment of the industry - arguably the segment in the tobacco market that has demonstrated the most attractive trends - and increase our share in both the menthol segment and the total market, while generating industry-leading profitability.

We remain confident that we will continue to strengthen our market position despite the challenges our industry faces today and in the future. We have a strong business model, an experienced, committed management team and an unparalleled track record. We will continue to monitor our performance variables and the industry and brand trends, maintain a successful balance between market share growth and profitability, and continually explore new ways to expand our business.

In closing I would like to thank our employees and you, our shareholders. We remain excited about the future of this company, which continues to show excellent performance and, importantly, great promise as we look ahead.



Martin L. Orlowsky
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-34097

Lorillard, Inc.

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**13-1911176** *(I.R.S. Employer Identification No.)*
714 Green Valley Road, Greensboro, North Carolina *(Address of principal executive offices)*	**27408-7018** *(Zip Code)*

(336) 335-7000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting and non-voting common equity of the registrant held by nonaffiliates of the registrant as of June 30, 2009 was $11.3 billion.

Class	Outstanding at February 19, 2010
Common Stock, $0.01 par value	154,810,465 shares

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the definitive proxy statement for the registrant's 2010 Annual Meeting of Shareholders to be held on May 20, 2010 are incorporated by reference into Part III hereof.

TABLE OF CONTENTS

Unless otherwise indicated or the context otherwise requires, references to "Lorillard", "we," "us" and "our" refer to Lorillard, Inc., a Delaware corporation, and its subsidiaries. "Lorillard, Inc." refers solely to the parent company and "Lorillard Tobacco" refers solely to Lorillard Tobacco Company, the principal subsidiary of Lorillard, Inc.

FORWARD-LOOKING STATEMENTS

Investors are cautioned that certain statements contained in this Annual Report on Form 10-K are "forward-looking" statements. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words "expect," "intend," "plan," "anticipate," "estimate," "believe," "will be," "will continue," "will likely result" and similar expressions. In addition, any statement concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible actions taken by us, which may be provided by our management team are also forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to a variety of risks and uncertainties, many of which are beyond the control of our management team, which could cause actual results to differ materially from those anticipated or projected. These risks and uncertainties include, among others:

- the outcome of pending or future litigation, including risks associated with adverse jury and judicial determinations, courts reaching conclusions at variance with the general understandings of applicable law, bonding requirements and the absence of adequate appellate remedies to get timely relief from any of the foregoing;
- health concerns, claims, regulations and other restrictions relating to the use of tobacco products and exposure to environmental tobacco smoke;
- the effect on pricing and consumption rates of legislation, including actual and potential federal and state excise tax increases, and tobacco litigation settlements;
- continued intense competition from other cigarette manufacturers, including significant levels of promotional activities and the presence of a sizable deep discount category;
- the continuing decline in volume in the domestic cigarette industry;
- the increasing restrictions on the marketing and use of cigarettes through governmental regulation and privately imposed smoking restrictions;
- the possibility of restrictions or bans on the use of certain ingredients, including menthol, in cigarettes;
- general economic and business conditions;
- changes in financial markets (such as interest rate, credit, currency, commodities and equities markets) or in the value of specific investments;
- the availability of financing upon favorable terms, the results of our financing efforts and the impact of any breach of a debt covenant or a credit rating downgrade;
- potential changes in accounting policies by the Financial Accounting Standards Board, the Securities and Exchange Commission (the "SEC") or regulatory agencies for the industry in which we partici pate that may cause us to revise our financial accounting and/or disclosures in the future, and which may change the way analysts measure our business or financial performance;
- the risk of fire, violent weather or other disasters adversely affecting our production, storage and other facilities;
- changes in the price, quality or quantity of tobacco leaf and other raw materials available for use in our cigarettes;

- reliance on a limited number of suppliers for certain raw materials;
- the impact of regulatory initiatives, including the regulation of cigarettes by the Food and Drug Administration, and compliance with governmental regulations;
- our ability to attract and retain the best talent to implement our strategies as a result of the decreasing social acceptance of cigarettes; and
- the closing of any contemplated transactions and agreements.

Adverse developments in any of these factors, as well as the risks and uncertainties described in "Item 1. Business," "Item 1A. Risk Factors," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Business Environment" and elsewhere in this Annual Report on Form 10-K, could cause our results to differ materially from results that have been or may be anticipated or projected. Forward-looking statements speak only as of the date of this Annual Report on Form 10-K and we expressly disclaim any obligation or undertaking to update these statements to reflect any change in expectations or beliefs or any change in events, conditions or circumstances on which any forward-looking statement is or may be based.

INTRODUCTORY NOTE

For periods presented in this Annual Report on Form 10-K prior to June 10, 2008, Lorillard, Inc. was a wholly-owned subsidiary of Loews Corporation ("Loews"), a publicly traded company listed on the New York Stock Exchange (the "NYSE"). Our results of operations and financial condition were included as a separate reporting segment in Loews's financial statements and filings with the SEC. Beginning in 2002 and through June 10, 2008, Loews had also issued a separate class of its common stock, referred to as the "Carolina Group Stock," to track the economic performance of Loews's 100% interest in Lorillard, Inc. and certain liabilities, costs and expenses of Loews and Lorillard arising out of or related to tobacco or tobacco-related businesses. On June 10, 2008, we began operating as an independent, publicly traded company pursuant to our separation from Loews (the "Separation"). In connection with the Separation, we entered into a Separation Agreement with Loews to provide for the separation of our business from Loews as well as providing for indemnification and allocation of taxes between the parties.

PART I

Item 1. *BUSINESS*

Overview

Lorillard is the third largest manufacturer of cigarettes in the United States. Founded in 1760, Lorillard is the oldest continuously operating tobacco company in the United States. Newport, our flagship menthol flavored premium cigarette brand, is the top selling menthol and second largest selling cigarette brand overall in the United States based on gross units sold in 2009. The Newport brand accounted for approximately 91.5% of our sales revenue for the fiscal year ended December 31, 2009. In addition to the Newport brand, our product line has five additional brand families marketed under the Kent, True, Maverick, Old Gold and Max brand names. These six brands include 41 different product offerings which vary in price, taste, flavor, length and packaging. In 2009, we shipped 36.3 billion cigarettes, all of which were sold in the United States and certain U.S. possessions and territories. We sold our major trademarks outside of the United States in 1977. We manufacture all of our products at our Greensboro, North Carolina facility.

We produce cigarettes for both the premium and discount segments of the domestic cigarette market. We do not compete in a subcategory of the discount segment that we identify as the deep discount segment. Premium brands are well known, established brands marketed at higher retail prices. Discount brands are generally less well recognized brands marketed at lower retail prices. We define the deep discount subcategory to include brands sold at the lowest retail prices. Deep discount cigarettes are typically manufactured by smaller companies, relative to us and other major U.S. manufacturers, many of which have no, or significantly lower, payment obligations under the State Settlement Agreements, consisting of the Master Settlement Agreement among major tobacco manufacturers and 46 states and various other governments and jurisdictions (the "MSA") and the settlements of similar claims brought by Mississippi, Florida, Texas and Minnesota.

In 2006 we entered into a joint venture with Swedish Match North America to develop and evaluate the opportunity to market a smokeless tobacco product for the U.S. market, called Triumph Snus. During 2008, we commenced test marketing of Triumph Snus in Ohio and Georgia. The test market results did not meet either our volume or profit benchmarks and the sale of Triumph Snus was discontinued in December 2009. In connection therewith, Lorillard and Swedish Match North America mutually agreed to terminate the joint venture. During 2010 we intend to enter certain test markets with a traditional moist snuff product to assess opportunities to broaden our product offering. This product will be produced to our specifications by a third-party manufacturer.

Advertising and Sales Promotion

The predominant form of promotion in the industry and for us consists of retail price reduction programs, such as discounting or lowering the price of a pack or carton of cigarettes in the retail store, and free pack with purchase promotions. These programs are developed, implemented and executed by our sales force through merchandising or promotional agreements with retail chain accounts and independent retailers.

We focus our retail programs in markets and stores reflecting unique potential for increased menthol sales. Our direct buying wholesale customers provide us with information as to the quantities of cigarettes shipped to their retail accounts on a weekly basis. This data covers approximately 99% of wholesale units shipped by us and our major competitors, and enables us to analyze, plan and execute retail promotion programs in markets and stores that optimize the most efficient and effective return on our promotional investments.

We employ other promotion methods to communicate with our adult consumers as well as with adult smokers of our competitors' products. These promotional programs include the use of direct marketing communications, retail coupons, relationship marketing and promotional materials intended to be displayed at retail. Relationship marketing entails the use of various communication techniques to directly reach adult consumers in order to establish a relationship with them for the purpose of advertising and promoting a product or products. We use our proprietary database of smokers of our brands and smokers of our competitors' brands to reach adult consumers with targeted communications about a given brand through age-restricted direct mail and internet programs. We regularly review the results of our promotional spending activities and adjust our promotional spending programs in an effort to maintain our competitive position. Accordingly, sales promotion costs in any particular fiscal period are not necessarily indicative of costs that may be realized in subsequent periods.

Advertising plays a relatively lesser role in our overall marketing strategy. We advertise Newport in a limited number of magazines that meet certain requirements regarding the age and composition of their readership. Newport is our only brand that receives advertising and promotion support.

Advertising of tobacco products through television and radio has been prohibited since 1971. Under the State Settlement Agreements, the participating cigarette manufacturers agreed to severe restrictions on their advertising and promotion activities including, among other things:

- prohibiting the targeting of youth in the advertising, promotion or marketing of tobacco products;
- banning the use of cartoon characters in all tobacco advertising and promotion;
- limiting each tobacco manufacturer to one event sponsorship during any twelve-month period, which may not include major team sports or events in which the intended audience includes a significant percentage of youth;
- banning all outdoor advertising of tobacco products with the exception of small signs at retail establishments that sell tobacco products;
- banning tobacco manufacturers from offering or selling apparel and other merchandise that bears a tobacco brand name, subject to specified exceptions;
- prohibiting the distribution of free samples of tobacco products except within adult-only facilities;
- prohibiting payments for tobacco product placement in various media; and
- banning gift offers based on the purchase of tobacco products without sufficient proof that the intended gift recipient is an adult.

On June 22, 2009 the federal Family Smoking Prevention and Tobacco Control Act (the "FSPTCA") was signed into law granting authority over the regulation of tobacco products to the FDA. The law directs that the FDA to, among other things, reissue by June 22, 2010 a set of marketing and sales restrictions originally promulgated in 1996 as part of an unsuccessful effort by the agency to assert jurisdiction over tobacco products. See "Legislation and Regulation" below for additional information concerning the marketing and sales provisions of the FSPTCA. In addition, many states, cities and counties have enacted legislation or regulations further restricting tobacco advertising, marketing and sales promotions, and others may do so in the future. We cannot predict the impact of such initiatives on our marketing and sales efforts.

We fund a Youth Smoking Prevention Program, which is designed to discourage youth from smoking by promoting parental involvement and assisting parents in discussing the issue of smoking with their children. We are also a founding and principal member of the Coalition for Responsible Tobacco Retailing which through its "We Card" program trains retailers in how to prevent the purchase of cigarettes by underage persons. In addition, we have adopted guidelines established by the National Association of Attorneys General to restrict advertising in magazines with large readership among people under the age of 18.

Customers and Distribution

Our field sales personnel are based throughout the United States, and we maintain field sales offices in major cities throughout the United States. Our sales department is divided into regions based on geography and sales territories. We sell our products primarily to wholesale distributors, who in turn service retail outlets, chain store organizations, and government agencies, including the U.S. Armed Forces. Upon completion of the manufacturing process, we ship cigarettes to public distribution warehouse facilities for rapid order fulfillment to wholesalers and other direct buying customers. We retain a portion of our manufactured cigarettes at our

Greensboro central distribution center and Greensboro cold-storage facility for future finished goods replenishment.

As of December 31, 2009, we had approximately 500 direct buying customers servicing more than 400,000 retail accounts. We do not sell cigarettes directly to consumers. During 2009, 2008 and 2007, sales made by us to the McLane Company, Inc. comprised 26%, 26% and 24%, respectively, of our revenues. No other customer accounted for more than 10% of 2009, 2008 or 2007 sales. We do not have any written sales agreements with our customers, including the McLane Company, Inc. We do not have any backlog orders.

Most of our customers buy cigarettes on a next-day-delivery basis. Customer orders are shipped from public distribution warehouses via third party carriers. We do not ship products directly to retail stores. In 2009, approximately 99% of our customers purchased cigarettes using electronic funds transfer, which provides immediate payment to us.

Raw Materials and Manufacturing

In our production of cigarettes, we use domestic and foreign grown burley and flue-cured leaf tobaccos, as well as aromatic tobaccos grown primarily in Turkey and other Near Eastern countries. We believe that there is an adequate supply of tobacco leaf of the type and quality we require at competitive prices from a combination of global sources, and that we are not dependent on any one geographic region or country for our requirements. An affiliate of Reynolds American Inc. ("RAI") manufactures all of our reconstituted tobacco pursuant to our specifications, as set forth in the agreement between us and RAI. Reconstituted tobacco is a form of tobacco material manufactured as a paper-like sheet from small pieces of tobacco that are too small to incorporate into the cigarette directly and may include some tobacco stems, and which is used as a component of cigarette blends.

We purchase our tobacco leaf through tobacco dealers, which contract with leaf growers. Such purchases are made at prevailing market prices in the country of origin. Due to the varying size and quality of annual crops and other economic factors, tobacco prices have historically fluctuated. We direct these dealers in the purchase of tobacco according to our specifications for quality, grade, yield, particle size, moisture content, and other characteristics. The dealers purchase and process the whole leaf and then dry and package it for shipment to and storage at our Danville, Virginia facility. We have not experienced any difficulty in purchasing our requirement of leaf tobacco.

We purchase more than 80% of our domestic leaf tobacco from one dealer, Alliance One International, Inc. ("Alliance One"). If Alliance One becomes unwilling or unable to supply leaf tobacco to us, we believe that we can readily obtain high-quality leaf tobacco from well-established, alternative industry sources. However, we believe that such high-quality leaf tobacco may not be available at prices comparable to those we pay to Alliance One.

We store our tobacco in 29 storage warehouses on our 130-acre Danville, Virginia facility. To protect against loss, amounts of all types and grades of tobacco are stored in separate warehouses. Certain types of tobacco used in our blends must be allowed to mature over time to allow natural chemical changes that enhance certain characteristics affecting taste. Because of these aging requirements, we maintain large quantities of leaf tobacco at all times. We believe our current tobacco inventories are sufficient and adequately balanced for our present and expected production requirements. If necessary, we can typically purchase aged tobacco in the open market to supplement existing inventories.

We produce cigarettes at our Greensboro, North Carolina manufacturing plant, which has a production capacity of approximately 185 million cigarettes per day and approximately 43 billion cigarettes per year. Through various automated systems and sensors, we actively monitor all phases of production to promote quality and compliance with applicable regulations.

Research and Development

We have an experienced research and development team that continuously evaluates new products and line extensions and assesses new technologies and scientific advancements to be able to respond to marketplace demands and developing regulatory requirements. The team includes 60 scientists, 33 of whom have advanced degrees. Our research and development efforts focus primarily on:

- developing quality products that appeal to adult consumers;
- studying and developing consumer-acceptable products with the potential for reduced exposure to smoke constituents or reduced health risk;
- identifying and investigating, through the use of internal and external resources, suspect constituents of cigarette products or their components to determine the feasibility of reduction or elimination;
- maintaining state-of-the-art knowledge about public health and scientific issues related to cigarette products;
- developing new, or modifying existing, products and processes to promote quality control and to comply with current and anticipated laws and regulations, including investigating ways to reduce cigarette ignition propensity; and
- collaborating and cooperating with outside public and private scientific institutions and encouraging independent research relating to cigarette products.

Tobacco-related research activities include: analysis of cigarette components, including cigarette paper, filters, tobacco and ingredients; analysis of mainstream and sidestream smoke; and modification of cigarette design. We employ advanced scientific equipment in our research efforts, including gas chromatographs, mass spectrographs and liquid chromatographs. We use this equipment to structurally identify and measure the amount of chemical compounds found in cigarette smoke and various tobaccos. These measurements allow us to better understand the relationship between the tobacco and the smoke yielded from cigarettes.

Information Technology

We are committed to the use of information technology throughout the organization to provide operating effectiveness, cost reduction and competitive advantages. We believe our system platform provides the appropriate level of information in a timely fashion to effectively manage the business. We utilize proven technologies while also continuously exploring new technologies consistent with our information technology architecture strategy. Our information technology environment is anchored by a SAP enterprise resource planning ("ERP") system designed to meet the processing and analysis needs of our core business operations and financial control requirements. The process control and production methods in our manufacturing operation utilize scanning, radio frequency identification, wireless technologies and software products to monitor and control the manufacturing process. Our primary data center is located at our corporate headquarters and is staffed by an in-house team of experienced information technology professionals. A satellite data center, located at our manufacturing facility, supports our manufacturing environment. In addition, we have a comprehensive redundancy and disaster recovery plan in place.

Employees

As of December 31, 2009, we had approximately 2,700 full-time employees. As of that date, approximately 1,000 of those employees were represented by labor unions covered by three collective bargaining agreements. Local Union #317T of the Bakery, Confectionery, Tobacco Workers and Grain Millers International Union (AFL-CIO-CLC) represents workers at our Greensboro manufacturing plant. The agreement covering this Union expires in September 2011. Workers at our Danville, Virginia tobacco storage facility are represented by Local Union #233T of the Bakery, Confectionery, Tobacco Workers and Grain Millers International Union (AFL-CIO-CLC) and Local Union #513 of the National Conference of Firemen and Oilers/SEIU (AFL-CIO-CLC). The current agreements with Local Union #233T and Local Union #513 will expire in April 2012. We have historically had an amicable relationship with the unions representing our employees.

We provide a retirement plan, a profit sharing plan and other benefits for our hourly paid employees who are represented by unions. In addition, we provide to our salaried employees a retirement plan, group life, disability and health insurance program and a savings plan. We also maintain an incentive compensation plan for certain salaried employees.

Intellectual Property

We believe that our trademarks, including brand names, are important to our business. We own the patents, trade secrets, know-how and trademarks, including our brand names and the distinctive packaging and displays, used by us in our business. All of our material trademarks are registered with the U.S. Patent and Trademark Office. Rights in these trademarks in the United States will continue indefinitely as long as we continue to use the trademarks.

We consider the blends of tobacco and the flavor formulas used to make our brands to be trade secrets. These trade secrets are generally not the subject of patents, though various of our manufacturing processes are patented.

We sold the international rights to substantially all of our major brands, including Newport, in 1977.

Competition

The domestic market for cigarettes is highly competitive. Competition is primarily based on a brand's price, including the level of discounting and other promotional activities, positioning, consumer loyalty, retail display, quality and taste.

Our principal competitors are the two other major U.S. cigarette manufacturers, Philip Morris USA Inc. ("Philip Morris"), a subsidiary of Altria Group, Inc., and R.J. Reynolds Tobacco Company ("RJR Tobacco"), a subsidiary of RAI. We also compete with numerous other smaller manufacturers and importers of cigarettes. We believe our ability to compete even more effectively has been restrained in some marketing areas as a result of retail merchandising contracts offered by Philip Morris and RJR Tobacco which limit the retail shelf space available to our brands. As a result, in some retail locations we are limited in competitively supporting our promotional programs, which may constrain sales.

Please read the sections entitled "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Business Environment" and "— Selected Industry and Market Share Data" beginning on pages 29 and 32, respectively, for additional information.

Legislation and Regulation

Our business operations are subject to a variety of federal, state and local laws and regulations governing, among other things, publication of health warnings on cigarette packaging, advertising and sales of tobacco products, restrictions on smoking in public places and fire safety standards. From time to time, new legislation and regulations are proposed and reports are published by government sponsored committees and others recommending additional regulation of tobacco products.

We cannot predict the ultimate outcome of these proposals, reports and recommendations. If they are enacted, certain of these proposals could have a material adverse effect on our business and our financial condition or results of operations in the future.

Federal Regulation

The Federal Comprehensive Smoking Education Act, which became effective in 1985, requires that cigarette packaging and advertising display one of the following four warning statements, on a rotating basis:

(1) "SURGEON GENERAL'S WARNING: Smoking Causes Lung Cancer, Heart Disease, Emphysema, and may Complicate Pregnancy."

(2) "SURGEON GENERAL'S WARNING: Quitting Smoking Now Greatly Reduces Serious Risks to Your Health."

(3) "SURGEON GENERAL'S WARNING: Smoking By Pregnant Women May Result in Fetal Injury, Premature Birth, and Low Birth Weight."

(4) "SURGEON GENERAL'S WARNING: Cigarette Smoke Contains Carbon Monoxide."

This law also requires that each company that manufactures, packages or imports cigarettes shall annually provide to the Secretary of Health and Human Services a list of the ingredients added to tobacco in the manufacture of cigarettes. This list of ingredients may be submitted in a manner that does not identify the company that uses the ingredients or the brand of cigarettes that contain the ingredients.

In addition, bills have been introduced in Congress, including those that would:

- prohibit all tobacco advertising and promotion;
- authorize the establishment of various anti-smoking education programs;
- provide that current federal law should not be construed to relieve any person of liability under common or state law;
- permit state and local governments to restrict the sale and distribution of cigarettes;
- direct the placement of advertising of tobacco products;
- provide that cigarette advertising not be deductible as a business expense;
- prohibit the mailing of unsolicited samples of cigarettes and otherwise restrict the sale or distribution of cigarettes in retail stores, by mail or over the internet;
- impose additional, or increase existing, excise taxes on cigarettes and
- require that cigarettes be manufactured in a manner that will cause them, under certain circumstances, to be self-extinguishing.

In June 2009, the U.S. Congress passed, and the President signed into law, the Family Smoking Prevention and Tobacco Control Act that grants the Food and Drug Administration ("FDA") authority to regulate tobacco products. The legislation:

- establishes a Tobacco Products Scientific Advisory Committee to, among other things, evaluate the issues surrounding the use of menthol as a flavoring or ingredient in cigarettes within one year of such committee's establishment;
- grants the FDA the regulatory authority to consider and impose broad additional restrictions through a rule making process, including a ban on the use of menthol in cigarettes;
- requires larger and more severe health warnings on packs and cartons;
- bans the use of descriptors on tobacco products, such as "low tar" and "light";
- requires the disclosure of ingredients and additives to consumers;
- requires pre-market approval by the FDA for claims made with respect to reduced risk or reduced exposure products;
- allows the FDA to require the reduction of nicotine or any other compound in cigarettes;
- allows the FDA to mandate the use of reduced risk technologies in conventional cigarettes;
- allows the FDA to place more severe restrictions on the advertising, marketing and sales of cigarettes; and
- permits inconsistent state regulation of the advertising or promotion of cigarettes and eliminate the existing federal preemption of such regulation.

We believe that such regulation may adversely affect our ability to compete against our larger competitors, including Philip Morris, who may be able to more quickly and cost-effectively comply with these new rules and regulations.

The legislation permits the FDA to ban menthol upon a finding that such prohibition would be appropriate for the public health. Any ban or material limitation on the use of menthol in cigarettes would materially adversely affect our results of operation, cash flows and financial condition. It is possible that such additional regulation, including regulation of menthol short of a ban thereof, could result in a decrease in cigarette sales in the United States (including sales of our brands) and increased costs to us, which may have a material adverse effect on our financial condition, results of operations, and cash flows.

Environmental Tobacco Smoke

Various publications and studies by governmental entities have reported that environmental tobacco smoke ("ETS") presents health risks. In addition, public health organizations have issued statements on the adverse health effects of ETS, and scientific papers have been published that address the health problems associated with ETS exposure. Various states, cities and municipalities have restricted public smoking in recent years, and these restrictions have been based at least in part on the publications regarding the health risks believed to be associated with ETS exposure.

The governmental entities that have published these reports have included the Surgeon General of the United States, first in 1986 and again in 2006. The 2006 report, for instance, concluded that there is no risk-free level of exposure to ETS. In 2000, the Department of Health and Human Services listed ETS as a known human carcinogen. In 1993, the U.S. Environmental Protection Agency concluded that ETS is a human lung carcinogen in adults and causes respiratory effects in children.

Agencies of state governments also have issued publications regarding ETS, including reports by California entities that were published in 1997, 1999 and 2006. In the 2006 study, the California Air Resources Board determined that ETS is a toxic air contaminant. Based on these or other findings, public health concerns regarding ETS could lead to the imposition of additional restrictions on public smoking, including bans, which could have a material adverse effect on our business and financial condition or results of operations in the future.

State and Local Regulation

Many state, local and municipal governments and agencies, as well as private businesses, have adopted legislation, regulations or policies which prohibit or restrict, or are intended to discourage, smoking, including legislation, regulations or policies prohibiting or restricting smoking in various places such as public buildings and facilities, stores, restaurants and bars and on airline flights and in the workplace. This trend has increased significantly since the release of the EPA's report regarding ETS in 1993. As of December 31, 2009, 39 states and the District of Columbia have passed laws banning or restricting smoking in restaurants.

Two states, Massachusetts and Texas, have enacted legislation requiring each manufacturer of cigarettes sold in those states to submit an annual report identifying for each brand sold certain "added constituents," and pro viding nicotine yield ratings and other information for certain brands. Neither law allows for the public release of trade secret information.

A New York law which became effective in June 2004 requires cigarettes sold in that state to meet a mandated standard for ignition propensity. We developed proprietary technology to comply with the standards and were compliant by the effective date. Since the passage of the New York law, an additional 48 states and the District of Columbia have passed similar laws utilizing the same technical standards. The effective dates of these laws range from May 2006 to January 2011. As of November 1, 2009, all of our cigarettes were manufactured using this technology.

Other similar laws and regulations have been enacted or considered by other state and local governments. We cannot predict the impact which these regulations may have on our business, though if enacted, they could have a material adverse effect on our business and financial condition or results of operations in the future.

Excise Taxes and Assessments

Cigarettes are subject to substantial federal, state and local excise taxes in the United States and, in general, such taxes have been increasing. Effective April 1, 2009, the federal excise tax on cigarettes increased to $50.33 per thousand cigarettes (or $1.0066 per pack of 20 cigarettes) from $19.50 per thousand cigarettes (or $0.39 per pack of 20 cigarettes). State excise taxes, which are levied upon and paid by the distributors, are also in effect in the fifty states, the District of Columbia and many municipalities. Increases in state excise taxes on cigarette sales were implemented in fourteen states and the District of Columbia during 2009 and ranged from $0.10 per pack to $1.00 per pack. For the twelve months ended December 31, 2009, the combined state and municipal taxes ranged from $0.07 to $4.25 per pack of cigarettes.

A federal law enacted in October 2004 repealed the federal supply management program for tobacco growers and compensated tobacco quota holders and growers with payments to be funded by an assessment on tobacco manufacturers and importers. Cigarette manufacturers and importers are responsible for paying 95.5% of a $10.14 billion payment to tobacco quota holders and growers over a ten-year period. The law provides that payments will be based on shipments for domestic consumption.

Separation Agreement with Loews Corporation

In connection with the Separation, we entered into a Separation Agreement with Loews Corporation on May 7, 2008. The Separation Agreement sets forth the relationship between Lorillard and Loews following the Separation, including provisions relating to indemnification and tax allocation between the parties.

Indemnification Provisions

We agreed to indemnify Loews and its officers, directors, employees and agents against all costs and expenses arising out of third party claims (including, without limitation, attorneys' fees, interest, penalties and costs of investigation or preparation for defense), judgments, fines, losses, claims, damages, liabilities, taxes, demands, assessments and amounts paid in settlement based on, arising out of or resulting from:

- the ownership or the operation of our assets and properties, and the operation or conduct of our businesses at any time prior to or following the Separation (including with respect to any smoking and health claims and litigation);
- certain tax matters, as discussed below;
- any other activities in which we may engage;
- any action or omission by us (or any successor entity) that causes the Separation to become taxable to Loews;
- any breach by us of the Separation Agreement;
- any other acts or omissions by us arising out of the performance of our obligations under the Separation Agreement;
- misstatements in or omissions from the registration statement filed with regard to the Separation, other than misstatements or omissions made in reliance on information relating to and furnished by Loews for use in the preparation of such registration statement; and
- any taxes and related losses resulting from the receipt of any such indemnity payment.

Our indemnification obligations, including the tax indemnification obligations described below, are binding on our successors. We are not permitted to merge, consolidate, transfer or convey all or a significant portion of our properties or assets unless the resulting entity, transferee or successor expressly agrees in writing to be bound by these indemnification obligations. Any equity security or equity interest of Lorillard Licensing Company, LLC ("Lorillard Licensing"), an indirect wholly-owned subsidiary and owner of our trademarks, or any interest in the intellectual property owned by Lorillard Licensing, is deemed a "significant portion" for purposes of the foregoing.

We also agreed to release Loews and its shareholders, officers, directors and employees from any liability owed by any of them to us with respect to acts or events occurring on or prior to the Separation date, except with respect to tax matters.

The Separation Agreement also provides that Loews will indemnify us and our officers, directors, employees and agents against losses, including but not limited to, litigation matters, and other claims, based on, arising out of or resulting from:

- any activity that Loews and its subsidiaries (other than us) engage in;
- any breach by Loews of the Separation Agreement;
- any other acts or omissions by Loews arising out of the performance of its obligations under the Separation Agreement; and
- misstatements in or omissions from the registration statement filed with regard to the Separation, but only with respect to misstatements or omissions made in reliance on information relating to and furnished by Loews for use in the preparation of such registration statement.

Loews agreed to release us and all of our directors, officers and employees from any liability owed by any of us to Loews with respect to acts or events occurring on or prior to the Separation date, except with respect to tax matters.

Tax Allocation Provisions

Following the Separation, we are no longer included in Loews's consolidated group for federal income tax purposes. In connection with the Separation, the Separation Agreement provides certain tax allocation arrangements, pursuant to which we will indemnify Loews for tax liabilities that are allocated to us for taxable periods ending on or before the Separation date. The amount of federal income taxes allocated to us for such periods is generally equal to the federal income taxes that would have been payable by us during such periods if we had filed separate consolidated returns. In addition, with respect to periods in which we were included in Loews's consolidated group, Loews will indemnify us with respect to the tax liability of the members of the Loews consolidated group other than us. After the Separation, we have the right to be notified of and participate in tax matters for which we are financially responsible under the terms of the Separation Agreement, although Loews will generally control such matters.

The Separation Agreement imposes restrictions on our ability to engage in certain significant corporate transactions, for a period of two years, that could cause the Separation to become taxable to Loews. We, however, may undertake any such action if we first obtain a supplemental ruling from the IRS or an unqualified tax opinion of a nationally recognized law firm, in either case in form and substance reasonably acceptable to Loews, to the effect that the proposed transaction would not adversely affect the tax-free nature of the Separation. The Separation Agreement also requires us (and any successor entity) to indemnify Loews for any losses resulting from the failure of the Separation to qualify as a tax-free transaction (except if the failure to qualify is solely due to Loews's fault). This indemnification obligation applies regardless of whether the action is restricted as described above, or whether we or a potential successor obtains a supplemental ruling or an opinion of counsel.

The Separation Agreement further provides for cooperation between us and Loews with respect to additional tax matters, including the exchange of information and the retention of records which may affect the income tax liability of the parties to the Separation Agreement.

Available Information

We are listed on the NYSE under the symbol "LO." Our principal offices are located at 714 Green Valley Road, Greensboro, North Carolina 27408. Our telephone number is (336) 335-7000. Our corporate website is located at www.lorillard.com, and our filings pursuant to Section 13(a) of the Exchange Act are available free of charge on our website under the tabs "Investor Relations — SEC Filings" as soon as reasonably practicable after such filings are electronically filed with the SEC. Our Corporate Governance Guidelines, Code of

Business Conduct and Ethics and charters for the audit, compensation and nominating and corporate governance committees of our Board of Directors are also available on our website under the tabs, "Investor Relations — Corporate Governance" and printed copies are available upon request. The information contained on our website is not, and shall not be deemed to be, a part of this Annual Report on Form 10-K or incorporated into any other filings we make with the SEC.

Investors may also read and copy any materials that we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Readers may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site at www.sec.gov that contains our reports.

Item 1A. *RISK FACTORS*

As of February 22, 2010, Lorillard Tobacco is a defendant in approximately 10,275 tobacco-related lawsuits, including approximately 710 cases in which Lorillard, Inc. is a co-defendant. These cases, which are extremely costly to defend, could result in substantial judgments against Lorillard Tobacco and/or Lorillard, Inc.

Numerous legal actions, proceedings and claims arising out of the sale, distribution, manufacture, development, advertising, marketing and claimed health effects of cigarettes are pending against Lorillard Tobacco and Lorillard, Inc., and it is likely that similar claims will continue to be filed for the foreseeable future. In addition, several cases have been filed against Lorillard Tobacco and other tobacco companies challenging certain provisions of the MSA among major tobacco manufacturers and 46 states and various other governments and jurisdictions, and state statutes promulgated to carry out and enforce the MSA.

Punitive damages, often in amounts ranging into the billions of dollars, are specifically pleaded in a number of cases in addition to compensatory and other damages. It is possible that the outcome of these cases, individually or in the aggregate, could result in bankruptcy. It is also possible that Lorillard Tobacco and Lorillard, Inc. may be unable to post a surety bond in an amount sufficient to stay execution of a judgment in jurisdictions that require such bond pending an appeal on the merits of the case. Even if Lorillard Tobacco and Lorillard, Inc. are successful in defending some or all of these actions, these types of cases are very expensive to defend. A material increase in the number of pending claims could significantly increase defense costs and have an adverse effect on our results of operation and financial condition. Further, adverse decisions in litigations against other tobacco companies could have an adverse impact on the industry, including us.

A judgment has been rendered against Lorillard Tobacco in the Scott litigation.

In July 2008, the District Court of Orleans Parish, Louisiana, entered an amended final judgment in favor of the plaintiffs in *Scott v. The American Tobacco Company, et al.* (District Court, Orleans Parish, Louisiana, filed May 24, 1996), a class action on behalf of certain cigarette smokers resident in the State of Louisiana. Lorillard, Inc., which was a party to the case in the past, is no longer a defendant in *Scott*. The amended final judgment orders defendants, including Lorillard Tobacco, to pay approximately $264 million to fund a court-supervised cessation program for class members. The amended final judgment also awards post-judgment judicial interest that will continue to accrue from June 2004 until the judgment either is paid or is reversed on appeal. As of February 22, 2010, judicial interest totaled approximately $107 million. Defendants have appealed the amended final judgment to the Louisiana Court of Appeal, Fourth District, but it is not possible to predict the outcome of this appeal.

Lorillard Tobacco's share of any judgment, including an award of post-judgment interest, has not been determined. In the fourth quarter of 2007, we recorded a pretax provision of approximately $66 million for this matter.

The Florida Supreme Court's ruling in Engle has resulted in additional litigation against cigarette manufacturers, including us.

The case of *Engle v. R.J. Reynolds Tobacco Co., et al.* (Circuit Court, Dade County, Florida, filed May 5, 1994) was certified as a class action on behalf of Florida residents, and survivors of Florida residents, who were injured or died from medical conditions allegedly caused by addiction to smoking. The case was tried between 1998 and 2000 in a multi-phase trial that resulted in verdicts in favor of the class. During 2006, the Florida Supreme Court issued a ruling that, among other things, determined that the case could not proceed further as a class action. In February 2008, the trial court entered an order on remand from the Florida Supreme Court that formally decertified the class.

The 2006 ruling by the Florida Supreme Court in *Engle* also permitted members of the *Engle* class to file individual claims, including claims for punitive damages. The Florida Supreme Court held that these individual plaintiffs are entitled to rely on a number of the jury's findings in favor of the plaintiffs in the first phase of the *Engle* trial. These findings included that smoking cigarettes causes a number of diseases; that cigarettes are addictive or dependence-producing; and that the defendants, including Lorillard Tobacco and Lorillard, Inc., were negligent, breached express and implied warranties, placed cigarettes on the market that were defective and unreasonably dangerous, and concealed or conspired to conceal the risks of smoking. Lorillard Tobacco is a defendant in approximately 7,600 cases pending in various state and federal courts in Florida that were filed by members of the *Engle* class (the "*Engle* Progeny Cases"), including approximately 700 cases in which Lorillard, Inc. is a co-defendant.

As of February 22, 2010, Lorillard Tobacco was a defendant in several *Engle* Progeny Cases that have been placed on courts' 2010 trial calendars or in which specific 2010 trial dates have been set. Lorillard, Inc. is a co-defendant in some of these cases. Trial schedules are subject to change and it is not possible to predict how many of the *Engle* Progeny Cases pending against Lorillard Tobacco or Lorillard, Inc. will be tried during 2010. It also is not possible to predict whether some courts will implement procedures that consolidate multiple *Engle* Progeny Cases for trial. One case involving the claims of three plaintiffs is scheduled for trial in 2010.

Verdicts have been returned in eleven *Engle* Progeny cases since the Florida Supreme Court issued its 2006 ruling. Neither Lorillard Tobacco nor Lorillard, Inc. was a defendant in these eleven trials. In four of the eleven trials, juries awarded actual damages and punitive damages. The punitive damages awards were $2 million, $5 million, $25 million and $254 million. In four of the trials, juries awarded only actual damages. In the three other trials, juries found in favor of the defendants that the plaintiffs were not former *Engle* class members.

The verdict returned in the federal government's reimbursement case, while not final, could impose significant financial burdens on us and adversely affect future sales and profits.

In August 2006, a final judgment and remedial order was entered in *United States of America v. Philip Morris USA, Inc., et al.* (U.S. District Court, District of Columbia, filed September 22, 1999). The court based its final judgment and remedial order on the government's only remaining claims, which were based on the defendants' alleged violations of the Racketeering Influenced and Corrupt Organizations Act ("RICO"). Lorillard, Inc. is not a party to this matter, but Lorillard Tobacco is one of the defendants in the case. Although the verdict did not award monetary damages to the plaintiff, the final judgment and remedial order imposed a number of requirements on the defendants. Such requirements include, but are not limited to, corrective statements by defendants related to the health effects of smoking. The remedial order also would place certain prohibitions on the manner in which defendants market their cigarette products and would eliminate any use of "lights" or similar product descriptors. It is likely that the remedial order, including the prohibitions on the use of the descriptors relating to low tar cigarettes, will negatively affect our future sales and profits.

In May 2009, a three judge panel of the Circuit Court of Appeals for the District of Columbia upheld substantially all of the District Court's final judgment and remedial order. In September 2009, the Court of Appeals rejected defendants' rehearing petitions. Defendants received a stay of the judgment and remedial order from the Court of Appeals that remains in effect while the appeal is pending. Defendants have petitioned the Court of Appeals to stay its order that formally relinquishes jurisdiction of their appeal pending the filing and disposition of their petitions for writ of certiorari to the U.S. Supreme Court. While trial was underway, the Court of Appeals ruled that plaintiff may not seek to recover profits earned by the defendants. Prior to trial, the government had claimed that it was entitled to approximately $280.0 billion from the defendants for its claim to recover profits earned by the defendants. In the most recent appeal, the government preserved its right to seek review of this claim by the United States Supreme Court, but the issue of recovery of profits was not considered. This issue may however be considered by the U.S. Supreme Court. The government and the defendants filed petitions for writ of certiorari with the U.S. Supreme Court on February 19, 2010.

A ruling by the United States Supreme Court could limit the ability of cigarette manufacturers to contend that certain claims asserted against them in product liability litigation are barred. The Supreme Court's decision also could encourage litigation involving cigarettes labeled as "lights" or "low tar."

In December 2008, the United States Supreme Court issued a decision that neither the Federal Cigarette Labeling and Advertising Act nor the Federal Trade Commission's regulation of cigarettes' tar and nicotine disclosures preempts (or bars) some of plaintiffs' claims. The decision also more broadly addresses the scope of preemption based on the Federal Cigarette Labeling and Advertising Act, and could significantly limit cigarette manufacturers' arguments that certain of plaintiffs' other claims in smoking and health litigation, including claims based on the alleged concealment of information with respect to the hazards of smoking, are preempted. In addition, the Supreme Court's ruling could encourage litigation against cigarette manufacturers, including us, regarding the sale of cigarettes labeled as "lights" or "low tar," and it may limit cigarette manufacturers' ability to defend such claims. The Supreme Court issued this ruling in a purported "lights" class action, *Good v. Altria Group, Inc.* We are not a defendant in *Good.*

Actions by the Federal Trade Commission could be cited as support for allegations against cigarette manufacturers, including us.

In November 2008, the Federal Trade Commission ("FTC") rescinded its guidance regarding disclosure of tar and nicotine yields and prohibited use of the phrase "per FTC Method" to describe those yields. In its rescission of guidance, the FTC stated that "there is now a consensus among the public health and scientific communities that the Cambridge Filter Method is sufficiently flawed that statements of tar and nicotine yields as measured by that method are not likely to help consumers make informed decisions." The Cambridge Filter Method is a standardized test utilizing a smoking machine to determine the tar and nicotine, among other constituents, in a particular brand or style of cigarettes. The FTC further stated that it "believes the statements of tar and nicotine yields as measured by this test method are confusing at best, and are likely to mislead consumers who believe they will get proportionately less tar and nicotine from lower-rated cigarettes than from higher-rated brands." In addition, the FTC stated that any continued use of cigarette descriptors must "not convey an erroneous or unsubstantiated message that a particular cigarette presents a reduced risk of harm or is otherwise likely to mislead consumers." It is possible that these actions by the FTC could be cited as support for allegations by plaintiffs in pending or future litigation, or encourage additional litigation against cigarette manufacturers, including us.

Lorillard Tobacco is a defendant in a case that was initially certified as a nationwide class action involving "lights" cigarettes and that could result in a substantial verdict, if the class certification order is reinstated.

Schwab v. Philip Morris USA, Inc., et al. (U.S. District Court, Eastern District, New York, filed May 11, 2004), was certified by a federal judge as a nationwide class action on behalf of individuals who purchased "light" cigarettes. Plaintiffs' claims in *Schwab* are based on defendants' alleged RICO violations in the manufacture, marketing and sale of "light" cigarettes. Plaintiffs have estimated damages to the class to be in the hundreds of billions of dollars. Any damages awarded to the plaintiffs based on defendants' violation of the RICO statute would be multiplied by a factor of three. In March 2008, a federal court of appeals reversed the class certification ruling. Plaintiffs did not seek further review of this decision and the case has been returned to the Eastern District of New York for further proceedings. During 2009, *Schwab* was one of several purported "lights" class actions identified for inclusion in a specially constituted court for consolidated pretrial proceedings. In September 2009, the Judicial Panel on Multidistrict Litigation issued a conditional order that denied the request to include *Schwab* as part of the consolidated proceeding. This order became final in October 2009. We cannot predict future activity in this case.

The U.S. Surgeon General has issued a report regarding the risks of cigarette smoking to non-smokers that could result in additional litigation against cigarette manufacturers, additional restrictions placed on the use of cigarettes, and additional regulations placed on the manufacture or sale of cigarettes.

In a report entitled "The Health Consequences of Involuntary Exposure to Tobacco Smoke: A Report of the Surgeon General, 2006," the U.S. Surgeon General summarized conclusions from previous Surgeon General's reports concerning the health effects of exposure to second-hand smoke by non-smokers. According to this report, scientific evidence now supports six major conclusions:

- Second-hand smoke causes premature death and disease in children and in adults who do not smoke.
- Children exposed to second-hand smoke are at an increased risk for sudden infant death syndrome, acute respiratory infections and ear problems.
- Exposure of adults to second-hand smoke has immediate adverse effects on the cardiovascular system and causes heart disease and lung cancer.
- The scientific evidence indicates that there is no risk-free level of exposure to second-hand smoke.
- Many millions of Americans, both children and adults, are exposed to second-hand smoke in their homes and workplaces.
- Eliminating smoking in indoor spaces fully protects non-smokers from exposure to second-hand smoke. Separating smokers from non-smokers, cleaning the air, and ventilating buildings cannot eliminate exposures of non-smokers to second-hand smoke.

This report could form the basis of additional litigation against cigarette manufacturers, including us. The report could be used to support existing litigation against us or other cigarette manufacturers. It also is possible that the Surgeon General's report could result in additional restrictions placed on cigarette smoking or in additional regulations placed on the manufacture or sale of cigarettes. It is possible that such additional restrictions or regulations could result in a decrease in cigarette sales in the United States, including sales of our brands. These developments may have a material adverse effect on our financial condition, results of operations, and cash flows.

The regulation of cigarettes by the Food and Drug Administration may materially adversely affect our business.

In June 2009, the U.S. Congress passed, and the President signed into law, the Family Smoking Prevention and Tobacco Control Act that grants the FDA authority to regulate tobacco products. The legislation:

- establishes a Tobacco Products Scientific Advisory Committee to, among other things, evaluate the issues surrounding the use of menthol as a flavoring or ingredient in cigarettes within one year of such committee's establishment;
- grants the FDA the regulatory authority to consider and impose broad additional restrictions through a rule making process, including a ban on the use of menthol in cigarettes;
- requires larger and more severe health warnings on packs and cartons;
- bans the use of descriptors on tobacco products, such as "low tar" and "light";
- requires the disclosure of ingredients and additives to consumers;

- requires pre-market approval by the FDA for claims made with respect to reduced risk or reduced exposure products;
- allows the FDA to require the reduction of nicotine or any other compound in cigarettes;
- allows the FDA to mandate the use of reduced risk technologies in conventional cigarettes;
- allows the FDA to place more severe restrictions on the advertising, marketing and sales of cigarettes; and
- permits inconsistent state regulation of the advertising or promotion of cigarettes and eliminates the existing federal preemption of such regulation.

We believe that such regulation may adversely affect our ability to compete against our larger competitors, including Philip Morris, who may be able to more quickly and cost-effectively comply with these new rules and regulations.

The legislation permits the FDA to ban menthol upon a finding that such prohibition would be appropriate for the public health. Any ban or material limitation on the use of menthol in cigarettes would materially adversely affect our results of operation, cash flows and financial condition. It is possible that such additional regulation, including regulation of menthol short of a ban thereof, could result in a decrease in cigarette sales in the United States (including sales of our brands) and increased costs to us, which may have a material adverse effect on our financial condition, results of operations, and cash flows.

We have substantial payment obligations under litigation settlement agreements which will have a material adverse effect on our cash flows and operating income in future periods.

In 1998, Lorillard Tobacco, Philip Morris Incorporated, Brown & Williamson Tobacco Corporation and R.J. Reynolds Tobacco Company (the "Original Participating Manufacturers") entered into the MSA with 46 states and various other governments and jurisdictions to settle asserted and unasserted health care cost recovery and other claims. We and certain other U.S. tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (the "Initial State Settlements" and, together with the MSA, are referred to as the "State Settlement Agreements").

Under the State Settlement Agreements, we paid $1.118 billion in 2009 and are obligated to pay between $1.125 and $1.175 billion in 2010, primarily based on 2009 estimated industry volume. Annual payments under the State Settlement Agreements are required to be paid in perpetuity and are based, among other things, on our domestic market share and unit volume of domestic shipments, with respect to the MSA, in the year preceding the year in which payment is due, and, with respect to the Initial State Settlements, in the year in which payment is due.

We are unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of certain material pending litigation.

We record provisions in our consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Except for the impact of the State Settlement Agreements and the provision relating to the *Scott* case, as described in the risk factor "— A judgment has been rendered against Lorillard Tobacco in the *Scott* litigation" above, we are unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of material pending litigation and, therefore, no material provision has been made in our consolidated financial statements for any unfavorable outcome. It is possible that our results of operations, cash flows and financial position could be materially adversely affected by an unfavorable outcome of certain pending or future litigation.

We face intense competition and our failure to compete effectively could have a material adverse effect on our profitability and results of operations.

We compete primarily on the basis of product quality, brand recognition, brand loyalty, service, marketing, advertising and price. We are subject to highly competitive conditions in all aspects of our business. The competitive environment and our competitive position can be significantly influenced by weak economic conditions, erosion of consumer confidence, competitors' introduction of low-priced products or innovative products, higher cigarette taxes, higher absolute prices and larger gaps between price categories, and product regulation that diminishes the ability to differentiate tobacco products.

Our principal competitors are the two other major U.S. cigarette manufacturers, Philip Morris and RJR Tobacco. We also compete against numerous other smaller manufacturers or importers of cigarettes. If our major competitors were to significantly increase the level of price discounts offered to consumers, we could respond by increasing price discounts, which could have a materially adverse effect on our profitability and results of operations.

Concerns that mentholated cigarettes may pose greater health risks could adversely affect our business.

Some plaintiffs and other sources, including public health agencies, have claimed or expressed concerns that mentholated cigarettes may pose greater health risks than non-mentholated cigarettes, including concerns that menthol cigarettes may make it easier to start smoking and harder to quit. In June 2009, the U.S. Congress passed, and the President signed into law, the Family Smoking Prevention and Tobacco Control Act that includes a provision establishing a Tobacco Products Scientific Advisory Committee to, among other things, evaluate issues surrounding the use of menthol as a flavoring or ingredient in cigarettes. In addition, the legislation permits the FDA to ban menthol upon a finding that such prohibition would be appropriate for the public health. In June 2008, seven former U.S. health secretaries criticized a bill then under consideration in the House of Representatives to grant the FDA the authority to regulate tobacco products and ban the use of characterizing flavors other than menthol in cigarettes. The former health secretaries argued that the menthol exemption discriminates against African-American smokers who often prefer menthol cigarettes and have higher rates of some smoking-related diseases. In the course of consideration of the bill by a committee of the House of Representatives an amendment was offered and rejected which would have banned the use of menthol as an ingredient in cigarettes. In 2002, the U.S. Department of Health and Human Services National Institutes of Health, Center for Disease Control and Prevention and National Cancer Institute and other public health agencies supported the First Conference on Menthol Cigarettes. The executive summary of the conference proceedings outlined "why it is important to study menthol cigarettes" and included statements that "menthol's sensation of coolness might result in deeper inhalation" and "could contribute to increased uptake of inhaled tobacco constituents, including nicotine and cancer-causing agents..." In addition, the Center for Disease Control and Prevention has published a pamphlet titled "Pathways to Freedom, Winning the Fight Against Tobacco" that, under the heading "The Dangers of Menthol" states that "menthol can make it easier for a smoker to inhale deeply, which may allow more chemicals to enter the lungs. Menthol in cigarettes does not make smoking safer. In fact, menthol may even make things worse." In October 2009, the Second Conference on Menthol Cigarettes ("Second Menthol Conference") was held in Washington, D.C. during which tobacco control advocates met to discuss the state of science regarding menthol cigarettes. In December 2009, the chairs of the Second Menthol Conference provided a "Report to the Food and Drug Administration (FDA) Prepared as Public Comment" which summarized the proceedings of the Second Menthol Conference. Although no formal resolutions were passed at the Second Menthol Conference, the report contained "findings for the banning of menthol" which included, among other things, that menthol may be a starter product for youth, presented a greater addiction potential and was a social justice issue. Since we are the leading manufacturer of mentholated cigarettes in the United States, we could face increased exposure to tobacco-related litigation as a result of such allegations. Even if such claims are unsubstantiated, increased concerns about the health impact of mentholated cigarettes could adversely affect our sales, including sales of Newport. In addition, any ban or material limitation on the use of menthol in cigarettes would materially adversely affect our results of operation, cash flows and financial condition.

We are subject to important limitations on advertising and marketing cigarettes that could harm our competitive position.

Television and radio advertisements of tobacco products have been prohibited since 1971. Under the State Settlement Agreements, we generally cannot use billboard advertising, cartoon characters, sponsorship of concerts, non-tobacco merchandise bearing Lorillard's brand names and various other advertising and marketing techniques. In addition, the MSA prohibits the targeting of youth in advertising, promotion or marketing of tobacco products. Accordingly, we have determined not to advertise our cigarettes in magazines with large readership among people under the age of 18. On June 22, 2009 the federal Family Smoking Prevention and Tobacco Control Act was signed into law granting authority over the regulation of tobacco products to the FDA. The law directs that the FDA to, among other things, reissue by June 22, 2010 a set of marketing and sales restrictions originally promulgated in 1995 as part of an unsuccessful effort by the agency to assert jurisdiction over tobacco products. In addition, many states, cities and counties have enacted legislation or regulations further restricting tobacco advertising, marketing and sales promotions, and others may do so in the future. Additional restrictions may be imposed or agreed to in the future. These limitations may make it difficult to maintain the value of an existing brand if sales or market share decline for any reason. Moreover, these limitations significantly impair the ability of cigarette manufacturers, including us, to launch new premium brands.

Sales of cigarettes are subject to substantial federal, state and local excise taxes.

On April 1, 2009, the federal excise tax on cigarettes increased $0.6166 per pack to $1.0066 per pack to finance health insurance for children. For the twelve months ended December 31, 2009, combined state and local excise taxes ranged from $0.07 to $4.25 per pack. Various states and localities have raised the excise tax on cigarettes substantially in recent years. In addition, increases in state excise taxes on cigarette sales were implemented in fourteen states and the District of Columbia during 2009 and ranged from $0.10 per pack to $1.00 per pack. It is our expectation that several states will propose further increases in 2010 and in subsequent years. We believe that increases in excise and similar taxes have had an adverse impact on sales of cigarettes. In addition, we believe that the 2009 increase in the federal excise tax, as well as possible future increases, the extent of which cannot be predicted, compounded by poor economic conditions, could result in further volume declines for the cigarette industry, including us, and an increased sales shift toward lower priced discount cigarettes rather than premium brands.

We are dependent on the domestic cigarette business, which we expect to continue to contract.

Although we conduct business in Puerto Rico, Guam and the U.S. Virgin Islands, our cigarette business in the 50 states of the United States (the "domestic cigarette market") is currently our only significant business. The domestic cigarette market has generally been contracting and we expect it to continue to contract. We do not have foreign cigarette sales that could offset these effects, as we sold the international rights to substantially all of our brands, including Newport, in 1977. As a result of price increases, restrictions on advertising and promotions, increases in regulation and excise taxes, health concerns, a decline in the social acceptability of smoking, increased pressure from anti-tobacco groups and other factors, industry-wide domestic cigarette shipments have decreased at a compound annual rate of approximately 3.0% during the period 1999 through 2009. Industry-wide domestic cigarette shipments decreased by an estimated 8.6% for 2009 compared to 2008, 3.3% for 2008 to 2007, 5.0% during 2007, compared to 2006, and 1.5% during 2006 compared to 2005.

We derive most of our revenue from one brand.

Our largest selling brand, Newport, accounted for approximately 91.5% of our sales revenue for 2009. Our principal strategic plan revolves around the marketing and sales promotion in support of the Newport brand. We cannot ensure that we will continue to successfully implement our strategic plan with respect to Newport or that implementation of our strategic plan will result in the maintenance or growth of the Newport brand.

The use of significant amounts of promotion expenses and sales incentives in response to competitive actions and market price sensitivity may have a material adverse impact on our business.

Since 1998, the cigarette market has been increasingly price competitive due to the impact of, among other things, higher state and local excise taxes and the market share of deep discount brands. In response to these and other competitor actions and pricing pressures, we have engaged in significant use of promotional expenses and sales incentives. The cost of these measures could have a material adverse impact on our business. We regularly review the results of our promotional spending activities and adjust our promotional spending programs in an effort to maintain our competitive position. Accordingly, unit sales volume and sales promotion costs in any period are not necessarily indicative of sales and costs that may be realized in subsequent periods.

We rely on a limited number of key executives and may continue to experience difficulty in attracting and hiring qualified new personnel in some areas of our business.

The loss of any of our key employees could adversely affect our business. Other than with respect to our chief executive officer, Martin L. Orlowsky, we do not have employment agreements with any of our key employees. In November 2009, we announced that the Board of Directors would be implementing a succession review process in anticipation of the possible retirement of Mr. Orlowsky upon the December 31, 2010 expiration of his employment agreement. Our Board of Directors is taking steps to ensure an orderly succession, but we may not be able to identify and hire a suitable successor in the required time period. As a tobacco company, we may experience difficulty in identifying and hiring qualified executives and other personnel in some areas of our business. This difficulty is primarily attributable to the health and social issues associated with the tobacco industry. The loss of services of any key personnel or our inability to attract and hire personnel with requisite skills could restrict our ability to develop new products, enhance existing products in a timely manner, sell products or manage our business effectively. These factors could have a material adverse effect on our results of operations and financial condition.

Several of our competitors have developed alternative cigarette products.

Certain of the major cigarette makers have developed and marketed alternative cigarette products. For example, Philip Morris developed an alternative cigarette, called Accord, in which the tobacco is heated rather than burned. RJR Tobacco has developed and is marketing an alternative cigarette, called Eclipse, in which the tobacco is primarily heated, with only a small amount of tobacco burned. Vector Tobacco Inc. is marketing a cigarette of fered in several packings with declining levels of nicotine, called Quest. Philip Morris and RJR Tobacco have indicated that these products may deliver fewer smoke components compared to conventional cigarettes. We have not marketed similar alternative cigarettes. Should such alternative cigarette products gain a significant share of the domestic cigarette market, we may be at a competitive disadvantage.

We may not be able to develop, produce or commercialize competitive new products and technologies required by regulatory changes or changes in consumer preferences.

Consumer health concerns and changes in regulations are likely to require us to introduce new products or make substantial changes to existing products. For example, 49 states and the District of Columbia have passed legislation requiring cigarette manufacturers to reduce the ignition propensity of their products. We believe that there may be increasing pressure from public health authorities to develop a conventional cigarette, an alternative cigarette or an alternative tobacco product that provides a demonstrable reduced risk of adverse health effects. We may not be able to develop a reduced risk product that is acceptable to consumers. In addition, the costs associated with developing any such new products and technologies could be substantial.

Increased restrictions on smoking in public places could adversely affect our sales volume, revenue and profitability.

In recent years, states and many local and municipal governments and agencies, as well as private businesses, have adopted legislation, regulations or policies which prohibit, restrict, or discourage smoking;

smoking in public buildings and facilities, stores, restaurants and bars; and smoking on airline flights and in the workplace. Other similar laws and regulations are currently under consideration and may be enacted by state and local governments in the future. Although we have no empirical evidence of the effect of such restrictions, we believe that restrictions on smoking in public and other places may lead to a decrease in the number of people who smoke or a decrease in the number of cigarettes smoked by smokers. Increased restrictions on smoking in public and other places may have caused a decrease, and may continue to cause a decrease in the volume of cigarettes that would otherwise be sold by us absent such restrictions, which may have a material adverse effect on our sales volume, revenue and profits.

The availability of counterfeit cigarettes could adversely affect our sales volume, revenue and profitability.

Sales of counterfeit cigarettes in the United States, including counterfeits of our Newport brand, could adversely impact sales by the manufacturers of the brands that are counterfeited and potentially damage the value and reputation of those brands. Additionally, smokers who mistake counterfeit cigarettes for our cigarettes may attribute quality and taste deficiencies in the counterfeit product to our brands and discontinue purchasing our brands. Although we do not believe that sales of counterfeit Newport cigarettes have had a material adverse effect on our sales volume, revenue and profits to date, the availability of counterfeit Newport cigarettes together with substantial increases in excise taxes and other potential price increases could result in increased demand for counterfeit product that could have a material adverse effect on our sales volume, revenue and profits in the future.

We rely on a single manufacturing facility for the production of our cigarettes.

We produce all of our cigarettes at our Greensboro, North Carolina manufacturing facility. If our manufacturing plant is damaged, destroyed or incapacitated or we are otherwise unable to operate our manufacturing facility, we may be unable to produce cigarettes and may be unable to meet customer demand which could have a material adverse effect on our sales volume, revenue and profits.

We rely on a small number of suppliers for certain of our domestic leaf tobacco and reconstituted tobacco.

We purchase approximately 80% of our domestic leaf tobacco through one supplier, Alliance One International, Inc. If Alliance One becomes unwilling or unable to supply leaf tobacco to us, we believe that leaf tobacco may not be available at prices comparable to those we pay to Alliance One, which could have a material adverse effect on our future profits. In addition, we purchase all of our reconstituted tobacco from one supplier, which is an affiliate of RAI, one of our major competitors. Reconstituted tobacco is a form of tobacco material manufactured as a paper-like sheet from small pieces of tobacco that are too small to incorporate into the cigarette directly and may include some tobacco stems, and which is used as a component of cigarette blends. If RAI becomes unwilling or unable to supply us and we are unable to find an alternative supplier on a timely basis, our operations could be dis rupted resulting in lower production levels and reduced sales, which could have a material adverse effect on our sales volume, revenue and profits in the future.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and have a material adverse effect on our business.

Our intellectual property is material to the conduct of our business. Our ability to maintain and further build brand recognition is dependent on the continued and exclusive use of our trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including our name and logo and the unique features of our tobacco products. If our efforts to protect our intellectual property are ineffective, thereby permitting a third-party to misappropriate or infringe on our intellectual property, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from growing or maintaining market share.

Provisions in our certificate of incorporation and by-laws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our Common Stock.

Our certificate of incorporation and by-laws contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with our Board of Directors rather than to attempt a hostile takeover. These provisions include:

- a board of directors that is divided into three classes with staggered terms;
- elimination of the right of our shareholders to act by written consent;
- rules regarding how our shareholders may present proposals or nominate directors for election at shareholder meetings;
- the right of our Board of Directors to issue preferred stock without shareholder approval; and
- limitations on the right of shareholders to remove directors.

Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding Common Stock.

We believe these provisions protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board of Directors and by providing our board with time to assess any acquisition proposal. These provisions are not intended to prevent such takeovers. However, these provisions apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our Board of Directors determines is not in our best interests and those of our shareholders.

The Separation Agreement between us and Loews contains provisions that may prevent or discourage other companies from acquiring us.

The tax-free nature of the Separation may be affected by certain transactions undertaken by us. In particular, under Section 355(e) of the Internal Revenue Code, the Separation would become taxable to Loews if it was determined that 50% or more of the shares of our Common Stock were acquired, directly or indirectly, as part of a plan or series of related transactions that included the Separation. If, as a result of acquisitions of our Common Stock subsequent to the Separation, the Separation becomes taxable pursuant to Section 355(e), Loews would recognize a substantial gain for tax purposes as the Separation would be treated as a sale of Lorillard for federal income tax purposes.

The Separation Agreement imposes restrictions on our ability to engage in certain significant corporate transactions, for a period of two years, that could cause the Separation to become taxable to Loews. We, however, may undertake any such action if we first obtain a supplemental ruling from the IRS or an unqualified tax opinion of a nationally recognized law firm, in either case in form and substance reasonably acceptable to Loews, to the effect that the proposed transaction would not adversely affect the tax-free nature of the Separation. Moreover, the Separation Agreement requires us (and any successor entity) to indemnify Loews for any losses resulting from the failure of the Separation to qualify as a tax free transaction (except if the failure to qualify is solely due to Loews's fault). This indemnification obligation applies regardless of whether the action is restricted as described above, or whether we or a potential acquirer obtains a supplemental ruling or an opinion of counsel. These restrictions and potential indemnification obligations may prevent or discourage other companies from acquiring us.

We are required to indemnify Loews against losses and other expenses incurred at any time (including with respect to smoking and health claims and litigation) with respect to our assets, properties and businesses.

In the Separation Agreement, we have agreed to indemnify Loews and its officers, directors, employees and agents against costs and expenses (including, but not limited to, litigation matters and other claims) based on, arising out of or resulting from, among other things, the ownership or the operation of us and our assets and properties, and the operation or conduct of us and our businesses at any time prior to or following the Separation (including with respect to smoking and health claims and litigation). If Loews incurs legal or other fees or costs and expenses resulting from the operation of our businesses or otherwise with respect to us, we are required to reimburse Loews for such losses and any legal or other fees related thereto, which could be substantial. These indemnification obligations may discourage third parties from trying to acquire us because our indemnification obligations are binding on our successors and we are prohibited by the Separation Agreement from merging, consolidating or transferring all or a significant portion of our properties or assets unless the resulting entity, transferee or successor agrees to be bound by these indemnification obligations. In addition, we could face substantial charges for indemnification payments to Loews, which could have a material adverse effect on our cash flows, financial condition and results of operations.

We do not expect that the Separation will alter our legal exposure with respect to tobacco-related claims.

Item 1B. *UNRESOLVED STAFF COMMENTS*

None.

Item 2. *PROPERTIES*

Our manufacturing facility is located on approximately 80 acres in Greensboro, North Carolina. This 854,300 square-foot plant contains modern high-speed cigarette manufacturing machinery. The Greensboro facility also includes a warehouse with shipping and receiving areas totaling 187,300 square feet. In addition, we own tobacco receiving and storage facilities totaling approximately 1,400,000 square feet in Danville, Virginia. Our executive offices are located in a 130,000 square-foot, four-story office building in Greensboro. Our 93,800 square-foot research facility is also located in Greensboro.

Our principal properties are owned in fee and generally we own all of the machinery we use. We believe that our properties and machinery are in generally good condition. We lease sales offices in major cities throughout the United States, a cold-storage facility in Greensboro and warehousing space in 19 public distribution warehouses located throughout the United States.

Item 3. *LEGAL PROCEEDINGS*

Information regarding legal proceedings is set forth in Note 18 "Legal Contingencies" to our consolidated financial statements included in Part II, Item 8 of this report. The disclosure set forth in Note 18, "Legal Contingencies," is incorporated herein by reference.

Item 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None.

Executive Officers of the Registrant

Name	Age	Position(s)
Martin L. Orlowsky	68	Chairman, President and Chief Executive Officer
David H. Taylor	54	Executive Vice President, Finance and Planning and Chief Financial Officer
Ronald S. Milstein	53	Senior Vice President, Legal and External Affairs, General Counsel and Secretary
Charles E. Hennighausen	55	Executive Vice President, Production Operations
Randy B. Spell	58	Executive Vice President, Marketing and Sales

Martin L. Orlowsky is a Director and the Chairman, President and Chief Executive Officer of Lorillard. He has served as President and Chief Executive Officer of Lorillard since January of 1999 and added the Chairman's position in January 2001. Previously, he served as President and Chief Operating Officer and prior to this position he was Executive Vice President, Marketing & Sales. He has been with Lorillard since 1990.

David H. Taylor is a Director and the Executive Vice President, Finance and Planning and Chief Financial Officer of Lorillard. Mr. Taylor joined Lorillard and was elected to its Board of Directors in January 2008. Prior to joining Lorillard, Mr. Taylor was a Senior Managing Director with FTI Palladium Partners, a firm specializing in providing interim management services. In that capacity, he served as Interim Chief Financial Officer of Eddie Bauer Holdings, Inc. from January 2006 to November 2007. Prior to joining FTI Palladium Partners, from 2002 to 2005, Mr. Taylor served as Executive Vice President and Chief Financial Officer of Guilford Mills, Inc.

Ronald S. Milstein is the Senior Vice President, Legal and External Affairs, General Counsel and Secretary of Lorillard and has served in the same executive positions with Lorillard since 2005. Previously, Mr. Milstein served as Vice President, General Counsel, and Secretary for seven years. Mr. Milstein has been with Lorillard since 1996.

Charles E. Hennighausen is the Executive Vice President, Production Operations of Lorillard. Mr. Hennighausen has served in the same position since he joined Lorillard in 2002. Prior to joining Lorillard, Mr. Hennighausen served as Senior Vice President, Operations and Product Supply at ConAgra Frozen & Prepared Foods for three years. He also served in a number of operations management positions with the Campbell Soup Company.

Randy B. Spell is the Executive Vice President, Marketing and Sales of Lorillard and has served in the same position with Lorillard since 1999. Previously, Mr. Spell served as Senior Vice President, Sales for four years and prior to that, as Vice President, Sales for one year. Mr. Spell has been with Lorillard since 1977.

PART II

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASE OF EQUITY SECURITIES.*

Our Common Stock began trading "regular way" on the NYSE under the symbol "LO" on June 10, 2008. There were 73 shareholders of record as of February 19, 2010. This figure excludes any estimate of the indeterminate number of beneficial holders whose shares may be held of record by brokerage firms and clearing agencies. The following table presents the high and low sales prices of our Common Stock on the NYSE as well as cash dividends declared per share during the fiscal quarters indicated:

Common Stock Market Price	Price per Share		Cash Dividends Declared per Share
	High	Low	
2009			
Fourth Quarter	$81.76	$73.61	$1.00
Third Quarter	78.57	66.46	1.00
Second Quarter	69.94	58.73	0.92
First Quarter	67.00	52.51	0.92
2008			
Fourth Quarter	$71.91	$53.30	$0.92
Third Quarter	77.39	62.70	0.92
Second Quarter (commencing June 10, 2008)	79.00	66.70	—

Dividend Policy

The declaration and payment of future dividends to holders of our Common Stock will be at the discretion of our Board of Directors and depend upon many factors, including our financial condition, earnings, capital requirements of our business, legal requirements, regulatory constraints, industry practice, and other factors that the Board of Directors may deem relevant. As a holding company with no material liquid assets other than the capital stock of our subsidiaries, our ability to pay dividends is dependent on the receipt of dividends from our operating subsidiaries.

In 2009, we paid cash dividends of $155 million, $155 million, $163 million and $158 million on March 12, 2009, June 12, 2009, September 11, 2009 and December 11, 2009, respectively. In 2008, we paid cash dividends to Loews of $291 million and $200 million on January 24, 2008 and April 28, 2008, respectively, prior to the Separation. Following the Separation, we paid cash dividends of $158 million and $155 million to shareholders on September 12, 2008 and December 12, 2008, respectively. We expect to continue to pay cash dividends on our Common Stock.

Performance Graph

The following graph compares the cumulative total shareholder return on our Common Stock from June 10, 2008, the date our Common Stock commenced trading on a "when issued" basis, to December 31, 2009 with the comparable cumulative return of (i) the S&P 500 Index and (ii) the S&P Tobacco Index. The graph assumes $100 was invested on June 10, 2008 in our Common Stock and in each of the indices and assumes that all cash dividends are reinvested. The table below the graph shows the dollar value of those investments as of the dates in the graph. The comparisons in the graph are required by the SEC and are not intended to forecast or be indicative of future performance of our Common Stock.



Lorillard Common Stock
S&P 500 Index
S&P Tobacco Index
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
6/10/2008
6/30/2008
9/30/2008
12/31/2008
3/31/2009
6/30/2009
9/30/2009
12/31/2009

	6/10/08	6/30/08	9/30/08	12/31/08	3/31/09	6/30/09	9/30/09	12/31/09
Lorillard Common Stock Value	$100.00	$90.25	$94.01	$75.59	$84.12	$93.59	$104.03	$113.75
S&P 500 Index Value	100.00	94.23	85.86	66.49	58.73	67.67	77.82	82.09
S&P Tobacco Index Value	100.00	97.77	96.78	83.79	75.09	86.48	95.97	99.21

The performance graph and related information above shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the fourth quarter of 2009, we repurchased the following number of shares of our Common Stock:

(In millions, except for per share amounts)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May yet Be Purchased Under the Plans or Programs
October 1, 2009 — October 31, 2009	1.1	$77.24	1.1	$414
November 1, 2009 — November 30, 2009	2.0	$78.96	2.0	$259
December 1, 2009 — December 31, 2009	2.1	$78.93	2.1	$ 90
Total	5.2	$78.58	5.2	

The shares repurchased were acquired under the share repurchase program authorized by the Board of Directors on July 27, 2009 for a maximum of $750 million. All repurchases were made in open market transactions. We record the repurchase of shares of Common Stock at cost based on the transaction date of the repurchase. As of December 31, 2009, the maximum dollar value of shares that could yet be purchased under the July 27, 2009 repurchase program was $90 million. As of January 19, 2010, the Company completed this repurchase program after repurchasing an additional 1.1 million shares in January 2010 at an average price of $78.36 per share. Cumulatively, we repurchased 9.8 million shares at an average price of $76.80 under this program.

Item 6. *SELECTED FINANCIAL DATA*

The following table includes our selected historical consolidated financial information as of the dates and for the periods indicated. The selected historical consolidated financial information as of and for the years ended December 31, 2005 through 2009 have been derived from our audited financial statements. You should read the following selected historical consolidated financial data in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing herein.

	Years Ended December 31,				
	2009	2008	2007	2006	2005
	(In millions, except per share data)				
Results of Operations:					
Net sales(1)	$ 5,233	$ 4,204	$ 3,969	$ 3,755	$ 3,568
Cost of sales	3,327	2,434	2,313	2,166	2,119
Gross profit	1,906	1,770	1,656	1,589	1,449
Selling, general and administrative(2)	365	355	382	348	365
Operating income	1,541	1,415	1,274	1,241	1,084
Investment income(3)	5	20	109	103	68
Interest expense	(27)	(1)	—	—	(1)
Income before income taxes	1,519	1,434	1,383	1,344	1,151
Income taxes	571	547	485	518	445
Net income	$ 948	$ 887	$ 898	$ 826	$ 706
Diluted weighted average number of shares outstanding	164.62	172.21	173.92	173.92	173.92
Diluted earnings per share	$ 5.76	$ 5.15	$ 5.16	$ 4.75	$ 4.06
Dividends per share	$ 3.84	$ 4.67	$ 6.72	$ 4.50	$ 3.71
Ratio of earnings to fixed charges	57.3	N/M	N/M	N/M	N/M

(1) Includes excise taxes of $1,547, $712, $688, $699 and $676 million, respectively.

(2) 2008 included expenses of $18 million related to the Separation of Lorillard from Loews, 2007 included a $66 million charge related to litigation and 2006 included a $20 million restructuring charge.

(3) Includes income (loss) from limited partnership investments of $0, ($1), $34, $26, $16 million, respectively.

N/M - Not Meaningful

	December 31,				
	2009	2008	2007	2006	2005
	(In millions)				
Financial Position:					
Current assets	$2,181	$1,962	$2,103	$2,115	$2,069
Total assets	2,575	2,321	2,600	2,759	2,796
Current liabilities	1,337	1,273	1,188	1,151	1,240
Long-term debt	722	—	—	—	—
Total liabilities	2,488	1,690	1,587	1,464	1,456
Shareholders' equity	87	631	1,013	1,295	1,340

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion should be read in conjunction with our consolidated financial statements, the notes related to those financial statements and "Item 6. Selected Financial Data" appearing herein. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in the "Forward-Looking Statements," "Item 1A. Risk Factors," "Business Environment" and elsewhere in this Annual Report on Form 10-K. Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and the related notes. Actual results could differ from those estimates. The financial statements include our subsidiaries after the elimination of intercompany accounts and transactions.

The consolidated financial statements and accompanying notes have been prepared in accordance with GAAP, applied on a consistent basis. We continually evaluate the accounting policies and estimates used to prepare the consolidated financial statements. Significant estimates in the consolidated financial statements and related notes include: (1) accruals for tobacco settlement costs, legal expenses and litigation costs, sales incentive programs, income taxes and share based compensation, (2) the determination of discount and other rate assumptions for defined benefit pension and other postretirement benefit expenses and (3) the valuation of pension assets. In general, our estimates are based on historical experience, evaluation of current trends, information from third party professionals and various other assumptions that we believe are reasonable under the known facts and circumstances at the time.

We consider the accounting policies discussed below to be critical to an understanding of our consolidated financial statements as their application places the most significant demands on management's judgment. Due to the inherent uncertainties involved with this type of judgment, actual results could differ significantly from estimates and may have a material adverse impact on our results of operations and equity.

Revenue Recognition

Revenue from product sales, net of sales incentives, is recognized at the time ownership of the goods transfers to customers and collectability is reasonably assured. Federal excise taxes are recognized on a gross basis and are included in both sales and cost of sales. Sales incentives include retail price discounts, coupons and retail display allowances and are recorded as a reduction of revenue based on amounts estimated as due to customers and consumers at the end of a period based primarily on use and redemption rates.

Tobacco Settlement Costs

In 1998, we and the other Original Participating Manufacturers entered into the MSA with 46 states and various other governments and jurisdictions to settle asserted and unasserted health care cost recovery and other claims. We and certain other U.S. tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (which are referred to as the Initial State Settlements, and together with the MSA, are referred to as the State Settlement Agreements). Our portion of ongoing adjusted settlement payments and legal fees is based on our relative share of the settling manufacturers' domestic cigarette shipments, with respect to the MSA, in the year preceding that in which the payment is due, and, with respect to the Initial State Settlements, in the year in which payment is due. We record our portion of ongoing adjusted settlement payments as part of cost of sales as product is shipped. Please read "State Settlement Agreements" beginning on page 37 for additional information.

Tobacco and Other Litigation

We and other cigarette manufacturers continue to be confronted with substantial litigation. Plaintiffs in most of the cases seek unspecified amounts of compensatory damages and punitive damages, although some seek damages ranging into the billions of dollars. Plaintiffs in some of the cases seek treble damages, statutory damages, return of profits, equitable and injunctive relief, and medical monitoring, among other damages.

We believe that we have valid defenses to the cases pending against us. We also believe we have valid bases for appeal of the adverse verdicts against us. While we intend to defend vigorously all tobacco products liability litigation, it is not possible to predict the outcome of any of this litigation. Litigation is subject to many uncertainties, and it is possible that some of these actions could be decided unfavorably. We may enter into discussions in an attempt to settle particular cases if we believe it is appropriate to do so.

We record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Except for the impact of the State Settlement Agreements and the provision relating to the *Scott* case, as described in Note 18, "Legal Contingencies," to our consolidated financial statements beginning on page 75, our management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of material pending litigation and, therefore, no material provision has been made in our consolidated financial statements for any unfavorable outcome. It is possible that our results of operations, cash flows and financial position could be materially adversely affected by an unfavorable outcome of certain pending or future litigation.

Defense costs associated with product liability claims are a significant component of our selling, general and administrative expenses and are accrued as incurred. Defense costs may increase in future periods, in part, as a result of the *Engle* Progeny Cases as described in Note 18, "Legal Contingencies," to our consolidated financial statements. Numerous factors affect product liability defense costs in any given period. The principal factors are as follows:

- the number and types of cases filed and appealed;
- the number of cases tried and appealed;
- the development of the law;
- the application of new or different theories of liability by plaintiffs and their counsel; and
- litigation strategy and tactics.

Please read Note 18, "Legal Contingencies," to our consolidated financial statements for detailed information regarding tobacco litigation affecting us.

Pension and Postretirement Benefit Obligations

We are required to make a significant number of assumptions in order to estimate the liabilities and costs related to our pension and postretirement benefit obligations to employees under our benefit plans. The assumptions that have the most impact on pension costs are the discount rate, the expected return on plan assets and the expected rate of compensation increases. These assumptions are evaluated relative to current market factors such as inflation, interest rates and fiscal and monetary policies. Changes in these assumptions can have a material impact on pension obligations and pension expense.

In determining the discount rate assumption, we utilized current market information and liability information, including a discounted cash flow analysis of our pension and postretirement obligations. In particular, the basis for our discount rate selection was the yield on indices of highly rated fixed income debt securities with durations comparable to that of our plan liabilities. The discount rate was determined by projecting the plan's expected future benefit payments as defined for the projected benefit obligation, discounting those expected payments using a theoretical zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date, and solving for the single equivalent discount rate that resulted in the same projected benefit obligation.

The salary growth assumption reflects our long-term actual experience and future and near-term outlook. Long-term return on plan assets is determined based on historical portfolio results, asset allocations and management's expectation of the future economic environment. Our major assumptions are set forth in Note 12 to our consolidated financial statements beginning on page 57.

For 2009, hypothetical changes in the assumptions we used for the pension plans would have had the following impact on our pension expense:

- A decrease of 25 basis points in the long-term rate of return would have increased our pension expense by approximately $2 million;
- A decrease of 25 basis points in the discount rate would have increased our pension expense by approximately $2 million; and
- An increase of 25 basis points in the future salary growth rate would have increased our net pension expense by approximately $1 million.

Income Taxes

We account for income taxes in accordance with Accounting Standard Codification Topic 740- Income Taxes. Under ASC 740, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Judgment is required in determining income tax provisions and in evaluating tax positions. The uncertain tax provisions of ASC 740 prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Additionally, ASC 740 provides guidance on the measurement, derecognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. Certain provisions of ASC 740 were effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening earnings retained in the business. We recognized a liability for unrecognized tax benefits of $25 million that was accounted for as a reduction to the January 1, 2007 balance of earnings retained in the business.

Inventories

Inventories are valued at the lower of cost, determined on a last-in, first-out ("LIFO") basis, or market. The inventory of leaf tobacco is classified as a current asset in accordance with generally recognized trade practice although, due to the duration of the aging processes, a significant portion of the tobacco on hand will not be sold or used within one year.

Recent Accounting Pronouncements

Please read "Recently adopted accounting pronouncements" in Note 1 to our consolidated financial statements beginning on page 48.

Business Environment

Participants in the U.S. tobacco industry, including us, face a number of issues that have adversely affected their results of operations and financial condition in the past and will continue to do so, including:

- A substantial volume of litigation seeking compensatory and punitive damages ranging into the billions of dollars, as well as equitable and injunctive relief, arising out of allegations of cancer and other health effects resulting from the use of cigarettes, addiction to smoking or exposure to environmental tobacco smoke, including claims for economic damages relating to alleged misrepresentation concerning the use of descriptors such as "lights," as well as other alleged damages.

- Substantial annual payments continuing in perpetuity, and significant restrictions on marketing and advertising have been agreed to and are required under the terms of certain settlement agreements, in cluding the Master Settlement Agreement among major tobacco manufacturers and 46 states and various other governments and jurisdictions (the "MSA") that we entered into in 1998 along with Philip Morris Incorporated, Brown & Williamson Tobacco Corporation and R.J. Reynolds Tobacco Company (the other "Original Participating Manufacturers") to settle asserted and unasserted health care cost recovery and other claims. We and certain other U.S. tobacco product manufacturers previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (the "Initial State Settlements," and together with the MSA, the "State Settlement Agreements"). The State Settlement Agreements impose a stream of future payment obligations on us and the other major U.S. cigarette manufacturers and place significant restrictions on their ability to market and sell cigarettes.

- The domestic cigarette market, in which we currently conduct our only significant business, continues to contract. As a result of price increases, restrictions on advertising, promotions and smoking in public and private facilities, increases in regulation and excise taxes, health concerns, a decline in the social acceptability of smoking, increased pressure from anti-tobacco groups and other factors, domestic cigarette shipments have decreased at a compound rate of approximately 3.0% from 1999 through 2009.

- Increases in cigarette prices since 1998 have led to an increase in the volume of discount and, specifically, deep discount cigarettes. Cigarette price increases have been driven by increases in federal, state and local excise taxes and by manufacturer price increases. Price increases have led, and continue to lead, to high levels of discounting and other promotional activities for premium brands. Deep discount brands have grown from an estimated share in 1998 of less than 2.0% to an estimated 14.3% for the twelve months ended December 31, 2009, and continue to be a significant competitive factor in the domestic market. We do not have sufficient empirical data to determine whether the increased price of cigarettes has deterred consumers from starting to smoke or encouraged them to quit smoking, but it is likely that increased prices may have had an adverse effect on consumption and may continue to do so.

- The tobacco industry is subject to substantial and increasing regulation. In June 2009, the U.S. Congress passed, and the President signed into law, the Family Smoking Prevention and Tobacco Control Act granting the FDA authority to regulate tobacco products. Pursuant to the terms of the new law, the FDA could promulgate regulations that could, among other things, result in a ban on or restrict the use of menthol in cigarettes. The law will impose new restrictions on the manner in which cigarettes can be advertised and marketed, require larger and more severe health warnings on cigarette packaging, permit restriction of the level of tar and nicotine contained in or yielded by cigarettes and may alter the way cigarette products are developed and manufactured. We believe that the law will provide our larger competitors with a competitive advantage. In August 2009, we, along with RJR Tobacco, other tobacco manufacturers and a tobacco retailer, filed a lawsuit in the U.S. District Court for the Western District of Kentucky against the FDA challenging the constitutionality of certain restrictions on speech included in the new law. These restrictions on speech include, among others, bans on the use of color and graphics in certain tobacco product advertising, limits on the right to make truthful statements regarding modified risk tobacco products, a prohibition on making certain statements about the FDA's regulation of tobacco products, restrictions on the placement of outdoor advertising, a ban on certain promotions offering gifts in consideration for the purchase of tobacco products, a ban on brand name sponsorship of events and the sale of brand name merchandise, and a ban on the distribution of product samples. The suit also challenges the law's requirement for extensive graphic warning labels on all packaging and advertising. The complaint seeks a judgment (i) declaring that such provisions of the new law violate the First and/or Fifth Amendments of the U.S. Constitution and (ii) enjoining the FDA from enforcing the unconstitutional provisions of the law. On January 4, 2010, the district court issued an order (a) striking down the provisions of the new law that banned the use of color and graphics in certain tobacco product advertising and prohibited tobacco manufacturers from making certain statements about the FDA's regulation of tobacco products and (b) upholding the remaining challenged advertising provisions. The time for the plaintiffs or the FDA to file an appeal has not yet expired, and we have yet to decide whether to appeal the district court's decision. While we believe there is established legal precedent supporting our claims, if there is an appeal of the district court's decision (by either the plaintiffs or the FDA), we cannot predict the outcome of any such appeal. Nor can we make any assurances that any such appeal will be successful.

- The federal government and many state and local governments and agencies, as well as private businesses, have adopted legislation, regulations or policies which prohibit, restrict or discourage smoking, including legislation, regulations or policies prohibiting or restricting smoking in public buildings and facilities, stores, restaurants and bars, on airline flights and in the workplace. Other similar laws and regulations are currently under consideration and may be enacted by federal, state and local governments in the future.
- Substantial federal, state and local excise taxes are reflected in the retail price of cigarettes. As of April 1, 2009, the federal excise tax was $1.0066 per pack and for the twelve months ended December 31, 2009 combined state and local excise taxes ranged from $0.07 to $4.25 per pack. For the twelve months ended December 31, 2009, excise tax increases ranging from $0.10 to $1.00 per pack were implemented in fourteen states and the District of Columbia. Congress recently enacted and the President signed into law an increase in the federal excise tax on cigarettes by $0.6166 per pack to $1.0066 per pack, effective April 1, 2009, to finance health insurance for children. It is likely that increases in excise and similar taxes have had an adverse impact on sales of cigarettes and that the most recent increase and future increases, the extent of which cannot be predicted, could result in further volume declines for the cigarette industry, including us, and an increased sales shift toward deep discount cigarettes rather than premium brands. In addition, we and other cigarette manufacturers and importers are required to pay an assessment under a federal law designed to fund payments to tobacco quota holders and growers.

The domestic market for cigarettes is highly competitive. Competition is primarily based on a brand's price, including the level of discounting and other promotional activities, positioning, consumer loyalty, retail display, quality and taste. Our principal competitors are the two other major U.S. cigarette manufacturers, Philip Morris and RJR Tobacco. We also compete with numerous other smaller manufacturers and importers of cigarettes, including deep discount cigarette manufacturers. We believe our ability to compete even more effectively has been restrained in some marketing areas as a result of retail merchandising contracts offered by Philip Morris and RJR Tobacco which limit the retail shelf space available to our brands. As a result, in some retail locations we are limited in competitively supporting our promotional programs, which may constrain sales.

The following table presents selected industry and market share data for Lorillard for years ended December 31, 2009, 2008 and 2007:

Selected Industry and Market Share Data(1)

(Volume in billions)	Year Ended December 31, 2009	2008	2007
Lorillard total domestic unit volume	35.6	37.0	35.8
Industry total domestic unit volume	315.7	345.3	357.2
Lorillard's share of the domestic market	11.3%	10.7%	10.0%
Lorillard's premium volume as a percentage of its domestic volume	88.9	92.3	94.3
Lorillard's share of the premium market	14.2	13.6	13.0
Newport's share of the domestic market	9.8	9.7	9.2
Newport's share of the premium market	13.9	13.3	12.6
Total menthol segment market share for the industry	28.8	28.4	27.9
Total discount segment market share for the industry	29.5	27.3	27.2
Newport's share of the menthol market	34.1	34.0	32.9
Newport's share of Lorillard's total volume(2)	87.5	90.3	91.8
Newport's share of Lorillard's net sales(2)	91.5	93.7	93.9

(1) Source: Management Science Associates, Inc. ("MSAI"), an independent third-party database management organization that collects wholesale shipment data from various cigarette manufacturers. MSAI divides the cigarette market into two price segments, the premium price segment and the discount or reduced price segment. MSAI's information relating to unit sales volume and market share of certain of the smaller, primarily deep discount, cigarette manufacturers is based on estimates derived by MSAI. Management believes that volume and market share information for deep discount manufacturers may be understated and, correspondingly, market share information for the larger manufacturers, including Lorillard, may be overstated by MSAI. Lorillard has made certain adjustments to the data received from MSAI to reflect management's judgment as to which brands are included in the menthol segment.

(2) Source: Lorillard shipment reports.

Income Statement Captions

Net sales includes revenue from product sales, net of sales incentives, and is recognized at the time that ownership of the goods transfers to customers and collectability is reasonably assured. Federal excise taxes are recognized on a gross basis, and are included in both net sales and cost of sales. Sales incentives include retail price discounts, coupons and retail display allowances, and are recorded as a reduction of revenue based on amounts estimated as due to customers and consumers at the end of a period based primarily on use and redemption rates.

Cost of sales includes federal excise taxes, leaf tobacco cost, wrapping and casing material, manufacturing labor and production salaries, wages and overhead, depreciation related to manufacturing plant and equipment, research and development costs, distribution, other manufacturing costs, State Settlement Agreement expenses, the federal assessment for tobacco growers and promotional product expenses. Promotional product expenses include the cost, including all applicable excise taxes, of the free portion of "buy some get some free" promotions.

Selling, general and administrative expenses includes sales force expenses, legal and other costs of litigating and administering product liability claims, administrative expenses and advertising and marketing costs. Advertising and marketing costs include items such as direct mail, advertising, agency fees and point of sale materials.

Investment income includes interest and dividend income, realized gains and losses on sale of investments and equity in the earnings of limited partnership investments.

Interest expense includes interest expense related to debt and income taxes.

Results of Operations

Year ended December 31, 2009 Compared to the Year ended December 31, 2008

	2009	2008
	(In millions)	
Net sales (including excise taxes of $1,547 and $712)	$5,233	$4,204
Cost of sales	3,327	2,434
Gross profit	1,906	1,770
Selling, general and administrative	365	355
Operating income	1,541	1,415
Investment income	5	20
Interest expense	(27)	(1)
Income before income taxes	1,519	1,434
Income taxes	571	547
Net income	$ 948	$ 887

Net sales. Net sales increased by $1.029 billion, or 24.5%, from $4.204 billion in 2008 to $5.233 billion in 2009. Net sales increased $835 million due to the increase in federal excise taxes effective April 1, 2009 and $533 million due to higher average unit prices reflecting price increases in May and December 2008 and February and March 2009, partially offset by $251 million due to lower unit sales volume and $88 million of higher sales incentives. Federal excise taxes are included in net sales and increased $30.83 per thousand units, or $0.62 per pack of 20 units, to $50.33 per thousand cigarettes, or $1.01 per pack of 20 cigarettes, effective April 1, 2009.

Our total unit volume and domestic unit volume decreased 3.9% during 2009 compared to 2008. Unit volume figures in this section are provided on a gross basis. Our domestic wholesale shipments in 2009 reflect the negative impact of the federal excise tax increase implemented on April 1, 2009. Total Newport unit volume and domestic Newport unit volume decreased 6.9% during 2009 compared to 2008. Industry-wide domestic unit volume decreased an estimated 8.6% during 2009 compared to 2008. Industry shipments of premium brands comprised 70.5% of industry-wide domestic unit volume during 2009 compared to 72.7% during 2008.

Cost of sales. Cost of sales increased by $893 million, or 36.7%, from $2.434 billion in 2008 to $3.327 billion in 2009. The increase in cost of sales is primarily due to the increase in federal excise taxes ($835 million), higher raw material costs, primarily tobacco and wrapping materials ($74 million), higher expenses related to the State Settlement Agreements ($11 million), the assessment of Food and Drug Administration fees ($9 million) and higher pension expense ($15 million), partially offset by lower unit sales volume ($34 million) and the absence of free product promotions ($17 million). We recorded pre-tax charges for our obligations under the State Settlement Agreements of $1.128 billion and $1.117 billion for the years ended December 31, 2009 and 2008, respectively, an increase of $11 million. The $11 million increase is due to the impact of the inflation adjustment ($30 million) and other adjustments ($24 million), partially offset by lower unit sales ($43 million).

Selling, general and administrative. Selling, general and administrative expenses increased $10 million, or 2.8%, from $355 million in 2008 to $365 million in 2009. The increase was primarily due to an increase in legal expenses of $18 million due to the continuing defense costs associated with the *Engle Progeny* cases and higher pension expense of $8 million, partially offset by a decrease in marketing costs of $6 million and the absence of an $18 million charge in 2008 related to the Separation.

Investment income. Investment income decreased $15 million in 2009, compared to 2008 and the decrease primarily reflects lower interest rates on investments.

Interest expense. Interest expense increased $26 million in 2009, compared to 2008, and the increase reflects interest on the Senior Notes issued in the second quarter of 2009, net of the effect of interest rate swap agreements.

Income taxes. Income taxes increased $24 million or 4.4% from $547 million in 2008 to $571 million in 2009. The change reflects the increase in income before income taxes of $85 million in 2009 or 5.9% partially offset by a decrease in the effective tax rate from 38.2% in 2008 to 37.6% in 2009. This decrease in the effective tax rate impacts income tax expense by $9 million, and is primarily due to the impact, in 2008, of the Separation on the availability of the manufacturer's deduction for the pre-Separation period and the non-deductibility of certain Separation expenses, and, in 2009, the favorable resolution of certain state income tax matters, partially offset by an increase in state tax rates.

Year ended December 31, 2008 Compared to the Year ended December 31, 2007

	2008	2007
	(In millions)	
Net sales (including excise taxes of $712 and $688)	$4,204	$3,969
Cost of sales	2,434	2,313
Gross profit	1,770	1,656
Selling, general and administrative	355	382
Operating income	1,415	1,274
Investment income	20	109
Interest expense	(1)	—
Income before income taxes	1434	1,383
Income taxes	547	485
Net income	$ 887	$ 898

Net sales. Net sales increased by $235 million, or 5.9%, from $3.969 billion in 2007 to $4.204 billion in 2008. Net sales increased $168 million due to an increase in unit sales volume and $109 million due to higher average unit prices reflecting price increases in September 2007, May 2008 and December 2008, partially offset by higher sales incentives of $42 million. Federal excise taxes are included in net sales and had remained constant at $19.50 per thousand units, or $0.39 per pack of 20 cigarettes, since January 1, 2002.

Our total unit volume increased 3.0% during 2008 compared to 2007 and our domestic unit volume increased 3.2% during 2008 compared to 2007. Unit volume amounts in this section are provided on a gross basis. Total Newport unit volume increased 1.4% in 2008 compared to 2007 and domestic Newport volume increased 1.5% in 2008 compared to 2007. Industry-wide domestic unit volume decreased an estimated 3.3% during 2008 compared to 2007. Industry shipments of premium brands comprised 72.7% of industry-wide domestic unit volume during 2008 compared to 72.8% during 2007.

Cost of sales. Cost of sales increased by $121 million, or 5.2%, from $2.313 billion in 2007 to $2.434 billion in 2008. The increase in cost of sales is primarily attributed to higher expenses related to the State Settlement Agreements. We recorded pretax charges for our obligations under the State Settlement Agreements of $1.117 billion and $1.048 billion for the years ended December 31, 2008 and 2007, respectively, an increase of $69 million. The $69 million pretax increase is due to the impact of the inflation adjustment ($30 million), higher gross unit sales ($32 million) and other adjustments ($7 million). Higher unit sales resulted in higher Federal Excise taxes ($24 million), higher manufacturing costs ($24 million) and higher costs under the Federal Assessment for Tobacco Growers ($6 million). Additionally, higher material prices ($24 million) were partially offset by lower promotional product expenses ($20 million).

Selling, general and administrative. Selling, general and administrative expenses decreased $27 million, or 7.1%, from $382 million in 2007 to $355 million in 2008. The decrease was primarily due to a $66 million litigation charge in 2007, partially offset by an increase in legal expenses of $25 million in 2008 and $18 million of costs related to the separation of Lorillard from Loews. The $25 million increase in legal fees is primarily due to increased legal fees related to *Engle Progeny* case filings and legal fees related to a claim by Lorillard Tobacco that it is entitled to reduce its MSA payments based on a loss of market share to nonparticipating manufacturers. The $18 million of costs related to the separation from Loews includes $10 million for a management bonus and $8 million for financial and legal fees associated with the transaction.

Investment income. Investment income decreased by $89 million, or 81.7%, from $109 million in 2007 to $20 million in 2008. Investment income includes a loss of $1 million from equity in the earnings of limited partnership investments in 2008 compared to income of $34 million in 2007. Investments in limited partnerships were substantially reduced during the first quarter of 2008. The remaining decrease in investment income reflects lower interest rates and a lower average invested asset balance for 2008 compared to 2007.

Income taxes. Income taxes increased by $62 million, or 12.8%, from $485 million in 2007 to $547 million in 2008. The change reflects the increase in income before income taxes of $51 million in 2008, or 3.7% and an increase in the effective tax rate from 35.1% in 2007 to 38.2% in 2008. This increase in the effective tax rate impacts income tax expense by $44 million and is the result of the impact of the separation from Loews on the availability to us of the manufacturer's deduction for the pre-separation period, the non-deductibility of certain separation expenses and the favorable resolution of certain tax matters in 2007.

Liquidity and Capital Resources

Our cash and cash equivalents of $1.384 billion at December 31, 2009 were invested in prime money market funds.

Cash Flows

Cash flow from operating activities. The principal source of liquidity for our business and operating needs is internally generated funds from our operations. We generated net cash flow from operations of $1.037 billion for 2009 compared to $980 million for 2008. The increased cash flow in 2009 primarily reflects the increase in net income. Net cash flow from operations was $980 million for 2008, compared to $882 million for 2007. The increased cash flow in 2008 reflects the payment of invoices under the MSA based on sales made in the current year but invoiced mostly in the following year and timing differences related to cash payments of estimated taxes.

Cash flow from investing activities. The changes in cash flow from investing activities arise from our decision to reposition our invested assets from fixed maturities classified as investments available for sale to short term instruments classified as cash equivalents. Our cash flow from investing activities used cash of $51 million for the twelve months ended December 31, 2009 compared to $201 million of cash provided for 2008. The decrease in cash flow provided by investing activities in 2009 is primarily due to no investment purchases and sales. Our cash flow from investing activities provided cash of $201 million and $367 million for the twelve months ended December 31, 2008 and 2007, respectively. The decrease in cash flow provided by investing activities in 2008 is primarily due to a decrease in the level of investment purchases and sales.

Capital expenditures were $51 million, $44 million and $51 million for 2009, 2008 and 2007, respectively. The expenditures were primarily for the modernization of manufacturing equipment. Our capital expenditures for 2010 are forecast to be between $55 million and $65 million.

Cash flow from financing activities. Our cash flow from operations has exceeded our working capital and capital expenditure requirements in each of the years ended December 31, 2009, 2008 and 2007. We paid cash dividends to Loews of $1,170 million for the year ended December 31, 2007. We paid cash dividends to Loews of $291 million and $200 million on January 24, 2008 and April 28, 2008, respectively. We paid cash dividends to shareholders of $158 million and $155 million on September 12, 2008 and December 12, 2008, respectively. In 2009, we paid cash dividends of $155 million, $155 million, $163 million and $158 million on March 12, 2009, June 12, 2009, September 11, 2009 and December 11, 2009, respectively.

In June 2009, Lorillard Tobacco issued $750 million of 8.125% unsecured senior notes due June 23, 2019 (the "Notes") pursuant to an Indenture, dated June 23, 2009, and First Supplemental Indenture, dated June 23, 2009 (the "Supplemental Indenture"). Lorillard Tobacco is the principal, wholly owned operating subsidiary of the Company and the Notes are unconditionally guaranteed on a senior unsecured basis by the Company. The net proceeds from the Notes will be used for general corporate purposes that may include, among other things, the repurchase, redemption or retirement of securities including our common stock, additions to working capital and capital expenditures.

The interest rate payable on the Notes is subject to incremental increases from 0.25% to 2.00% in the event either Moody's Investors Services, Inc. ("Moody's"), Standard & Poor's Ratings Services ("S&P") or both Moody's and S&P downgrade the Notes below investment grade (Baa3 and BBB- for Moody's and S&P, respectively). The Notes are not entitled to any sinking fund and are not redeemable prior to maturity. The Notes contain covenants that restrict liens and sale and leaseback transactions, subject to a limited exception. In addition, upon the occurrence of a change of control triggering event, we will be required to make an offer to repurchase the Notes at a price equal to 101% of the aggregate principal amount of the Notes, plus accrued interest. A "change of control triggering event" occurs when there is both a "change of control" (as defined in the Supplemental Indenture) and the Notes cease to be rated investment grade by both Moody's and S&P within 60 days of the occurrence of a change of control or public announcement of the intention to effect a change of control.

In September 2009, Lorillard Tobacco entered into interest rate swap agreements, which the Company guaranteed, with a notional amount of $750 million to modify its exposure to interest rate risk by converting the interest rate payable on the Notes from a fixed rate to a floating rate based on LIBOR. See "Item 7A. Quantitative and Qualitative Disclosures about Market Risk" for additional information on the interest rate swap agreements.

During 2009, we repurchased approximately 12.3 million shares under our repurchase programs at a cost of $910 million. As of December 31, 2009, the maximum dollar value of shares that could yet be purchased under the July 27, 2009 $750 million repurchase program was $90 million. As of January 19, 2010, the Company completed this repurchase program after repurchasing an additional 1.1 million shares at an average price of $78.36 per share.

Purchases by the Company under these programs were made from time to time at prevailing market prices in open market purchases, privately negotiated transactions, block purchase techniques or otherwise, as determined by the Company's management. The purchases were funded from existing cash balances, including proceeds from the issuance of the Notes. These programs do not obligate the Company to acquire any particular amount of its common stock. The timing, frequency and amount of repurchase activity will depend on a variety of factors such as levels of cash generation from operations, cash requirements for investment in the Company's business, current stock price, market conditions and other factors.

Liquidity

We believe that cash flow from operating activities will be sufficient for the foreseeable future to enable us to meet our obligations under the State Settlement Agreements and to fund our working capital and capital expenditure requirements. We cannot predict our cash requirements related to any future settlements or judgments, including cash required to bond any appeals, if necessary, and can make no assurance that we will be able to meet all of those requirements.

The rate of return on our pension assets in 2009 was a positive 16.2%. Our pension expense was approximately $32 million in 2009 and we anticipate pension expense of approximately $17 million in 2010. We contributed $23 million to our pension plans in 2009 and anticipate a contribution of $15 million in 2010.

We believe that it would be appropriate for a company of our size and financial characteristics to have a prudent level of debt as a component of our capital structure in order to reduce our total cost of capital and improve total shareholder returns. Accordingly, we raised $750 million of debt financing in 2009, and we expect that we will seek to raise additional debt financing in the future, although the structure, timing and amount of such indebtedness has not yet been determined and will depend on a number of factors, including, but not limited to the prevailing credit and interest rate environment, our cash requirements, and other business, financial and tax considerations. The proceeds of any such debt financing may be used to fund stock repurchases, acquisitions, dividends or for other general corporate purposes. We presently have no commitments or agreements with or from any third party regarding any debt financing transactions and no assurance can be given that we will ultimately pursue any debt financing or, if pursued, that we will be able to obtain debt financing at the suggested levels or on attractive terms.

State Settlement Agreements

The State Settlement Agreements require us and the other Original Participating Manufacturers (Philip Morris Incorporated, Brown & Williamson Tobacco Corporation and R.J. Reynolds Tobacco Company) to make aggregate annual payments of $10.4 billion in perpetuity, subject to adjustment for several factors described below. In addition, the Original Participating Manufacturers are required to pay plaintiffs' attorneys' fees, subject to an aggregate annual cap of $500 million. These payment obligations are several and not joint obligations of each of the Original Participating Manufacturers. Our obligations under the State Settlement Agreements will materially adversely affect our cash flows and operating income in future years.

Both the aggregate payment obligations of the Original Participating Manufacturers, and our payment obligations, individually, under the State Settlement Agreements are subject to adjustment for several factors which include:

- inflation;
- aggregate volume of Original Participating Manufacturers cigarette shipments;
- other Original Participating Manufacturers and our market share; and
- aggregate Original Participating Manufacturers operating income, allocated to such manufacturers that have operating income increases.

The inflation adjustment increases payments on a compounded annual basis by the greater of 3.0% or the actual total percentage change in the consumer price index for the preceding year. The inflation adjustment is measured starting with inflation for 1999. The volume adjustment increases or decreases payments based on the increase or decrease in the total number of cigarettes shipped in or to the 50 U.S. states, the District of Columbia and Puerto Rico by the Original Participating Manufacturers during the preceding year compared to the 1997 base year shipments. If volume has increased, the volume adjustment would increase the annual payment by the same percentage as the number of cigarettes shipped exceeds the 1997 base number. If volume has decreased, the volume adjustment would decrease the annual payment by 98.0% of the percentage reduction in volume. In addition, downward adjustments to the annual payments for changes in volume may, subject to specified conditions and exceptions, be reduced in the event of an increase in the Original Participating Manufacturers aggregate operating income from domestic sales of cigarettes over base year levels established in the State Settlement Agreements, adjusted for inflation. Any adjustments resulting from increases in operating income would be allocated among those Original Participating Manufacturers who have had increases.

During 2009, we paid $1.049 billion under the State Settlement Agreements, primarily based on 2008 volume. In addition, in April 2009, we deposited $69 million, in an interest-bearing escrow account in accordance with procedures established in the MSA pending resolution of a claim by us and the other Original Participating Manufacturers that they are entitled to reduce their MSA payments based on a loss of market share to non-participating manufacturers. Most of the states that are parties to the MSA are disputing the availability of the reduction and we believe that this dispute will ultimately be resolved by judicial and arbitration proceedings. Our $69 million reduction is based upon the Original Participating Manufacturers collective loss of market share in 2006. In April of 2008, 2007 and 2006, we had previously deposited $72 million, $111 million and $109 million, respectively, in the same escrow account discussed above, which was based on a loss of market share in 2005, 2004 and 2003 to non-participating manufacturers. In February 2009, we directed the transfer of $72 million from this account to the non-disputed account, related to the loss of market share in 2005, pursuant to an Agreement Concerning Arbitration that we and other Participating Manufacturers entered into with certain MSA states. This amount was then paid to the MSA states. We and other Original Participating Manufacturers have the right to claim additional reductions of MSA payments in subsequent years under provisions of the MSA.

Contractual Cash Payment Obligations

The following table presents the contractual cash payment obligations of Lorillard as of December 31, 2009:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			(In millions)		
Senior notes	$ 750	$ —	$ —	$ —	$750
Interest payments related to notes	578	61	183	122	212
Tobacco leaf purchase obligations	213	183	30	—	—
Machinery purchase obligations	47	46	1	—	—
Operating lease obligations	4	2	2	—	—
Total	$1,592	$292	$216	$122	$962

In addition to the obligations presented in the table above, as of December 31, 2009, we believe that it is reasonably possible that payments of up to $4 million may be made to various tax authorities in the next twelve months related to gross unrecognized tax benefits. We cannot make a reasonably reliable estimate of the amount of liabilities for unrecognized tax benefits that may result in cash settlements for periods beyond twelve months.

As previously discussed, we have entered into the State Settlement Agreements which impose a stream of future payment obligations on us and the other major U.S. cigarette manufacturers. Our portion of ongoing adjusted settlement payments, including fees to settling plaintiffs' attorneys, are based on a number of factors which are described above. Our cash payment under the State Settlement Agreements in 2009 amounted to $1.118 billion and we estimate our cash payments in 2010 under the State Settlement Agreements will be between $1.125 billion and $1.175 billion, primarily based on 2009 estimated industry volume. Payment obligations are not incurred until the related sales occur and therefore are not reflected in the above table. Please see the discussion of the calculation of the Original Participating Manufacturers base payment obligations under the State Settlement Agreements under "— State Settlement Agreements" on page 37.

Off-Balance Sheet Arrangements — None.

Item 7A. ***QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK***

We invest in financial instruments that involve market risk. Our measure of market risk exposure represents an estimate of the change in fair value of our financial instruments. Market risk exposure is presented below for each class of financial instrument we held at December 31, 2009, assuming immediate adverse market movements of the magnitude described below. We believe that the rate of adverse market movement represents a measure of exposure to loss under hypothetically assumed adverse conditions. The estimated market risk exposure represents the hypothetical loss to future earnings and does not represent the maximum possible loss nor any expected actual loss, even under adverse conditions, because actual adverse fluctuations would likely differ. In addition, since our investment portfolio is subject to change based on our portfolio management strategy as well as in response to changes in the market, these estimates are not necessarily indicative of the actual results which may occur. The market risk exposure represents the potential loss in carrying value and pretax impact to future earnings caused by the hypothetical change in price.

Exposure to market risk is managed and monitored by senior management. Senior management approves our overall investment strategy and has the responsibility to ensure that the investment positions are consistent with that strategy with an acceptable level of risk.

Interest rate risk. Our investments, which are included in cash and cash equivalents, consist of money market funds with financial institutions. Those investments are exposed to fluctuations in interest rates. A sensitivity analysis, based on a hypothetical 1% increase or decrease in interest rates on our average 2009 investments, would cause an increase or decrease in pre-tax income of approximately $14.5 million.

Our debt is denominated in US Dollars and has been issued at a fixed rate. In September 2009, we entered into interest rate swap agreements for a total notional amount of $750 million to hedge changes in fair value of the Notes due to changes in the designated benchmark interest rate. Changes in the fair value of the derivative are recorded in earnings along with offsetting adjustments to the carrying amount of the hedged debt. A sensitivity analysis, based on a hypothetical 1% change in LIBOR, would cause an increase or decrease in pretax income of approximately $7.5 million on an annualized basis for 2009.

Liquidity risk. We may be forced to cash settle all or a portion of our derivative contracts before the expiration date if our debt rating is downgraded below Ba2 by Moody's or BB by S&P. This could have a negative impact on our cash position. Early cash settlement would result in the timing of our hedge settlement not being matched to the cash settlement of the debt. See Note 9 for additional information on derivatives.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Financial Statements and Supplementary Data are comprised of the following sections:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lorillard, Inc.
Greensboro, North Carolina.

We have audited the accompanying consolidated balance sheets of Lorillard, Inc. and Subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of operations and cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
February 25, 2010

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008
	(In millions)	
ASSETS:		
Cash and cash equivalents	$ 1,384	$1,191
Accounts receivable, less allowances of $3 and $2	9	7
Other receivables	41	55
Inventories	281	255
Deferred income taxes	466	454
Total current assets	2,181	1,962
Plant and equipment, net	237	218
Prepaid pension assets	60	36
Deferred income taxes	48	71
Other assets	49	34
Total assets	$ 2,575	$2,321
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Accounts and drafts payable	$ 23	$ 30
Accrued liabilities	318	255
Settlement costs	982	974
Income taxes	14	14
Total current liabilities	1,337	1,273
Long-term debt	722	—
Postretirement pension, medical and life insurance benefits	300	317
Other liabilities	129	100
Total liabilities	2,488	1,690
Commitments and Contingent Liabilities		
Shareholders' Equity:		
Preferred stock, $0.01 par value, authorized 10 million shares	—	—
Common stock: Authorized — 600 million shares; par value — $.01 per share Issued — 174 million and 174 million shares Outstanding — 156 million and 168 million shares	2	2
Additional paid-in capital	234	222
Earnings retained in the business	1,282	965
Accumulated other comprehensive loss	(121)	(158)
Treasury stock at cost, 18 million and 6 million shares	(1,310)	(400)
Total shareholders' equity	87	631
Total liabilities and shareholders' equity	$ 2,575	$2,321

See Notes to Consolidated Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Net sales (including excise taxes of $1,547, $712 and $688)	$ 5,233	$ 4,204	$ 3,969
Cost of sales	3,327	2,434	2,313
Gross profit	1,906	1,770	1,656
Selling, general and administrative	365	355	382
Operating income	1,541	1,415	1,274
Investment income	5	20	109
Interest expense	(27)	(1)	—
Income before income taxes	1,519	1,434	1,383
Income taxes	571	547	485
Net income	$ 948	$ 887	$ 898
Earnings per share:			
Basic	$ 5.76	$ 5.15	$ 5.16
Diluted	$ 5.76	$ 5.15	$ 5.16
Weighted average number of shares outstanding:			
Basic	164.48	172.09	173.92
Diluted	164.62	172.21	173.92

See Notes to Consolidated Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Earnings Retained in the Business	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity
				(In millions)			
Balance, January 1, 2007, as previously reported		$—	$215	$ 1,179	$ (99)	$ —	$ 1,295
Par value adjustment, Lorillard common stock — 1.7 million to 1 stock split		2	(2)				—
Cumulative effect from adoption of new accounting for income taxes		—	—	(25)	—	—	(25)
Balance, January 1, 2007, as adjusted		2	213	1,154	(99)	—	1,270
Comprehensive income:							
Net income	$898			898			898
Other comprehensive gains, pension liability, net of tax expense of $6	11				11		11
Comprehensive income	$909						
Dividends paid				(1,170)			(1,170)
Share-based compensation			4				4
Balance, December 31, 2007		$ 2	$217	$ 882	$ (88)	$ —	$ 1,013
Comprehensive income:							
Net income	$887			887			887
Other comprehensive losses, pension liability, net of tax benefit of $38	(70)				(70)		(70)
Comprehensive income	$817						
Dividends paid				(804)			(804)
Shares repurchased						(400)	(400)
Share-based compensation			5				5
Balance, December 31, 2008		$ 2	$222	$ 965	$(158)	$ (400)	$ 631
Comprehensive income:							
Net income	$948			948			948
Other comprehensive gains, pension liability, net of tax expense of $20	37				37		37
Comprehensive income	$985						
Dividends paid				(631)			(631)
Shares repurchased						(910)	(910)
Share-based compensation			12				12
Balance, December 31, 2009		$ 2	234	1,282	(121)	(1,310)	87

See Notes to Consolidated Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Cash flows from operating activities:			
Net income	$ 948	$ 887	$ 898
Adjustments to reconcile to net cash provided by (used in) operating activities:			
Depreciation and amortization	32	32	40
Deferred income taxes	(9)	72	(62)
Share-based compensation	5	3	2
Gain on investments	—	—	(34)
Amortization of marketable securities	—	—	(22)
Pension, health and life insurance benefits expense	46	21	24
Pension, health and life insurance contributions	(37)	(32)	(31)
Excess tax benefits from share-based arrangements	(1)	—	—
Changes in operating assets and liabilities:			
Accounts and other receivables	12	(38)	6
Inventories	(26)	(32)	(40)
Accounts payable and accrued liabilities	56	28	(20)
Settlement costs	8	43	102
Income taxes	—	5	(44)
Other assets	(4)	9	(9)
Litigation accrual	—	—	66
Other	7	(18)	6
Net cash provided by operating activities	1,037	980	882
Cash flows from investing activities:			
Purchases of investments	—	(1,050)	(4,916)
Proceeds from sales of investments	—	545	1,934
Proceeds from maturities of investments	—	750	3,400
Additions to plant and equipment	(51)	(44)	(51)
Net cash provided by (used in) investing activities	(51)	201	367
Cash flows from financing activities:			
Dividends paid	(631)	(804)	(1,170)
Shares repurchased	(910)	(400)	—
Proceeds from issuance of long-term debt	750	—	—
Debt issuance costs	(5)	—	—
Proceeds from exercise of stock options	2	—	—
Excess tax benefits from share-based arrangements	1	4	3
Net cash used in financing activities	(793)	(1,200)	(1,167)
Change in cash and cash equivalents	193	(19)	82
Cash and cash equivalents, beginning of year	1,191	1,210	1,128
Cash and cash equivalents, end of year	$1,384	$ 1,191	$ 1,210
Cash paid for income taxes	$ 563	$ 514	$ 598
Cash paid for interest, net of interest rate swaps	$ 28	$ —	$ —

See Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Basis of presentation — Lorillard, Inc., through its subsidiaries, is engaged in the manufacture and sale of cigarettes. Its principal products are marketed under the brand names of Newport, Kent, True, Maverick and Old Gold with substantially all of its sales in the United States of America.

The consolidated financial statements of Lorillard, Inc. (the "Company"), together with its subsidiaries ("Lorillard"), include the accounts of the Company and its subsidiaries after the elimination of intercompany accounts and transactions. The Company manages its operations on the basis of one operating and reportable segment through its principal subsidiary, Lorillard Tobacco Company ("Lorillard Tobacco").

On May 7, 2008, the Company amended its certificate of incorporation to effect a 1,739,234.29 for 1 stock split of its 100 shares of Common Stock then outstanding. All common share and per share information has been retroactively adjusted for the periods presented.

On June 10, 2008, Loews Corporation ("Loews") distributed 108,478,429 shares of common stock of the Company in exchange for and in redemption of all 108,478,429 outstanding shares of Loews' Carolina Group stock, as described in the Registration Statement (File No. 333-149051) on Form S-4 filed with the Securities and Exchange Commission (the "SEC") under the Securities act of 1933 as amended (the "Separation"). Pursuant to the terms of the Exchange Offer, described in the Registration Statement, on June 16, 2008, Loews accepted 93,492,857 shares of Loews common stock in exchange for 65,445,000 shares of the Company's Common Stock. As a result of such distributions, Loews ceased to own any equity interest in the Company and the Company became an independent publicly held company.

Prior to the Separation, Lorillard was included in the Loews consolidated federal income tax return, and federal income tax liabilities were included on the balance sheet of Loews. Under the terms of the pre-Separation Tax Allocation Agreement between Lorillard and Loews, the Company made payments to, or was reimbursed by Loews for the tax effects resulting from its inclusion in Loews' consolidated federal income tax return. In September 2009, Loews reimbursed Lorillard $14 million, which was recorded as a receivable in 2008, related to pre-Separation tax benefits and payments.

Subsequent to the issuance of the Company's 2008 consolidated financial statements included in Form 8-K, filed on June 11, 2009, the Company determined that immaterial errors existed in the footnote disclosure containing the condensed consolidating statement of cash flows for the year ended December 31, 2008. The Issuer's statement of cash flows for the year ended December 31, 2008 has been corrected to reflect $150 million return of capital, previously reported as a financing inflow, as an investing inflow. In addition, the statement of cash flows for All Other Subsidiaries for the same period has been corrected to properly include the $150 million payment to the Issuer, previously reported as return of capital outflow within financing activities, as a component of dividends paid also within financing activities. These immaterial errors did not impact operating cash flows for any consolidating entity and had no impact on the consolidated statement of cash flows for the year ended December 31, 2008.

Additionally, subsequent to the issuance of the Company's 2008 and 2007 financial statements included in Form 8-K, filed on June 11, 2009, the Company amended the presentation of pension and postretirement cash inflows and outflows on the statement of cash flows by adding the lines "Pension, health and life insurance benefits expense" and "Pension, health and life insurance contributions" to enhance the disclosure of pension related activities. These changes have been reflected on the consolidated statement of cash flows as well as the consolidating statements of cash flows for the years ended December 31, 2008 and December 31, 2007.

Also, subsequent to the issuance of the Company's 2008 consolidated financial statements included in Form 8-K, filed on June 11, 2009, the Company determined that immaterial errors existed in the consolidated statements of income for the years ended December 31, 2008 and 2007. The consolidated statement of income has been corrected to properly classify $6 million for each of the years ended December 31, 2008 and 2007, previously classified as selling, general and administrative costs, as cost of sales. Within the consolidating financial information footnote (Note 17), the correction of the error was reflected in the Issuer column.

Use of estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and related notes. Significant estimates in the consolidated financial statements and related notes include: (1) accruals for tobacco settlement costs, litigation, sales incentive programs, income taxes and share-based compensation, (2) the determination of discount and other rate assumptions for defined benefit pension and other postretirement benefit expenses and (3) the valuation of pension assets. Actual results could differ from those estimates.

Cash equivalents — Cash equivalents consist of short-term liquid investments with a maturity at date of purchase of 90 days or less. Interest and dividend income are included in investment income. The cost of securities sold is based on the specific identification method and transactions are recorded on the trade date.

Repurchase agreements — During 2009 and 2008, Lorillard loaned cash to unrelated parties, primarily major financial institutions through collateralized repurchase agreements. Borrowers are required to deposit treasury securities as collateral with Lorillard of at least 102% of the amount of cash loaned. The securities received as collateral by Lorillard are not reflected as assets of Lorillard as there exists no right to sell or repledge the collateral. There were no repurchase agreements outstanding at December 31, 2009 and $236 million outstanding at December 31, 2008.

Inventories — Inventories are valued at the lower of cost, determined on a last-in, first-out ("LIFO") basis, or market. A significant portion of leaf tobacco on hand will not be sold or used within one year, due to the duration of the aging process. All inventory of leaf tobacco, including the portion that has an operating cycle that exceeds 12 months, is classified as a current asset and is generally consistent with recognized trade practice.

Depreciation — Buildings, machinery and equipment are depreciated for financial reporting purposes on the straight-line method over estimated useful lives of those assets of 40 years for buildings and 3 to 12 years for machinery and equipment.

Derivative agreements — In September 2009, Lorillard Tobacco entered into interest rate swap agreements, which the Company guaranteed, with a total notional amount of $750 million. The interest rate swap agreements qualify for hedge accounting and were designated as fair value hedges. Under the swap agreements, Lorillard Tobacco receives a fixed rate settlement and pays a variable rate settlement with the difference recorded in interest expense. Changes in the fair value of the swap agreements are recorded in other assets or other liabilities with an offsetting adjustment to the carrying amount of the hedged debt. See Note 9.

Accumulated other comprehensive income (loss) — The components of accumulated other comprehensive income (loss) ("AOCI") include the pension liability and any unrealized gains (losses) on available for sale investments, net of related taxes.

Revenue recognition — Revenue from product sales, net of sales incentives, is recognized at the time ownership of the goods transfers to customers and collectability is reasonably assured. Federal excise taxes are recognized on a gross basis, and are reflected in both net sales and cost of sales. Sales incentives include retail price discounts, coupons and retail display allowances and are recorded as a reduction of revenue based on amounts estimated as due to customers and consumers at the end of a period based primarily on use and redemption rates. Sales to one customer represented 26%, 26% and 24% of total sales of Lorillard in 2009, 2008 and 2007, respectively.

Cost of sales — Cost of sales includes federal excise taxes, leaf tobacco cost, wrapping and casing material, manufacturing labor and production salaries, wages and overhead, research and development costs, distribution, other manufacturing costs, State Settlement Agreement expenses, the federal assessment for tobacco growers, Food and Drug Administration fees, and promotional product expenses. Promotional product expenses include the cost, including excise taxes, of the free portion of "buy some get some free" promotions.

Advertising and marketing costs — Advertising costs are recorded as expense in the year incurred. Marketing and advertising costs that include such items as direct mail, advertising, agency fees and point of sale materials are included in selling, general and administrative expenses. Advertising expense was $40 million, $47 million and $50 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Research and development costs — Research and development costs are recorded as expense as incurred, are included in cost of sales and amounted to $19 million, $20 million and $18 million for each of the years ended December 31, 2009, 2008 and 2007, respectively.

Tobacco settlement costs — Lorillard recorded pre-tax charges of $1.128 billion, $1.117 billion and $1.048 billion for the years ended December 31, 2009, 2008 and 2007, respectively, to accrue its obligations under the State Settlement Agreements (see Note 18). Lorillard's portion of ongoing adjusted settlement payments and legal fees is based on its share of total domestic cigarette shipments in that year. Accordingly, Lorillard records its portion of ongoing adjusted settlement payments as part of cost of sales as the related sales occur. Payments are made annually and are generally due in April of the year following the accrual of costs. The settlement cost liability on the balance sheets represents the unpaid portion of the Company's obligations under the State Settlement Agreements.

Share-Based compensation costs — Under the 2008 Incentive Compensation Plan, the fair market value of the exercise price per share is based on the closing price at the date of the grant. Share-based compensation expense is recognized net of an estimated forfeiture rate and for shares expected to vest, using a straight-line basis over the requisite service period of the award.

Legal costs and loss contingencies — Legal costs are expensed as incurred and amounted to $98 million, $80 million and $55 million for the years ended December 31, 2009, 2008 and 2007, respectively. Loss contingencies related to pending or threatened litigation are accrued as a charge to selling, general and administrative expense when both of the following conditions are met: (i) a determination that it is probable that an asset has been impaired or a liability has been incurred, and (ii) the amount of loss can be reasonably estimated. See Note 18 for a description of loss contingencies.

Income taxes — Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Judgment is required in determining income tax provisions and in evaluating tax positions. For uncertain tax positions to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Where applicable, interest related to uncertain tax positions is recognized in interest expense. Penalties, if incurred, are recognized as a component of income tax expense. Certain provisions of ASC 740 were effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening earnings retained in the business. A liability was recorded for unrecognized tax benefits of $25 million that was accounted for as a reduction to the January 1, 2007 balance of earnings retained in the business.

Recently adopted accounting pronouncements — Lorillard adopted FASB ASC Paragraph 260-10-45-60 "Participating Securities and the Two-Class Method." ASC 260-10-45-60 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share. This interpretation was effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. The adoption of ASC 260-10-45-60 did not have a material impact on Lorillard's financial position or results of operations.

Lorillard adopted FASB ASC Subtopic 715-20 "Employers' Disclosures about Postretirement Benefit Plan Assets." ASC Subtopic 715-20 requires disclosure of investment policies and strategies in narrative form. ASC Subtopic 715-20 also requires employer disclosure on the fair value of plan assets, including (a) the level in the fair value hierarchy, (b) a reconciliation of beginning and ending fair value balances for Level 3 assets and (c) information on inputs and valuation techniques. See Note 12 for related disclosure.

Lorillard adopted FASB ASC Topic 808 "Collaborative Arrangements." ASC 808 defines a collaborative arrangement as an arrangement where the parties are active participants and have exposure to significant risks. Transactions with third parties should be classified in the financial statements in the appropriate category according to ASC Subtopic 605-45 "Principal Agent Considerations." Payments between the partners of the collaborative agreement should be categorized based on the terms of the agreement, business operations and authoritative literature. ASC 808 was effective for fiscal years beginning after December 15, 2008. The adoption of ASC 808 did not have a material impact on Lorillard's financial position or results of operations.

Lorillard adopted FASB ASC Section 815-10-50 "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133." ASC 815-10-50 requires qualitative disclosures about the objectives and strategies for using derivatives; quantitative data about the fair value of, and gains and losses on, de rivative contracts; and details of credit-risk-related contingent features in hedged positions. ASC 815-10-50 also requires enhanced disclosure around derivative instruments in financial statements accounted for under ASC Subtopic 815-20, "Accounting for Derivative Instruments and Hedging Activities," and how hedges affect an entity's financial position, financial performance and cash flows. ASC 815-10-50 was effective for fiscal years and interim periods beginning after November 15, 2008. Lorillard adopted ASC 815-10-50 in September 2009. See Note 9 for related disclosure.

Lorillard adopted FASB ASC Topic 820 "Fair Value Measurements and Disclosures" on January 1, 2008, utilizing the one year deferral that was granted for the implementation of ASC 820 for all nonrecurring fair value measurements of non-financial assets and liabilities. The one year deferral expired on January 1, 2009. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of ASC 820 did not have a material impact on Lorillard's financial position or results of operations.

Lorillard adopted FASB ASC Section 820-10-35 "Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active," ASC 820-10-35 clarifies the application of ASC 820 (described above) in a market that is not active. The effective date for ASC 820-10-35 was October 10, 2008. The adoption of ASC 820-10-35 did not have a material impact on Lorillard's financial position or results of operations.

Lorillard adopted FASB ASC Section 820-10-35 "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly." ASC 820-10-35 includes factors for evaluating if a market has a significant decrease in the volume and level of activity. If there has been a decrease, then the entity must do further analysis of the transactions or quoted prices to determine if the transactions were orderly. The entity cannot ignore available information and should apply appropriate risk adjustments in the fair value calculation. The effective date was for interim periods ending after June 15, 2009. The adoption of ASC 820-10-35 did not have a material impact on Lorillard's financial position or results of operations.

Lorillard adopted FASB ASC Section 825-10-65 "Interim Disclosures about Fair Value of Financial Instruments." ASC 825-10-65 requires interim disclosures on the fair value of financial instruments. The effective date was for interim periods ending after June 15, 2009. The adoption of ASC 825-10-65 was reflected in our Form 10-Q filed for the second and third quarters of 2009.

Lorillard adopted FASB ASC Topic 855 "Subsequent Events," which sets forth (1) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. ASC 855 applies to the accounting for and disclosure of subsequent events not addressed in other applicable generally accepted accounting principles (GAAP). ASC 855 was effective for financial statements issued for interim periods and fiscal years ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on Lorillard's financial position or results of operations. Lorillard has evaluated subsequent events through February 25, 2010, the date the consolidated financial statements were issued.

Lorillard adopted FASB ASU 2009-05 "Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value." Fair value of liabilities is defined as a price in an orderly transaction between market participants, but often liabilities are not transferred in the market due to significant restrictions. If a quoted price in an active market is available, it should be used and disclosed as a level 1 valuation. When that is not available, an entity can use either a) the quoted price of an identical liability when traded as an asset in an active or inactive market, b) the quoted price for similar liabilities traded as assets in an active market or c) a valuation technique, such as the income or present value approaches. No adjustments should be made for the existence of contractual restrictions that prevent transfer. The update is effective for the first period after the issue date of August 2009. ASU 2009-05 did not have a material impact on Lorillard's financial position or results of operations.

Accounting pronouncements not yet adopted. In January 2010, the FASB issued Accounting Standards Update 2010-04 "Accounting for Various Topics — Technical Corrections to SEC Paragraphs" effective upon the issue date of January 15, 2010. ASU 2010-04 contains various technical corrections to the Accounting Standards Codification for the SEC sections. Lorillard is evaluating the impact that adopting ASU 2010-04 will have on its financial position or results of operations.

In January 2010, the FASB issued Accounting Standards Update 2010-06 "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." ASU 2010-06 establishes additional disclosures related to fair value. Transfers in and out of Level 1 and Level 2 and the reasons for the transfers must be disclosed. Level 3 purchases, sales, issuances and settlements should be presented separately rather than net. In addition, the level of disaggregation and input and valuation techniques need to be disclosed. The effective dates are periods beginning after December 15, 2010 for the Level 3 purchases, sales, issuances and settlements disclosure, and periods beginning after December 15, 2009 for all other provisions. Lorillard is evaluating the impact that adopting ASU 2010-06 will have on its financial position or results of operations.

In February 2010, the FASB issued Accounting Standards Update 2010-08 "Technical Corrections to Various Topics" effective upon the issue date of February 2, 2010. ASU 2010-08 contains various technical corrections to the Accounting Standards Codification including the glossary, Statement of Cash Flows, consolidations, embedded derivatives, and cash flow hedges. Lorillard is evaluating the impact that adopting ASU 2010-08 will have on its financial position or results of operations.

2. Inventories

Inventories are valued at the lower of cost, determined on a LIFO basis, or market and consisted of the following:

	December 31, 2009	December 31, 2008
	(In millions)	
Leaf tobacco	$236	$208
Manufactured stock	41	42
Materials and supplies	4	5
	$281	$255

If the average cost method of accounting was used, inventories would be greater by approximately $189 million and $155 million at December 31, 2009 and 2008, respectively.

3. Plant and Equipment

Plant and equipment is stated at historical cost and consisted of the following:

	December 31, 2009	December 31, 2008
	(In millions)	
Land	$ 3	$ 3
Buildings	87	87
Equipment	563	532
Total	653	622
Accumulated depreciation	(416)	(404)
Plant and equipment-net	$ 237	$ 218

Depreciation and amortization expense was $32 million, $32 million and $40 million for 2009, 2008 and 2007, respectively.

4. Other Assets

Other assets were as follows:

	December 31, 2009	December 31, 2008
	(In millions)	
Other investments	$15	15
Restricted cash	13	13
Debt issuance costs	5	—
Other prepaid assets	16	6
Total	$49	$34

5. Accrued Liabilities

Accrued liabilities were as follows:

	December 31, 2009	December 31, 2008
	(In millions)	
Legal fees	$ 21	$ 21
Salaries and other compensation	16	21
Medical and other employee benefit plans	30	27
Consumer rebates	86	62
Sales promotion	21	23
Excise and other taxes	78	56
Other accrued liabilities	66	45
Total	$318	$255

6. Commitments

Lorillard leases certain real estate and transportation equipment under various operating leases. Listed below are future minimum rental payments required under those operating leases with noncancelable terms in excess of one year.

	December 31, 2009
	(In millions)
2010	$1.8
2011	1.4
2012	0.8
2013	0.2
2014	0.0
Net Minimum lease payments	$4.2

Rental expense for all operating leases was $6 million, $6 million and $6 million for 2009, 2008 and 2007, respectively.

At December 31, 2009, Lorillard had contractual purchase obligations of approximately $47 million. These purchase obligations include agreements to purchase machinery. Future contractual purchase obligations at December 31, 2009 were as follows:

	2010	2011	2012	2013	2014
			(In millions)		
Contractual purchase obligations	$46	$1	$0	$0	$0

7. Fair Value

Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs, with the highest priority given to Level 1, as these are the most transparent or reliable:

- Level 1 — Quoted prices for identical instruments in active markets.
- Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable directly or indirectly.
- Level 3 — Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

Lorillard is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value. Lorillard performs due diligence to understand the inputs used or how the data was calculated or derived, and corroborates the reasonableness of external inputs in the valuation process.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2009 were as follows:

(In millions)	Level 1	Level 2	Level 3	Total
		(In millions)		
Cash and Cash Equivalents:				
Prime money market funds	$1,384	$—	$—	$1,384
Total cash and cash equivalents	$1,384	$—	$—	$1,384
Derivative Liability:				
Interest rate swaps — fixed to floating rate	$ —	$28	$—	$ 28
Total derivative liability	$ —	$28	$—	$ 28

The fair value of the money market funds, classified as Level 1, utilized quoted prices in active markets.

The fair value of the interest rate swaps, classified as Level 2, utilized a market approach model using the notional amount of the interest rate swap multiplied by the observable inputs of time to maturity and market interest rates. See Note 9 for additional information on the interest rate swaps.

8. Long Term Debt

In June 2009, Lorillard Tobacco issued $750 million of 8.125% unsecured senior notes due June 23, 2019 (the "Notes") pursuant to an Indenture, dated June 23, 2009, and First Supplemental Indenture, dated June 23, 2009 (the "Supplemental Indenture"). Lorillard Tobacco is the principal, wholly-owned operating subsidiary of the Company and the Notes are unconditionally guaranteed on a senior unsecured basis by the Company. The interest rate payable on the Notes is subject to incremental increases from 0.25% to 2.00% in the event either Moody's Investors Services, Inc. ("Moody's"), Standard & Poor's Ratings Services ("S&P") or both Moody's and S&P downgrade the Notes below investment grade (Baa3 and BBB- for Moody's and S&P, respectively).

In September 2009, Lorillard Tobacco entered into interest rate swap agreements, which the Company guaranteed, with a notional amount of $750 million to modify its exposure to interest rate risk by converting the interest rate payable on the Notes from a fixed rate to a floating rate based on LIBOR. See Note 9 for additional information on the interest rate swap agreements.

Upon the occurrence of a change of control triggering event, Lorillard Tobacco will be required to make an offer to repurchase the Notes at a price equal to 101% of the aggregate principal amount of the Notes, plus accrued interest. A "change of control triggering event" occurs when there is both a "change of control" (as defined in the Supplemental Indenture) and the Notes cease to be rated investment grade by both Moody's and S&P within 60 days of the occurrence of a change of control or public announcement of the intention to effect a change of control. The Notes are not entitled to any sinking fund and are not redeemable prior to maturity. The Notes contain covenants that restrict liens and sale and leaseback transactions, subject to a limited exception. At December 31, 2009, the carrying value of the Notes was $722 million and the fair value was $826 million. The fair value of the Notes was based on market pricing.

9. Derivative Instruments

In September 2009, Lorillard Tobacco entered into interest rate swap agreements, which the Company guaranteed, with a total notional amount of $750 million to modify its exposure to interest rate risk by effectively converting the interest rate payable on the Notes from a fixed rate to a floating rate. Under the agreements, Lorillard Tobacco receives interest based on a fixed rate of 8.125% and pays interest based on a floating one-month LIBOR rate plus a spread of 4.625%. As of December 31, 2009, the variable rate was 4.856%. The agreements expire in June 2019. The interest rate swap agreements qualify for hedge accounting and were designated as fair value hedges. Under the swap agreements, Lorillard Tobacco receives a fixed rate settlement and pays a variable rate settlement with the difference recorded in interest expense. That difference reduced interest expense by $6 million for 2009.

For derivatives designated as fair value hedges, which relate entirely to hedges of debt, changes in the fair value of the derivatives are recorded in other assets or other liabilities with an offsetting adjustment to the carrying amount of the hedged debt. At December 31, 2009, such adjustments decreased the carrying amount of debt outstanding by $28 million and increased other liabilities by $28 million in the consolidated condensed balance sheet.

If our debt rating is downgraded below Ba2 by Moody's or BB by S&P, the swap agreements will terminate and we will be required to settle them in cash before their expiration date.

10. Earnings Per Share

Basic and diluted earnings per share ("EPS") were calculated using the following:

	Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Net Earnings	$ 948	$ 887	$ 898
Weighted Average Shares Outstanding — Basic	164.48	172.09	173.92
Stock Options and Stock Appreciation Rights	0.14	0.12	—
Weighted Average Shares Outstanding — Diluted	164.62	172.21	173.92

Options to purchase 1.1 million shares and 0.4 million shares of common stock were excluded from the diluted earnings per share calculation because their effect would be anti-dilutive for the years ended December 31, 2009 and 2008, respectively.

Loews distributed its interest in the Company to holders of Loews' Carolina Group stock and Loews' common stock in a series of transactions which were completed on June 10, 2008 and June 16, 2008, respectively. The Company had 173,923,429 shares outstanding as of the Separation from Loews. All prior period EPS amounts were adjusted to reflect the new capital structure of the Company.

11. Income Taxes

Prior to the Separation, Lorillard was included in the Loews consolidated federal income tax return, and federal income tax liabilities were included on the balance sheet of Loews. Under the terms of the pre-

Separation Tax Allocation Agreement between Lorillard and Loews, Lorillard made payments to, or was reimbursed by Loews for the tax effects resulting from its inclusion in Loews' consolidated federal income tax return. As of December 31, 2009, there were no tax obligations between Lorillard and Loews for periods prior to the Separation. Following the Separation, Lorillard and its eligible subsidiaries filed a stand alone consolidated federal income tax return.

The Separation Agreement imposes restrictions on Lorillard's ability to engage in certain significant corporate transactions, for a period of two years, that could cause the Separation to become taxable to Loews. Lorillard, however, may undertake any such action if it first obtains a supplemental ruling from the IRS or an unqualified tax opinion of a nationally recognized law firm, in either case in form and substance reasonably acceptable to Loews, to the effect that the proposed transaction would not adversely affect the tax-free nature of the Separation. The Separation Agreement also requires Lorillard (and any successor entity) to indemnify Loews for any losses resulting from the failure of the Separation to qualify as a tax-free transaction (except if the failure to qualify is solely due to Loews's fault). This indemnification obligation applies regardless of whether the action is restricted as described above, or whether Lorillard or a potential acquirer obtains a supplemental ruling or an opinion of counsel.

The Separation Agreement further provides for cooperation between Lorillard and Loews with respect to additional tax matters, including the exchange of information and the retention of records which may affect the income tax liability of the parties to the Separation Agreement.

Lorillard's 2006 consolidated federal income tax return is subject to examination by the IRS. For 2007 and 2008, the IRS has invited Loews and its eligible subsidiaries to participate in the Compliance Assurance Process ("CAP") which is a voluntary program for a limited number of large corporations. Loews and Lorillard, as an eligible subsidiary, agreed to participate. Under CAP, the IRS conducts a real-time audit and works contemporaneously with Lorillard to resolve any issues prior to the filing of the tax return. Lorillard's participation in the CAP will end when the IRS approves Loews' 2008 consolidated federal income tax return as filed.

During 2008, the IRS completed its examination of the 2007 Loews consolidated federal income tax return resulting in no changes being made to the reported tax on the return.

Lorillard adopted the uncertain tax provisions of ASC 740, "Income Taxes," on January 1, 2007. As a result of this adoption, Lorillard recognized a decrease to beginning retained earnings on January 1, 2007 of $25 million. At December 31, 2009, 2008 and 2007 there were $18 million, $19 million and $21 million, respectively, of tax benefits that, if recognized, would affect the effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In millions)	2009	2008	2007
Balance at January 1	$ 29	$ 33	$ 50
Additions for tax positions of prior years	9	2	3
Reductions for tax positions of prior years	(7)	(3)	(18)
Additions based on tax positions related to the current year	20	5	8
Settlements	(10)	(2)	(7)
Lapse of statute of limitations	(2)	(6)	(3)
Balance at December 31	$ 39	$ 29	$ 33

Lorillard recognizes interest accrued related to unrecognized tax benefits and tax refund claims in interest expense and recognizes penalties (if any) in income tax expense. During the years ended December 31, 2009, 2008 and 2007 Lorillard recognized an expense (benefit) of approximately ($1) million, $1 million and ($6) million in interest and penalties, respectively. Lorillard had accrued interest and penalties related to unrecognized tax benefits of $11 million and $15 million at December 31, 2009 and December 31, 2008, respectively.

Due to the potential for resolution of certain tax examinations and the expiration of various statutes of limitation, it is reasonably possible that Lorillard's gross unrecognized tax benefits balance may decrease by approximately $15 million in the next twelve months.

The Company and/or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, various states and city jurisdictions and one foreign jurisdiction. Lorillard's consolidated federal income tax returns for years after 2005 are subject to IRS examination. With few exceptions, Lorillard's state, local or foreign tax returns are subject to examination by taxing authorities for years after 2004.

The provision (benefit) for income taxes consisted of the following:

	Year Ended December 31,		
	2009	2008	2007
	(In millions)		
Current			
Federal	$469	$398	$470
State	111	78	77
Deferred			
Federal	(6)	58	(39)
State	(3)	13	(23)
Total	$571	$547	$485

Deferred tax assets (liabilities) are as follows:

	December 31,	
	2009	2008
	(In millions)	
Deferred tax assets:		
Employee benefits	$102	$111
Settlement costs	421	416
State and local income taxes	12	14
Inventory capitalization	9	10
Litigation and legal	33	32
Other	6	–
Gross deferred tax assets	583	583
Deferred tax liabilities:		
Depreciation	(37)	(27)
Federal effect of state deferred taxes	(32)	(31)
Gross deferred tax liabilities	(69)	(58)
Net deferred tax assets	$514	$525

Total income tax expense for the years ended December 31, 2009, 2008 and 2007 was different than the amounts of $531 million, $502 million and $484 million, computed by applying the statutory U.S. federal income tax rate of 35% to income before taxes for each of the years.

A reconciliation between the statutory federal income tax rate and Lorillard's effective income tax rate as a percentage of income is as follows:

	2009	2008	2007
Statutory rate	35.0%	35.0%	35.0%
Increase (decrease) in rate resulting from:			
State taxes	4.6	4.1	2.6
Domestic manufacturer's deduction	(1.9)	(1.3)	(2.2)
Other	(0.1)	0.4	(0.3)
Effective rate	37.6%	38.2%	35.1%

12. Retirement Plans

Lorillard has defined benefit pension, postretirement benefits, profit sharing and savings plans for eligible employees.

Pension and postretirement benefits — The Salaried Pension Plan provides benefits based on employees' compensation and service. The Hourly Pension Plan provides benefits based on fixed amounts for each year of service. Lorillard also provides medical and life insurance benefits to eligible employees. Lorillard uses a December 31 measurement date for its plans.

Lorillard also provides certain senior level management employees with nonqualified, unfunded supplemental retirement plans. While these plans are unfunded, Lorillard has certain assets invested in an executive life insurance policy that are to be used to provide for certain of these benefits.

Weighted-average assumptions used to determine benefit obligations:

	Pension Benefits		Other Postretirement Benefits	
	December 31,		December 31,	
	2009	2008	2009	2008
Discount rate	6.0%	6.3%	6.0%	6.3%
Rate of compensation increase	4.8%	5.0%		

Weighted-average assumptions used to determine net periodic benefit cost:

	Pension Benefits			Other Postretirement Benefits		
	Year Ended December 31,			Year Ended December 31,		
	2009	2008	2007	2009	2008	2007
Discount rate	6.3%	6.0%	5.8%	6.3%	6.0%	5.8%
Expected long-term return on plan assets	7.5%	7.5%	7.5%			
Rate of compensation increase	5.0%	5.0%	5.5%			

The expected long-term rate of return for Plan assets is determined based on widely-accepted capital market principles, long-term return analysis for global fixed income and equity markets and the active total return oriented portfolio management style. The methodology used to derive asset class risk/return estimates varies due to the nature of asset classes, the availability of historical data, implications from currency, and other factors. In many cases, where historical data is available, data is drawn from indices such as MSCI or G7 country data. For alternative asset classes where historical data may be insufficient or incomplete, estimates are based on long-term capital market conditions and/or asset class relationships. The expected rate of return for the Plan is based on the target asset allocation and return assumptions for each asset class. The estimated Plan return represents a nominal compound return which captures the effect of estimated asset class and market volatility.

	Other Postretirement Benefits	
	Year Ended December 31,	
	2009	2008
Assumed health care cost trend rates for other postretirement benefits:		
Pre-65 health care cost trend rate assumed for next year	10.0%	9.5%
Post-65 health care cost trend rate assumed for next year	9.0%	9.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate:		
Pre-65	2020	2018
Post-65	2018	2018

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point	
	Increase	Decrease
	(In millions)	
Effect on total of service and interest cost	$ 1	$ (1)
Effect on postretirement benefit obligations	14	(12)

Net periodic pension and other postretirement benefit costs include the following components:

	Pension Benefits			Other Postretirement Benefits		
	Year Ended December 31,			Year Ended December 31,		
	2009	2008	2007	2009	2008	2007
	(In millions)					
Service cost	$ 17	$ 17	$ 17	$ 4	$ 4	$ 4
Interest cost	56	54	52	12	12	12
Expected return on plan assets	(61)	(70)	(68)	—	—	—
Amortization of unrecognized net loss (gain)	15	1	2	(1)	(1)	—
Amortization of unrecognized prior service cost	5	5	5	(1)	—	—
Net periodic benefit cost	$ 32	$ 7	$ 8	$14	$15	$16

The following provides a reconciliation of benefit obligations, plan assets and funded status of the pension and postretirement plans:

	Pension Benefits		Other Postretirement Benefits	
	December 31,		December 31,	
	2009	2008	2009	2008
	(In millions)			
Change in benefit obligation:				
Benefit obligation at January 1	$ 927	$ 937	$ 196	$ 213
Service cost	17	17	4	4
Interest cost	56	54	12	12
Plan participants' contributions	—	—	5	5
Amendments	4	2	—	—
Actuarial (gain) loss	18	(24)	8	(18)
Benefits paid from plan assets	(60)	(59)	(20)	(21)
Medicare Part D Drug Subsidy	—	—	1	1
Benefit obligation at December 31	962	927	206	196
Change in plan assets:				
Fair value of plan assets at January 1	829	955	—	—
Actual return on plan assets	129	(83)	—	—
Employer contributions	23	16	14	16
Plan participants' contributions	—	—	6	5
Benefits paid from plan assets	(60)	(59)	(20)	(21)
Fair value of plan assets at December 31	921	829	—	—
Funded status	(41)	$ (98)	$(206)	$(196)
Amounts recognized in the balance sheets consist of:				
Noncurrent assets	60	$ 30	$ —	$ —
Current liabilities	—	—	(13)	(13)
Noncurrent liabilities	(101)	(128)	(193)	(183)
Net amount recognized	$ (41)	$ (98)	$(206)	$(196)
Net actuarial (gain) loss	$ (50)	$ 129	$ 8	$ (18)
Recognized actuarial gain (loss)	(15)	(1)	1	1
Prior service cost	4	2	—	—
Recognized prior service (cost)	(5)	(5)	—	—
Total recognized other comprehensive (loss) income	$ (66)	$ 125	$ 9	$ (17)
Total recognized net periodic benefit cost and other	$ (34)	$ 132	$ 24	$ (3)

Information for pension plans with an accumulated benefit obligation in excess of plan assets consisted of the following:

	Pension Benefits	
	December 31,	
	2009	2008
	(In millions)	
Projected benefit obligation	$517	$492
Accumulated benefit obligation	464	440
Fair value of plan assets	416	364

The general principles guiding the investment of the Plan assets are embodied in the Employee Retirement Income Security Act of 1974 ("ERISA"). These principles include discharging Lorillard's investment responsibilities for the exclusive benefit of Plan participants and in accordance with the "prudent expert" standards and other ERISA rules and regulations. Investment objectives for Lorillard's pension Plan assets are to optimize the long-term return on Plan assets while maintaining an acceptable level of risk, to diversify assets among asset classes and investment styles, and to maintain a long-term focus.

In 2009, Lorillard conducted an asset/liability study to determine the optimal strategic asset allocation to meet the Plan's projected long-term benefit obligations and desired funding status. The Plan is managed using a Liability Driven Investment ("LDI") framework which focuses on achieving the Plan's return goals while assuming a reasonable level of funded status volatility.

Based on this LDI framework the asset allocation has two primary components. The first component of the asset allocation is the "hedging portfolio" which uses the Plan's fixed income portfolio to hedge a portion of the interest rate risk associated with the Plan's liabilities, thereby reducing the Plan's expected funded status volatility. The second component is the "growth/equity portfolio" which is designed to enhance portfolio returns. The growth portfolio is broadly diversified across the following asset classes; Global Equities, Long Short Equities, Absolute Return Hedge Funds, Private Equity (including growth equity, buyouts, and other illiquid assets deigned to enhance returns), and Private Real Assets. Alternative investments, including hedge funds, are used judiciously to enhance risk adjusted long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies, and quarterly investment portfolio reviews.

The pension plans asset allocations were:

	Asset Allocation as of 12/31/09	Allocation as of 12/31/08
	(%)	(%)
Asset Class		
U.S. Equity	13.9	10.2
Global ex U.S. Equity	10.9	5.5
Emerging Markets Equity	2.9	1.2
Absolute Return Hedge Funds	11.6	11.5
Equity Hedge Funds	12.4	5.1
Private Equity	6.7	5.9
Private Real Assets	0.8	0.5
Fixed Income	39.8	47.2
Cash Equivalents	1.0	12.9
Total	100.0	100.0

Fair Value Measurements — The following table presents our plan assets using the fair value hierarchy as of December 31, 2009. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs. Level 3 includes fair values estimated using significant non-observable inputs.

	Total	Level 1	Level 2	Level 3
		(In millions)		
Asset Class:				
U.S. Equity	$128	$ 59	$ 38	$ 31
Global ex U.S. Equity	100	–	100	–
Emerging Markets Equity	27		27	–
Absolute Return Hedge Funds	107	–	26	81
Equity Hedge Funds	115	–	57	58
Private Equity	62	–	–	62
Private Real Assets	7	–	–	7
Fixed Income	366	366	–	–
Cash Equivalents	9	–	9	–
Total	$921	$425	$257	$239

Equity securities are primarily valued using a market approach based on the quoted market prices of identical instruments.

Hedge funds are primarily based on NAV's calculated by the fund and are not publicly available.

Private equity valuations are reported by the fund manager and are based on the valuation of underlying investments, which include inputs such as cost, operating results, discounted future cash flows and market based comparable data.

Real estate values are reported by the fund manager and are based on valuation of the underlying investments, which include inputs such as cost, discounted future cash flows, independent appraisals and market based on comparable data.

Fixed income securities are primarily valued using a market approach with inputs that include broker quotes in a non-active market.

Cash equivalents are primarily held in registered money market funds which are valued using a market approach based on the quoted market prices of identical instruments.

The following table presents a reconciliation of Level 3 assets held during the year ended December 31, 2009.

	January 1, 2009 Balance	Net Realized Unrealized Gains/(Losses)	Net Purchases, Issuances and Settlements	Net Transfers Into/(Out of) Level 3	December 31, 2009 Balance
US Equity	–	6	25		31
Absolute Return Hedge Funds	119	31	(69)		81
Equity Hedge Funds	40	9	9		58
Private Equity	47	13	2		62
Private Real Assets	4	–	3		7

The table below presents the estimated amounts to be recognized from accumulated other comprehensive income into net periodic benefit cost during 2010.

	Pension Benefits	Other Postretirement Benefits
	(In millions)	
Amortization of (gain) loss recognition	$ 7	$—
Amortization of prior service cost	5	—
Total estimated amounts to be recognized	$12	$—

Lorillard projects expected future minimum benefit payments as follows.

Expected future benefit payments	Pension Benefits	Other Postretirement Benefit Plans	Less Medicare Drug Subsidy	Net
		(In millions)		
2010	$ 64	$ 15	$ 1	$ 14
2011	70	16	1	15
2012	68	17	1	16
2013	69	18	2	16
2014	71	18	2	16
2015 — 2019	370	94	3	91
	$712	$178	$10	$168

Lorillard expects to contribute $15 million to its pension plans and $15 million to its other postretirement benefit plans in 2010.

Profit Sharing — Lorillard has a Profit Sharing Plan for hourly employees. Lorillard's contributions under this plan are based on Lorillard's performance with a maximum contribution of 15% of participants' earnings. Contributions for 2009, 2008 and 2007 were $9 million, $9 million and $9 million, respectively.

Savings Plan — Lorillard sponsors an Employees Savings Plan for salaried employees. Lorillard provides a matching contribution of 100% of the first 3% of pay contributed and 50% of the next 2% of pay contributed by employees. Lorillard contributions for 2009, 2008 and 2007 were $4 million, $4 million and $4 million, respectively.

13. Share-Based Compensation

Stock Option Plan — On June 10, 2008, Lorillard separated from Loews, and all of the outstanding equity awards granted from the Carolina Group 2002 Stock Option Plan (the "Carolina Group Plan") were converted on a one-for-one basis to equity awards granted from the Lorillard Inc. 2008 Incentive Compensation Plan (the "Lorillard Plan") with the same terms and conditions. In May 2008, Lorillard's sole shareholder and Board of Directors approved the Lorillard Plan in connection with the issuance of the Company's Common Stock for the benefit of certain Lorillard employees. The aggregate number of shares of the Company's Common Stock for which options, stock appreciation rights ("SARs") or restricted stock may be granted under the Lorillard Plan is 3,714,825 shares, of which 714,825 were outstanding Carolina Group stock options converted to the Lorillard Plan; and the maximum number of shares of Lorillard Common Stock with respect to which options or SARs may be granted to any individual in any calendar year is 500,000 shares. The exercise price per share may not be less than the fair value of the Company's Common Stock on the date of the grant. Generally, options and SARs vest ratably over a four-year period and expire ten years from the date of grant. The fair value of the awards immediately after the Separation did not exceed the fair value of the awards immediately before the Separation, as measured in accordance with the provisions of ASC Topic 718, and no incremental compensation expense was recorded as a result of the modification of the Carolina Group awards.

A summary of the stock option and SAR transactions for the Carolina Group Plan from January 1, 2008 through June 10, 2008 follows:

	2008	
	Number of Awards	Weighted Average Exercise Price
Awards outstanding, January 1	628,328	$49.78
Granted	111,000	79.03
Exercised	(24,503)	34.78
Awards outstanding, June 10, 2008	714,825	$42.93
Awards exercisable, June 10, 2008	307,303	$32.51
Shares available for grant, June 10, 2008	249,500	

A summary of the stock option and SAR transactions for the Lorillard Plan for the post-separation period from June 11, 2008 to December 31, 2008 and from January 1, 2009 to December 31, 2009 follows:

	2009		2008	
	Number of Awards	Weighted Average Exercise Price	Number of Awards	Weighted Average Exercise Price
Awards outstanding at January 1, 2009 and June 11, 2008	814,950	$57.21	714,825	$42.93
Granted	810,421	70.59	111,000	69.94
Exercised	(100,186)	37.74	(10,875)	31.00
Awards outstanding, December 31	1,525,185		814,950	
Awards exercisable, December 31	399,240		296,425	
Shares available for grant, December 31	2,726,243		2,884,943	

The following table summarizes information about stock options and SARs outstanding in connection with the Lorillard Plan at December 31, 2009:

	Awards Outstanding			Awards Vested	
Range of exercise prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$20.00 — 34.99	120,445	4.2	$27.85	120,445	$27.85
35.00 — 49.99	107,128	5.7	$42.74	82,622	$41.46
50.00 — 64.99	318,573	8.2	$59.35	66,435	$57.27
65.00 — 79.99	670,944	8.6	$71.89	90,866	$74.12
80.00 — 84.30	308,095	8.6	$81.05	38,872	$82.04

During the period January 1, 2009 to December 31, 2009, Lorillard awarded SARs totaling 810,421 shares. In accordance with the Lorillard Plan, Lorillard has the ability to settle SARs in shares or cash and has the intention to settle in shares. The SARs balance at December 31, 2009 was 1,362,615 shares.

The weighted average remaining contractual term of awards outstanding and vested as of December 31, 2009, was 7.97 years and 5.89 years, respectively. The aggregate intrinsic value of awards outstanding and vested at December 31, 2009 was $23 million and $11 million, respectively. The total intrinsic value of awards exercised during the year ended December 31, 2009 was $4 million.

Lorillard recorded stock-based compensation expense of $4 million, $3 million, and $2 million related to the Lorillard Plan during 2009, 2008, and 2007 respectively. The related income tax benefits recognized were $2 million, $1 million and $1 million for 2009, 2008 and 2007, respectively. At December 31, 2009, the compensation cost related to nonvested awards not yet recognized was $10 million, and the weighted average period over which it is expected to be recognized is 2.77 years.

The fair value of granted options and SARs for the Lorillard Plan was estimated at the grant date using the Black-Scholes pricing model with the following assumptions and results:

Year Ended December 31,	2009	2008	2007
Expected dividend yield	5.5%	3.9%	2.5%
Expected volatility	30.5%	34.0%	23.3%
Weighted average risk-free interest rate	2.3%	2.9%	4.6%
Expected holding period (in years)	5.0	5.0	5.0
Weighted average fair value of awards	$11.08	$17.18	$16.68

The expected dividend yield is based on the current dividend rate and the price of the Company's Common Stock over the most recent period. The expected volatility is based upon the volatility of the Company's Common Stock over the most recent period and the expected life of the applicable stock options. The risk-free interest rate is based upon the interest rate on U.S. Treasury securities with maturities that correspond with the expected life of the applicable stock options. The expected holding period is estimated based upon historical exercise data for previously awarded options, taking into consideration the vesting period and contractual lives of the applicable options. Compensation expense is net of an estimated forfeiture rate based on historical experience with similar options.

Restricted Stock Plan — As part of the Lorillard Plan mentioned above, restricted stock may be granted to employees ("Employees") and/or non-employee directors ("Directors") annually. The restricted stock is included as part of the shares available for grant shown above. The restricted stock was granted based on the per share closing price of the Company's Common Stock on the date of the grant.

Lorillard may grant shares of restricted stock to Employees and/or Directors, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares for a vesting period of three years for Employees or one year for Directors ("Restriction Period"). Such shares are subject to forfeiture if certain conditions are not met.

The fair value of the restricted shares at the date of grant is amortized to expense ratably over the Restriction Period. Lorillard recorded pre-tax expense related to restricted stock for the years ended December 31, 2009 and 2008 of $2 million and $0.1 million, respectively. The deferred tax benefit recorded related to this expense for the years ended December 31, 2009 and 2008 were $0.6 million and $0.02 million, respectively. The unamortized expense related to restricted stock was $4 million at December 31, 2009, and the weighted average period over which it is expected to be recognized is 2.13 years.

Restricted stock activity was as follows for the years ended December 31, 2009 and 2008:

	2009		2008	
	Number of Awards	Weighted-Average Grant Date Fair Value per Share	Number of Awards	Weighted-Average Grant Date Fair Value per Share
Balance at January 1,	4,057		—	
Granted	89,433	$60.06	4,057	$67.94
Vested	(4,057)		—	
Forfeited	—		—	
Balance at December 31,	89,433		4,057	

14. Share Repurchase Programs

In July 2008, the Board of Directors authorized the repurchase of up to $400 million of the Company's common stock, which was completed on October 10, 2008. The number of shares repurchased under this program were 5.9 million shares.

In May 2009, the Board of Directors authorized the repurchase of up to $250 million of the Company's common stock, which was completed on July 28, 2009. The number of shares repurchased under this program were 3.7 million shares.

In July 2009, the Board of Directors authorized the repurchase of up to $750 million of the Company's common stock. Purchases under this program were made from time to time at prevailing market prices in open market purchases, privately negotiated transactions, block purchases or otherwise, as determined by the Company's management. The repurchases were funded from existing cash balances, including proceeds from the Company's June 2009 issuance of the Notes. See Note 8 for a description of the Notes.

As of December 31, 2009, the Company repurchased 8.6 million shares of its common stock for $660 million at an average price of $76.59 per share with $90 million the maximum remaining dollar value of shares that could be purchased under the program. As of January 19, 2010, the Company completed this repurchase program after repurchasing an additional 1.1 million shares at an average price of $78.36 per share. The total number of shares repurchased under the above programs were 19.3 million shares.

15. Related Party Transactions

Lorillard was a party to individual services agreements (the "Agreements") with Loews through June 9, 2008. Under the Agreements, Loews performed certain administrative, technical and ministerial services. Those services included internal auditing, cash management, advice and assistance in preparation of tax returns and obtaining insurance coverage. Under the Agreements, the Company was required to reimburse Loews for (i) actual costs incurred (such as salaries, employee benefits and payroll taxes) of the Loews personnel providing such services and (ii) all out-of-pocket expenses related to the provision of such services. Those Agreements were terminated on June 10, 2008 with the Separation from Loews. The Company was charged approximately $100,000 and $800,000 for the support functions during the years ended December 31, 2008 and 2007, respectively. The Company believes, if these services were provided by an independent third party, the cost incurred would not differ materially.

16. Quarterly Financial Data (Unaudited)

	December 31	September 30	June 30	March 31
		(In millions)		
2009 Quarter Ended				
Net sales	$ 1,378	$ 1,419	$ 1,519	$ 917
Gross profit	481	488	552	383
Net income	242	235	286	184
Net income per share	$ 1.52	$ 1.44	$ 1.71	$ 1.09
Basic weighted average number of shares outstanding	158.72	163.58	167.66	168.07
Diluted weighted average number of shares outstanding	158.89	163.72	167.79	168.18
2008 Quarter Ended				
Net sales	$ 1,088	$ 1,125	$ 1,070	$ 921
Gross profit	493	470	441	365
Net income	258	237	217	174
Net income per share	$ 1.54	$ 1.38	$ 1.25	$ 1.00
Basic weighted average number of shares outstanding	168.19	172.37	173.92	173.92
Diluted weighted average number of shares outstanding	168.29	172.49	173.92	173.92

17. Consolidating Financial Information

In June 2009, Lorillard Tobacco issued Notes, which are unconditionally guaranteed by the Company, as primary obligor, for the payment and performance of Lorillard Tobacco's obligation in connection therewith.

The following sets forth the condensed consolidating balance sheets as of December 31, 2009 and 2008, condensed consolidating statements of income for the years ended December 31, 2009, 2008 and 2007, and condensed consolidating statements of cash flows for the years ended December 31, 2009, 2008 and 2007 for the Company as parent guarantor (herein referred to as "Parent"), Lorillard Tobacco (herein referred to as "Issuer") and all other non-guarantor subsidiaries of the Company and Lorillard Tobacco. These condensed consolidating financial statements were prepared in accordance with Rule 3-10 of SEC Regulation S-X, "Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered." Lorillard accounts for investments in these subsidiaries under the equity method of accounting.

Condensed Consolidating Balance Sheets
December 31, 2009
(In millions)

	Parent	Issuer	All Other Subsidiaries	Total Consolidating Adjustments	Consolidated
Assets:					
Cash and cash equivalents	$ 130	$ 719	$535	$ —	$ 1,384
Accounts receivable, less allowances of $3	—	9	—	—	9
Other receivables	—	35	6	—	41
Intercompany receivables	—	—	50	(50)	—
Inventories	—	281	—	—	281
Deferred income taxes	—	466	—	—	466
Total current assets	130	1,510	591	(50)	2,181
Investment in subsidiaries	(20)	581	—	(561)	—
Plant and equipment	—	237	—	—	237
Prepaid pension assets	—	60	—	—	60
Deferred income taxes	(5)	49	4	—	48
Other assets	—	34	15	—	49
Total assets	$ 105	$2,471	$610	$(611)	$ 2,575
Liabilities and Shareholders' Equity:					
Accounts and drafts payable	$ —	$ 23	$ —	$ —	$ 23
Accrued liabilities	18	300	—	—	318
Intercompany payables	—	50	—	(50)	—
Settlement costs	—	982	—	—	982
Income taxes	—	14	—	—	14
Total current liabilities	18	1,369	—	(50)	1,337
Long-term debt	—	722	—	—	722
Postretirement pension, medical and life insurance benefits	—	300	—	—	300
Other liabilities	—	116	13	—	129
Total liabilities	18	2,507	13	(50)	2,488
Shareholders' Equity:					
Common stock	2	—	—	—	2
Additional paid-in capital	234	276	214	(490)	234
Earnings retained in the business	1,282	(191)	383	(192)	1,282
Accumulated other comprehensive loss	(121)	(121)	—	121	(121)
Treasury stock	(1,310)	—	—	—	(1,310)
Total shareholders' equity	87	(36)	597	(561)	87
Total liabilities and shareholders' equity	$ 105	$2,471	$610	$(611)	$ 2,575

Condensed Consolidating Balance Sheets
December 31, 2008
(In millions)

	Parent	Issuer	All Other Subsidiaries	Total Consolidating Adjustments	Consolidated
Assets:					
Cash and cash equivalents	$ 19	$ 565	$607	$ —	$1,191
Accounts receivable, less allowances of $2	—	7	—	—	7
Other receivables	—	53	2	—	55
Inventories	—	255	—	—	255
Deferred income taxes	—	454	—	—	454
Total current assets	19	1,334	609	—	1,962
Investment in subsidiaries	617	641	—	(1,258)	—
Plant and equipment	—	218	—	—	218
Prepaid pension assets	—	36	—	—	36
Deferred income taxes	(5)	71	5	—	71
Other assets	—	19	15	—	34
Total assets	$ 631	$2,319	$629	$(1,258)	$2,321
Liabilities and Shareholders' Equity:					
Accounts and drafts payable	$ —	$ 30	$ —	$ —	$ 30
Accrued liabilities	—	304	(49)	—	255
Settlement costs	—	974	—	—	974
Income taxes	—	14	—	—	14
Total current liabilities	—	1,322	(49)	—	1,273
Postretirement pension, medical and life insurance benefits	—	317	—	—	317
Other liabilities	—	82	18	—	100
Total liabilities	—	1,721	(31)	—	1,690
Shareholders' Equity:					
Common stock	2	—	—	—	2
Additional paid-in capital	222	263	315	(578)	222
Earnings retained in the business	965	493	345	(838)	965
Accumulated other comprehensive loss	(158)	(158)	—	158	(158)
Treasury stock	(400)	—	—	—	(400)
Total shareholders' equity	631	598	660	(1,258)	631
Total liabilities and shareholders' equity	$ 631	$2,319	$629	$(1,258)	$2,321

Condensed Consolidating Statements of Income
For the Year Ended December 31, 2009
(In millions)

	Parent	Issuer	All Other Subsidiaries	Total Consolidating Adjustments	Consolidated
Net sales (including excise taxes of $1,547)	$ —	$5,233	$ —	$ —	$5,233
Cost of sales	—	3,327	—	—	3,327
Gross profit	—	1,906	—	—	1,906
Selling, general and administrative(1)	1	969	(605)	—	365
Operating income	(1)	937	605	—	1,541
Investment income	—	4	1	—	5
Interest expense	—	(26)	(1)	—	(27)
Income before taxes	(1)	915	605	—	1,519
Income taxes	—	354	217	—	571
Equity in earnings of subsidiaries	949	388	—	(1,337)	—
Net income	$948	$ 949	$ 388	$(1,337)	$ 948

(1) Includes intercompany royalties between Issuer and other subsidiaries of a corresponding amount.

Condensed Consolidating Statements of Income
For the Year Ended December 31, 2008
(In millions)

	Parent	Issuer	All Other Subsidiaries	Total Consolidating Adjustments	Consolidated
Net sales (including excise taxes of $712)	$ —	$4,204	$ —	$ —	$4,204
Cost of sales	—	2,434	—	—	2,434
Gross profit	—	1,770	—	—	1,770
Selling, general and administrative(1)	1	922	(568)	—	355
Operating income	(1)	848	568	—	1,415
Investment income	2	11	7	—	20
Interest expense	—	(1)	—	—	(1)
Income before taxes	1	858	575	—	1,434
Income taxes	(1)	342	206	—	547
Equity in earnings of subsidiaries	885	369	—	(1,254)	—
Net income	$887	$ 885	$ 369	$(1,254)	$ 887

(1) Includes intercompany royalties between Issuer and other subsidiaries of a corresponding amount.

Condensed Consolidating Statements of Income
For the Year Ended December 31, 2007
(In millions)

	Parent	Issuer	All Other Subsidiaries	Total Consolidating Adjustments	Consolidated
Net sales (including excise taxes of $688)	$ —	$3,969	$ —	$ —	$3,969
Cost of sales	—	2,313	—	—	2,313
Gross profit	—	1,656	—	—	1,656
Selling, general and administrative(1)	—	917	(535)	—	382
Operating income	—	739	535	—	1,274
Investment income	10	33	66	—	109
Interest expense	—	(1)	1	—	—
Income before taxes	10	771	602	—	1,383
Income taxes	3	280	202	—	485
Equity in earnings of subsidiaries	891	399	—	$(1,290)	—
Net income	$898	$ 890	$ 400	$(1,290)	$ 898

(1) Includes intercompany royalties between Issuer and other subsidiaries of a corresponding amount.

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2009
(In millions)

	Parent	Issuer	All Other Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash flows from operating activities:					
Net income	$ 948	$ 949	$ 388	$(1,337)	$ 948
Adjustments to reconcile net income to net cash provided by operating activities:					
Equity income from subsidiaries	(949)	(388)	—	1,337	—
Depreciation and amortization	—	32	—	—	32
Deferred income taxes	—	(10)	1	—	(9)
Share-based compensation	—	5	—	—	5
Pension, health and life insurance benefits expense	—	46	—	—	46
Pension, health and life insurance contributions	—	(37)	—	—	(37)
Excess tax benefits from share-based arrangements	—	(1)	—	—	(1)
Changes in operating assets and liabilities:					
Accounts and other receivables	—	16	(4)	—	12
Inventories	—	(26)	—	—	(26)
Accounts payable and accrued liabilities	18	39	(1)	—	56
Settlement costs	—	8	—	—	8
Other assets	—	(4)	—	—	(4)
Other	—	13	(6)	—	7
Return on investment in subsidiaries	1,635	350	—	(1,985)	—
Net cash provided by (used in) operating activities	1,652	992	378	(1,985)	1,037
Cash flows from investing activities:					
Return of capital	—	100	—	(100)	—
Additions to plant and equipment	—	(51)	—	—	(51)
Net cash provided by (used in) investing activities	—	49	—	(100)	(51)
Cash flows from financing activities:					
Dividends paid	(631)	(1,635)	(450)	2,085	(631)
Shares repurchased	(910)	—	—	—	(910)
Proceeds from issuance of long-term debt	—	750	—	—	750
Debt issuance costs	—	(5)	—	—	(5)
Proceeds from exercise of stock options	—	2	—	—	2
Excess tax benefits from share-based arrangements	—	1	—	—	1
Net cash provided by (used in) financing activities	(1,541)	(887)	(450)	2,085	(793)
Change in cash and cash equivalents	111	154	(72)	—	193
Cash and cash equivalents, beginning of year	19	565	607	—	1,191
Cash and cash equivalents, end of period	$ 130	$ 719	$ 535	$ —	$1,384

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2008
(In millions)

	Parent	Issuer	All Other Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash flows from operating activities:					
Net income	$ 887	$ 885	$ 369	$(1,254)	$ 887
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization	—	32	—	—	32
Deferred income taxes	—	72	—	—	72
Share-based compensation	—	3	—	—	3
Gain on investments	—	(1)	1	—	—
Pension, health and life insurance benefits expense	—	21	—	—	21
Pension, health and life insurance contributions	—	(32)	—	—	(32)
Changes in operating assets and liabilities:					
Accounts and other receivables	—	(38)	—	—	(38)
Inventories	—	(32)	—	—	(32)
Accounts payable and accrued liabilities	—	36	(8)	—	28
Settlement costs	—	43	—	—	43
Income taxes	2	3	—	—	5
Other assets	—	9	—	—	9
Other	—	(18)	—	—	(18)
Return on investment in subsidiaries	270	212	—	(482)	—
Net cash provided by (used in) operating activities	1,159	1,195	362	(1,736)	980
Cash flows from investing activities:					
Purchases of investments	—	(550)	(500)	—	(1,050)
Proceeds from sales of investments	—	50	495	—	545
Proceeds from maturities of investments	—	500	250	—	750
Return of capital	—	150	—	(150)	—
Additions to plant and equipment	—	(44)	—	—	(44)
Net cash provided by investing activities	—	106	245	(150)	201
Cash flows from financing activities:					
Dividends paid	(804)	(1,156)	(730)	1,886	(804)
Shares repurchased	(400)	—	—	—	(400)
Excess tax benefits from share-based arrangements	—	4	—	—	4
Net cash used in financing activities	(1,204)	(1,152)	(730)	1,886	(1,200)
Change in cash and cash equivalents	(45)	149	(123)	—	(19)
Cash and cash equivalents, beginning of year	64	416	730	—	1,210
Cash and cash equivalents, end of period	$ 19	$ 565	$ 607	$ —	$ 1,191

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2007
(In millions)

	Parent	Issuer	All Other Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash flows from operating activities:					
Net income	$ 898	$ 890	$ 400	$(1,290)	$ 898
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization	—	40	—	—	40
Deferred income taxes	(1)	(61)	—	—	(62)
Share-based compensation	—	2	—	—	2
Gain on investments	—	—	(34)	—	(34)
Amortization of marketable securities	(4)	(5)	(13)	—	(22)
Pension, health and life insurance benefits expense	—	24	—	—	24
Pension, health and life insurance contributions	—	(31)	—	—	(31)
Changes in operating assets and liabilities:					
Accounts and other receivables	—	5	1	—	6
Inventories	—	(40)	—	—	(40)
Accounts payable and accrued liabilities	—	(23)	3	—	(20)
Settlement costs	—	102	—	—	102
Income taxes	(2)	(35)	(7)	—	(44)
Other assets	—	2	(11)	—	(9)
Litigation accrual	—	66	—	—	66
Other	—	6	—	—	6
Return on investment in subsidiaries	149	(78)	—	(71)	—
Net cash provided by (used in) operating activities	1,040	864	339	(1,361)	882
Cash flows from investing activities:					
Purchases of investments	(617)	(1,195)	(3,104)	—	(4,916)
Proceeds from sales of investments	471	248	1,215	—	1,934
Proceeds from maturities of investments	300	950	2,150	—	3,400
Additions to plant and equipment	—	(51)	—	—	(51)
Net cash provided by investing activities	154	(48)	261	—	367
Cash flows from financing activities:					
Dividends paid	(1,170)	(1,040)	(321)	1,361	(1,170)
Excess tax benefits from share-based arrangements	—	3	—	—	3
Net cash used in financing activities	(1,170)	(1,037)	(321)	1,361	(1,167)
Change in cash and cash equivalents	24	(221)	279	—	82
Cash and cash equivalents, beginning of year	40	637	451	—	1,128
Cash and cash equivalents, end of period	$ 64	$ 416	$ 730	$ —	$ 1,210

18. Legal Contingencies

Tobacco Related Product Liability Litigation

As of February 22, 2010, approximately 11,235 product liability cases are pending against cigarette manufacturers in the United States. Lorillard Tobacco is a defendant in approximately 10,275 of these cases. Lorillard, Inc. is a co-defendant in approximately 710 cases. Approximately 7,600 of these lawsuits are *Engle* Progeny Cases, described below, which include approximately 4,400 *Engle* Progeny claims initially asserted in a small number of multi-plaintiff actions that were severed into separate lawsuits by one Florida federal court during 2009.

The pending product liability cases are composed of the types of cases listed below. Pending cases are those in which the Lorillard, Inc. or Lorillard Tobacco have been joined to the litigation by either receipt of service of process, or execution of a waiver thereof, and no final, non-appealable judgment has been entered.

Conventional Product Liability Cases. Conventional Product Liability Cases are brought by individuals who allege cancer or other health effects caused by smoking cigarettes, by using smokeless tobacco products, by addiction to tobacco, or by exposure to environmental tobacco smoke. As of February 22, 2010, approximately 140 cases are pending against cigarette manufacturers, including approximately 30 cases against Lorillard Tobacco. Lorillard, Inc. is a co-defendant in three cases.

Engle Progeny Cases. Engle Progeny Cases are brought by individuals who purport to be members of the decertified *Engle* class. These cases are pending in a number of Florida courts. Lorillard Tobacco is a defendant in approximately 7,600 *Engle* Progeny Cases. Lorillard, Inc. is a co-defendant in approximately 700 cases. Some of the cases have been filed on behalf of multiple class members. The time period for filing *Engle* Progeny Cases expired in January 2008 and no additional cases may be filed.

West Virginia Individual Personal Injury Cases. West Virginia Individual Personal Injury Cases are brought by individuals who allege cancer or other health effects caused by smoking cigarettes, by using smokeless tobacco products, or by addiction to cigarette smoking. The cases are pending in a single West Virginia court and have been consolidated for trial. Lorillard Tobacco is a defendant in approximately 50 of the 700 pending cases that are part of this proceeding. Lorillard, Inc. is not a defendant in any of these cases. The first phase of an anticipated three-phase trial of these consolidated cases is scheduled to begin on June 1, 2010.

Flight Attendant Cases. Flight Attendant Cases are brought by non-smoking flight attendants alleging injury from exposure to environmental smoke in the cabins of aircraft. Plaintiffs in these cases may not seek punitive damages for injuries that arose prior to January 15, 1997. Lorillard Tobacco is a defendant in each of the approximately 2,600 pending Flight Attendant Cases. Lorillard, Inc. is not a defendant in any of these cases. The time for filing Flight Attendant Cases expired during 2000 and no additional cases in this category may be filed.

Class Action Cases. Class Action Cases are purported to be brought on behalf of large numbers of individuals for damages allegedly caused by smoking. Eight of these cases are pending against Lorillard Tobacco. Lorillard, Inc. is a co-defendant in two of these eight cases. One of the eight cases asserts claims on behalf of purchasers of "light" cigarettes. Lorillard, Inc. is not a defendant in this case. Neither Lorillard Tobacco nor Lorillard, Inc. is a defendant in the approximately 40 additional "lights" class actions that are pending against other cigarette manufacturers.

Reimbursement Cases. Reimbursement Cases are brought by or on behalf of entities who seek reimbursement of expenses incurred in providing health care to individuals who allegedly were injured by smoking. Plaintiffs in these cases have included the U.S. federal government, U.S. state and local governments, foreign governmental entities, hospitals or hospital districts, American Indian tribes, labor unions, private companies and private citizens. Four such cases are pending against Lorillard Tobacco and other cigarette manufacturers in the United States and one such case is pending in Israel. Lorillard, Inc. is a co-defendant in two of the cases pending in the United States. Plaintiffs in the case in Israel have attempted to assert claims against Lorillard, Inc.

Included in this category is the suit filed by the federal government, *United States of America v. Philip Morris USA, Inc., et al.*, that sought return of profits and injunctive relief. In August 2006, the trial court issued its verdict and granted injunctive relief. The verdict did not award monetary damages. In May 2009, the verdict was largely affirmed by an appellate court. In February 2010, the parties petitioned the U.S. Supreme Court to review the case. See "— Reimbursement Cases" below.

Filter Cases. In addition to the above, Filter Cases are brought by individuals, including former employees of Lorillard Tobacco, who seek damages resulting from their alleged exposure to asbestos fibers that were incorporated into filter material used in one brand of cigarettes manufactured by Lorillard Tobacco for a limited period of time ending more than 50 years ago. Lorillard Tobacco is a defendant in 31 such cases, including two cases in which Lorillard, Inc. is a co-defendant. Lorillard, Inc. is also a defendant in an additional Filter Case, in which Lorillard Tobacco is not a defendant.

In addition, Lorillard Tobacco and Lorillard, Inc. were named as defendants in one case in which it is alleged that a fire caused by a Lorillard cigarette led to an individual's death. That matter was dismissed during February 2010 but the deadline for plaintiff to pursue an appeal had not expired as of February 22, 2010.

Plaintiffs assert a broad range of legal theories in these cases, including, among others, theories of negligence, fraud, misrepresentation, strict liability, breach of warranty, enterprise liability (including claims asserted under the federal Racketeering Influenced and Corrupt Organizations Act ("RICO")), civil conspiracy, intentional infliction of harm, injunctive relief, indemnity, restitution, unjust enrichment, public nuisance, claims based on antitrust laws and state consumer protection acts, and claims based on failure to warn of the harmful or addictive nature of tobacco products.

Plaintiffs in most of the cases seek unspecified amounts of compensatory damages and punitive damages, although some seek damages ranging into the billions of dollars. Plaintiffs in some of the cases seek treble damages, statutory damages, disgorgement of profits, equitable and injunctive relief, and medical monitoring, among other damages.

Conventional Product Liability Cases

As of February 22, 2010, approximately 140 cases are pending against cigarette manufacturers in the United States. Lorillard Tobacco is a defendant in approximately 30 of these cases. Lorillard, Inc. is a co-defendant in three of the pending cases.

Since January 1, 2008, verdicts have been returned in three cases. Neither Lorillard Tobacco nor Lorillard, Inc. was a defendant in any of these trials. Juries found in favor of the plaintiffs in each of these three trials. In one of the trials, the jury awarded actual damages. The two other cases were re-trials ordered by appellate courts in which juries were permitted to consider only the amount of punitive damages to award. Both of these trials resulted in punitive damages verdicts that awarded the plaintiffs $1.5 million in one of the cases and $13.8 million in the other Appeals are pending in two of the matters. In the third case, the deadline for the defendant to pursue an appeal had not expired as of February 22, 2010. In rulings addressing cases tried in earlier years, some appellate courts have reversed verdicts returned in favor of the plaintiffs while other judgments that awarded damages to smokers have been affirmed on appeal. Manufacturers have exhausted their appeals and have been required to pay damages to plaintiffs in eleven individual cases in recent years. Punitive damages were paid to the smokers in five of the eleven cases. Neither Lorillard Tobacco nor Lorillard, Inc. was a party to these eleven matters.

As of February 22, 2010, trial was not underway in any of the Conventional Product Liability Cases. Some cases are scheduled for trial in 2010, including some in which Lorillard Tobacco is a defendant. Trial dates are subject to change.

Engle Progeny Cases

In 2006, the Florida Supreme Court issued a ruling in a case that had been certified as a class action on behalf of Florida residents, and survivors of Florida residents, who were injured or died from medical conditions allegedly caused by addiction to smoking, the case of *Engle v. R.J. Reynolds Tobacco Co., et al.* During a three-phase trial, a Florida jury awarded actual damages to three individuals and approximately $145 billion in punitive damages to the certified class. In its 2006 decision, the Florida Supreme Court vacated the punitive damages award, determined that the case could not proceed further as a class action and ordered decertification of the class. The Florida Supreme Court also reinstated the actual damages awards to two of the three individuals whose claims were heard during the one phase of the *Engle* trial. These two awards totaled $7 million, and both verdicts were paid in February 2008. Lorillard Tobacco's payment to these two individuals, including interest, totaled approximately $3 million.

The Florida Supreme Court's 2006 ruling also permitted *Engle* class members to file individual actions, including claims for punitive damages. The court further held that these individuals are entitled to rely on a number of the jury's findings in favor of the plaintiffs in the first phase of the *Engle* trial. The time period for filing *Engle* Progeny Cases expired in January 2008 and no additional cases may be filed. In 2009, the Florida Supreme Court rejected a petition that sought to extend the time for purported class members to file an additional lawsuit.

Lorillard Tobacco is a defendant in approximately 7,600 cases filed by individuals who allege they or their decedents were members of the *Engle* class. Lorillard, Inc. is a co-defendant in approximately 700 of the pending cases. Some of the suits are on behalf of multiple plaintiffs. Various courts have entered orders severing the cases filed by multiple plaintiffs into separate actions. During 2009, one Florida federal court entered orders that severed the claims of approximately 4,400 *Engle* Progeny plaintiffs, initially asserted in a small number of multi-plaintiff actions, into separate lawsuits. In some cases, spouses of alleged former class members have also brought derivative claims.

The *Engle* Progeny Cases are pending in various Florida state and federal courts. Some of these courts have issued rulings that address whether these individuals are entitled to rely on a number of the jury's findings in favor of the plaintiffs in the first phase of the *Engle* trial. Some of these decisions have led to pending petitions for appeal. The U.S. Court of Appeals for the Eleventh Circuit is reviewing trial court rulings determining how courts should apply the Florida Supreme Court's ruling regarding the *Engle* jury's first phase verdict. In another case, an intermediate appellate court denied a plaintiff's request to immediately certify an appeal to the Florida Supreme Court.

Lorillard Tobacco is a defendant in several *Engle* Progeny Cases that have been placed on courts' 2010 trial calendars or in which specific 2010 trial dates have been set. Lorillard, Inc. is a defendant in some of these cases. Trial schedules are subject to change and it is not possible to predict how many of the cases pending against Lorillard Tobacco or Lorillard, Inc. will be tried during 2010. It also is not possible to predict whether some courts will implement procedures that consolidate multiple *Engle* Progeny Cases for trial. One of the cases scheduled for trial in 2010 involves the claims of three plaintiffs.

As of February 22, 2010, trial was underway in one of the *Engle* Progeny Cases.

Verdicts have been returned in eleven *Engle* Progeny Cases since the Florida Supreme Court issued its 2006 ruling that permitted members of the *Engle* class to bring individual lawsuits. Juries awarded actual damages and punitive damages in four of the trials. The four punitive damages awards were $2 million, $5 million, $25 million and $244 million. In four of the trials, juries' awards were limited to actual damages.

In the three other trials, juries found in favor of the defendants that the plaintiffs were not former *Engle* class members. As of February 22, 2010, appeals were on file in six of the cases in which plaintiffs were awarded damages, and defendants' post-trial motions were pending in two of the cases. Neither Lorillard Tobacco nor Lorillard, Inc. was a defendant in these eleven trials.

In a case tried prior to the Florida Supreme Court's 2006 decision permitting members of the *Engle* class to bring individual lawsuits, one Florida court allowed the plaintiff to rely at trial on certain of the *Engle* jury's findings. That trial resulted in a verdict for the plaintiffs in which they were awarded approximately $25 million in actual damages. Neither Lorillard Tobacco nor Lorillard, Inc. was a party to this case. The defendants in this case are pursuing an appeal of the judgment, which was not entered until 2008.

In June 2009, Florida amended the security requirements for a stay of execution of any judgment during the pendency of appeal in *Engle* Progeny Cases. The amended statute provides for the amount of security for individual *Engle* Progeny Cases to vary within prescribed limits based on the number of adverse judgments that are pending on appeal at a given time. The required security decreases as the number of appeals increases to ensure that the total security posted or deposited does not exceed $200 million in the aggregate. This amended statute applies to all judgments entered on or after June 16, 2009 and expires on December 31, 2012.

West Virginia Individual Personal Injury Cases

The proceeding known as "West Virginia Individual Personal Injury Cases" consolidates for trial in a single West Virginia court a number of cases that have been filed against cigarette manufacturers, including Lorillard Tobacco. The order that consolidated the cases, among other things, permitted only those cases filed by September 2000 to participate in the consolidated trial. As a result, no additional cases may be part of this proceeding.

Approximately 1,250 cases initially were part of this proceeding, and Lorillard Tobacco was named in all but a few of them. Lorillard, Inc. has not been a defendant in any of these cases. More than 500 of the cases have been dismissed in their entirety. Lorillard Tobacco has been dismissed from approximately 650 additional cases because those plaintiffs did not submit evidence that they had smoked a Lorillard Tobacco product. These 650 additional cases remain pending against other cigarette manufacturers and some or all the dismissals of Lorillard Tobacco could be contested in subsequent appeals noticed by the plaintiffs.

Approximately 700 cases are pending. Lorillard Tobacco is a defendant in approximately 50 of the pending cases. The court has entered a trial plan that calls for a multi-phase trial. The first phase of trial is scheduled to begin on June 1, 2010. Trial dates are subject to change.

Flight Attendant Cases

Approximately 2,600 Flight Attendant Cases are pending. Lorillard Tobacco and three other cigarette manufacturers are the defendants in each of these matters. Lorillard, Inc. is not a defendant in any of these cases. These suits were filed as a result of a settlement agreement by the parties, including Lorillard Tobacco, in *Broin v. Philip Morris Companies, Inc., et al.* (Circuit Court, Miami-Dade County, Florida, filed October 31, 1991), a class action brought on behalf of flight attendants claiming injury as a result of exposure to environmental tobacco smoke. The settlement agreement, among other things, permitted the plaintiff class members to file these individual suits. These individuals may not seek punitive damages for injuries that arose prior to January 15, 1997. The period for filing Flight Attendant Cases expired during 2000 and no additional cases in this category may be filed.

The judges that have presided over the cases that have been tried have relied upon an order entered in October 2000 by the Circuit Court of Miami-Dade County, Florida. The October 2000 order has been construed by these judges as holding that the flight attendants are not required to prove the substantive liability elements of their claims for negligence, strict liability and breach of implied warranty in order to recover damages. The court further ruled that the trials of these suits are to address whether the plaintiffs' alleged injuries were caused by their exposure to environmental tobacco smoke and, if so, the amount of damages to be awarded.

Lorillard Tobacco was a defendant in each of the eight flight attendant cases in which verdicts have been returned. Defendants have prevailed in seven of the eight trials. In one of the seven cases in which a defense verdict was returned, the court granted plaintiff's motion for a new trial and, following appeal, the case has been returned to the trial court for a second trial. The six remaining cases in which defense verdicts were returned are concluded. In the single trial decided for the plaintiff, *French v. Philip Morris Incorporated, et al.*, the jury awarded $5.5 million in damages. The court, however, reduced this award to $500,000. This verdict, as reduced by the trial court, was affirmed on appeal and the defendants have paid the award. Lorillard Tobacco's share of the judgment in this matter, including interest, was approximately $60,000.

As of February 22, 2010, none of the flight attendant cases are scheduled for trial. Trial dates are subject to change.

Class Action Cases

Lorillard Tobacco is a defendant in eight pending cases. Lorillard, Inc. is a co-defendant in two of these cases. In most of the pending cases, plaintiffs seek class certification on behalf of groups of cigarette smokers, or the estates of deceased cigarette smokers, who reside in the state in which the case was filed.

Cigarette manufacturers, including Lorillard Tobacco and Lorillard, Inc., have defeated motions for class certification in a total of 36 cases, 13 of which were in state court and 23 of which were in federal court. Motions for class certification have also been ruled upon in some of the "lights" cases or in other class actions to which neither Lorillard Tobacco nor Lorillard, Inc. was a party. In some of these cases, courts have denied class certification to the plaintiffs, while classes have been certified in other matters.

The Scott Case. In one of the class actions pending against Lorillard Tobacco, *Scott v. The American Tobacco Company, et al.* (District Court, Orleans Parish, Louisiana, filed May 24, 1996), the members of the class have been awarded damages. The defendants, including Lorillard Tobacco, have noticed an appeal from this award to the Louisiana Court of Appeal, Fourth Circuit. The court heard the appeal in September 2009, but had not issued a ruling as of February 22, 2010. The appeal is from the amended final judgment entered by the District Court in July 2008 that ordered defendants to pay approximately $264 million to fund a court-supervised cessation program for the members of the certified class. The amended final judgment also awards post-judgment judicial interest that will continue to accrue from June 2004 until the judgment either is paid or is reversed on appeal. As of February 22, 2010, judicial interest totaled approximately $107 million. Lorillard, Inc., which was a party to the case in the past, is no longer a defendant in *Scott*.

During 1997, *Scott* was certified a class action on behalf of certain cigarette smokers resident in the State of Louisiana who desire to participate in medical monitoring or smoking cessation programs and who began smoking prior to September 1, 1988, or who began smoking prior to May 24, 1996 and allege that defendants undermined compliance with the warnings on cigarette packages.

Trial in *Scott* was heard in two phases. At the conclusion of the first phase in July 2003, the jury rejected medical monitoring, the primary relief requested by plaintiffs, and returned sufficient findings in favor of the class to proceed to a Phase II trial on plaintiffs' request for a statewide smoking cessation program. Phase II of the trial, which concluded in May 2004, resulted in an award of $591 million to fund cessation programs for Louisiana smokers.

In February 2007, the Louisiana Court of Appeal reduced the amount of the award by approximately $328 million; struck an award of prejudgment interest, which totaled approximately $440 million as of December 31, 2006; and limited class membership to individuals who began smoking by September 1, 1988, and whose claims accrued by September 1, 1988. In January 2008, the Louisiana Supreme Court denied plaintiffs' and defendants' separate petitions for review. The U.S. Supreme Court denied defendants' request that it review the case in May 2008. The case was returned to the trial court, which subsequently entered the amended final judgment. The defendants, including Lorillard Tobacco, have appealed the amended final judgment.

Should the amended final judgment be sustained on appeal, Lorillard Tobacco's share of that judgment, including the award of post-judgment interest, has not been determined. In the fourth quarter of 2007, Lorillard, Inc. recorded a pretax provision of approximately $66 million for this matter which was included in selling, general and administrative expenses on the consolidated statements of income and in other liabilities on the consolidated balance sheets.

The parties filed a stipulation in the trial court agreeing that an article of Louisiana law required that the amount of the bond for the appeal be set at $50 million for all defendants collectively. The parties further agreed that the plaintiffs have full reservations of rights to contest in the trial court the sufficiency of the bond on any grounds. Defendants collectively posted a surety bond in the amount of $50 million, of which Lorillard Tobacco secured 25%, or $12.5 million, which is classified as restricted cash within other assets on the consolidated balance sheet. While Lorillard Tobacco believes the limitation on the appeal bond amount is valid as required by Louisiana law, in the event of a successful challenge the amount of the appeal bond could be set as high as 150% of the judgment and judicial interest combined. If such an event occurred, Lorillard Tobacco's share of the appeal bond has not been determined.

Other Class Action Cases. In one of the cases pending against Lorillard Tobacco, *Brown v. The American Tobacco Company, Inc., et al.* (Superior Court, San Diego County, California, filed June 10, 1997), the court initially certified the case as a class action but it subsequently granted defendants' motion for class decertification. During 2009, the California Supreme Court vacated the class decertification order and *Brown* has been returned to the trial court for further activity. While it is not possible to predict future developments in *Brown*, a new class certification order could be entered. The class previously certified in *Brown* was composed of residents of California who smoked at least one of defendants' cigarettes between June 10, 1993 and April 23, 2001 and who were exposed to defendants' marketing and advertising activities in California.

"Lights" Class Actions. Cigarette manufacturers are defendants in another group of cases in which plaintiffs' claims are based on the allegedly fraudulent marketing of "light" or "ultra-light" cigarettes. Classes have been certified in some of these matters. In one of the pending "lights" cases, *Good v. Altria Group, Inc., et al.*, the U.S. Supreme Court ruled that neither the Federal Cigarette Labeling and Advertising Act nor the Federal Trade Commission's regulation of cigarettes' tar and nicotine disclosures preempts (or bars) some of plaintiffs' claims. Lorillard Tobacco is a defendant in one class action in which plaintiffs claims are limited to purchasers of "light" cigarettes, *Schwab v. Philip Morris USA, Inc., et al.*, which is discussed below. In another case, *Cleary v. Philip Morris Incorporated, et al.*, a court allowed plaintiffs to amend their complaint in an existing class action to assert claims on behalf of a subclass of individuals who purchased "light" cigarettes from the defendants, but it subsequently dismissed the "light" cigarettes claims asserted against Lorillard Tobacco. As of February 22, 2010, the deadline for plaintiffs to appeal this ruling had not expired. Lorillard, Inc. is not a party to any of the purported "lights" class actions.

Approximately 40 additional purported "lights" class actions are pending against other cigarette manufacturers. During 2009, the Judicial Panel on Multidistrict Litigation consolidated various federal court "lights" class actions pending against Philip Morris USA or Altria Group and transferred those cases to the U.S. District Court of Maine. As of February 22, 2010, 14 cases were part of the consolidated proceeding. None of the cases pending against Lorillard Tobacco or Lorillard, Inc. are part of the consolidated proceeding.

The Schwab Case. In the case of *Schwab v. Philip Morris USA, Inc., et al.* (U.S. District Court, Eastern District, New York, filed May 11, 2004), plaintiffs base their claims on defendants' alleged violations of the

RICO statute in the manufacture, marketing and sale of "light" cigarettes. Plaintiffs estimated damages to the class in the hundreds of billions of dollars. Any damages awarded to the plaintiffs based on defendants' violation of the RICO statute would be trebled. In September 2006, the court granted plaintiffs' motion for class certification and certified a nationwide class action on behalf of purchasers of "light" cigarettes. In March 2008, the Second Circuit Court of Appeals reversed the class certification order and ruled that the case may not proceed as a class action. *Schwab* has been returned to the U.S. District Court for the Eastern District of New York for further proceedings, but the future activity in this matter, if any, is not known. Lorillard, Inc. is not a party to this case.

Reimbursement Cases

Lorillard Tobacco is a defendant in the four Reimbursement Cases that are pending in the U.S. and it has been named as a party to a case in Israel. Lorillard, Inc. is a co-defendant in two of the four cases pending in the U.S. Plaintiffs in the case in Israel have attempted to assert claims against Lorillard, Inc.

U.S. Federal Government Action. In August 2006, the U.S. District Court for the District of Columbia issued its final judgment and remedial order in the federal government's reimbursement suit (*United States of America v. Philip Morris USA, Inc., et al.*, U.S. District Court, District of Columbia, filed September 22, 1999). The verdict concluded a bench trial that began in September 2004. Lorillard Tobacco, other cigarette manufacturers, two parent companies and two trade associations are defendants in this action. Lorillard, Inc. is not a party to this case.

In its 2006 verdict, the court determined that the defendants, including Lorillard Tobacco, violated certain provisions of the RICO statute, that there was a likelihood of present and future RICO violations, and that equitable relief was warranted. The government was not awarded monetary damages. The equitable relief included permanent injunctions that prohibit the defendants, including Lorillard Tobacco, from engaging in any act of racketeering, as defined under RICO; from making any material false or deceptive statements concerning cigarettes; from making any express or implied statement about health on cigarette packaging or promotional materials (these prohibitions include a ban on using such descriptors as "low tar," "light," "ultra-light," "mild" or "natural"); and from making any statements that "low tar," "light," "ultra-light," "mild" or "natural" or low-nicotine cigarettes may result in a reduced risk of disease. The final judgment and remedial order also requires the defendants, including Lorillard Tobacco, to make corrective statements on their websites, in certain media, in point-of-sale advertisements, and on cigarette package "inserts" concerning: the health effects of smoking; the addictiveness of smoking; that there are no significant health benefits to be gained by smoking "low tar," "light," "ultra-light," "mild" or "natural" cigarettes; that cigarette design has been manipulated to ensure optimum nicotine delivery to smokers; and that there are adverse effects from exposure to secondhand smoke. If the final judgment and remedial order are not modified or vacated on appeal, the costs to Lorillard Tobacco for compliance could exceed $10 million.

Following trial, the defendants, the government and several intervenors noticed appeals to the Circuit Court of Appeals for the District of Columbia. In May 2009, a three judge panel upheld substantially all of the District Court's final judgment and remedial order. Defendants received a stay of the judgment and remedial order from the Court of Appeals that remained in effect while the appeal was pending. In September 2009, the Court of Appeals denied defendants' rehearing petitions as well as their motion to vacate those statements in the appellate ruling that address defendants' marketing of "low tar" or "lights" cigarettes, to vacate those parts of the trial court's judgment on that issue, and to remand the case with instructions to deny as moot the government's allegations and requested relief regarding "lights" cigarettes. The Court of Appeals has stayed its order that formally relinquishes jurisdiction of defendants' appeal pending the filing and disposition of the government's and the defendants' petitions for writ of certiorari to the U.S. Supreme Court. As of February 22, 2010, the U.S. Supreme Court has not announced whether it will grant review of any of the petitions for writ of certiorari that were filed on February 19, 2010 by Lorillard Tobacco, the other defendants, the federal government and the intervenors.

While trial was underway, the Court of Appeals ruled that plaintiff may not seek to recover profits earned by the defendants. Prior to trial, the government had claimed that it was entitled to approximately $280 billion from the defendants for its claim to recover profits earned by the defendants. Recovery of profits may be considered by the U.S. Supreme Court in the pending appeal.

Settlement of State Reimbursement Litigation

On November 23, 1998, Lorillard Tobacco, Philip Morris Incorporated, Brown & Williamson Tobacco Corporation and R.J. Reynolds Tobacco Company (the "Original Participating Manufacturers") entered into the Master Settlement Agreement ("MSA") with 46 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the U.S. Virgin Islands, American Samoa and the Commonwealth of the Northern Mariana Islands to settle the asserted and unasserted health care cost recovery and certain other claims of those states. These settling entities are generally referred to as the "Settling States." The Original Participating Manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota, which together with the MSA are referred to as the "State Settlement Agreements."

The State Settlement Agreements provide that the agreements are not admissions, concessions or evidence of any liability or wrongdoing on the part of any party, and were entered into by the Original Participating Manufacturers to avoid the further expense, inconvenience, burden and uncertainty of litigation. Lorillard recorded pretax charges for its obligations under the State Settlement Agreements of $280 million and $1,128 million for the three and twelve months ended December 31, 2009, respectively, and $263 million and $1,117 million for the three and twelve months ended December 31, 2008, respectively. Lorillard's portion of ongoing adjusted settlement payments and legal fees is based on its share of domestic cigarette shipments in the year preceding that in which the payment is due. Accordingly, Lorillard records its portions of ongoing adjusted settlement payments as part of cost of manufactured products sold as the related sales occur.

The State Settlement Agreements require that the domestic tobacco industry make annual payments of $9.4 billion, subject to adjustment for several factors, including inflation, market share and industry volume. In addition, the domestic tobacco industry is required to pay settling plaintiffs' attorneys' fees, subject to an annual cap of $500 million, as well as an additional amount of up to $125 million in each year through 2008. These payment obligations are the several and not joint obligations of each settling defendant.

The State Settlement Agreements also include provisions relating to significant advertising and marketing restrictions, public disclosure of certain industry documents, limitations on challenges to tobacco control and underage use laws, and other provisions. Lorillard Tobacco and the other Original Participating Manufacturers have notified the States that they intend to seek an adjustment in the amount of payments made in 2003 pursuant to a provision in the MSA that permits such adjustment if the companies can prove that the MSA was a significant factor in their loss of market share to companies not participating in the MSA and that the States failed to diligently enforce certain statutes passed in connection with the MSA. If the Original Participating Manufacturers are ultimately successful, any adjustment would be reflected as a credit against future payments by the Original Participating Manufacturers under the agreement.

From time to time, lawsuits have been brought against Lorillard Tobacco and other participating manufacturers to the MSA, or against one or more of the states, challenging the validity of the MSA on certain grounds, including as a violation of the antitrust laws. See "— MSA-Related Antitrust Suit" below.

In addition, in connection with the MSA, the Original Participating Manufacturers entered into an agreement to establish a $5.2 billion trust fund payable between 1999 and 2010 to compensate the tobacco growing communities in 14 states (the "Trust"). Payments to the Trust will no longer be required as a result of an assessment imposed under a new federal law repealing the federal supply management program for tobacco growers. Under the new law, enacted in October 2004, tobacco quota holders and growers will be compensated with payments totaling $10.1 billion, funded by an assessment on tobacco manufacturers and importers. Payments to qualifying tobacco quota holders and growers commenced in 2005.

Lorillard believes that the State Settlement Agreements will materially adversely affect its cash flows and operating income in future years. The degree of the adverse impact will depend, among other things, on the rates of decline in domestic cigarette sales in the premium price and discount price segments, Lorillard's share of the domestic premium price and discount price cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to significant payment obligations under the State Settlement Agreements.

Filter Cases

In addition to the above, claims have been brought against Lorillard Tobacco and Lorillard, Inc. by individuals who seek damages resulting from their alleged exposure to asbestos fibers that were incorporated into filter material used in one brand of cigarettes manufactured by Lorillard Tobacco for a limited period of time ending more than 50 years ago. Lorillard Tobacco is a defendant in 31 such cases. Lorillard, Inc. is a defendant in three Filter Cases, including two that also name Lorillard Tobacco. Since January 1, 2008, Lorillard Tobacco has paid, or has reached agreement to pay, a total of approximately $12.9 million in settlements to finally resolve approximately 60 claims. The related expense was recorded in selling, general and administrative expenses on the consolidated statements of income. Since January 1, 2008, verdicts have been returned in two Filter Cases. During September 2008, a jury in the District Court of Bexar County, Texas, returned a verdict for Lorillard Tobacco in the case of *Young v. Lorillard Tobacco Company*. Plaintiffs in the *Young* case did not pursue an appeal and that matter is concluded. During January 2010, a jury in the Superior Court of California, Los Angeles County, returned a verdict for Lorillard Tobacco in the case of *Cox v. Asbestos Corporation, Ltd., et al.* In the case of *Cox*, the deadline for plaintiffs to pursue an appeal had not expired as of February 22, 2010. As of February 22, 2010, ten of the Filter Cases were scheduled for trial. Trial dates are subject to change.

Tobacco-Related Antitrust Cases

Indirect Purchaser Suits. Approximately 30 antitrust suits were filed in 2000 and 2001 on behalf of putative classes of consumers in various state courts against cigarette manufacturers, including Lorillard Tobacco. The suits all alleged that the defendants entered into agreements to fix the wholesale prices of cigarettes in violation of state antitrust laws which permit indirect purchasers, such as retailers and consumers, to sue under price fixing or consumer fraud statutes. More than 20 states permit such suits. Lorillard, Inc. was not named as a defendant in any of these cases. Lorillard Tobacco was a defendant in all but one of these indirect purchaser cases. Three indirect purchaser suits, in New York, Florida and Michigan, thereafter were dismissed by courts in those states, and the plaintiffs withdrew their appeals. The actions in all other states, except for New Mexico and Kansas, were voluntarily dismissed. The New Mexico suit was thereafter dismissed as to Lorillard Tobacco.

In the Kansas case, the District Court of Seward County certified a class of Kansas indirect purchasers in 2002. In July 2006, the Court issued an order confirming that fact discovery was closed, with the exception of privilege issues that the Court determined, based on a Special Master's report, justified further fact discovery. In October 2007, the Court denied all of the defendants' privilege claims, and the Kansas Supreme Court thereafter denied a petition seeking to overturn that ruling. Discovery currently is ongoing. No date has been set by the Court for dispositive motions and trial.

MSA-Related Antitrust Suit. In October 2008, Lorillard Tobacco was named as a defendant in an action filed in the Western District of Kentucky, *Vibo Corporation, Inc. d/b/a/ General Tobacco v. Conway, et al.* The suit alleges that the named defendants, which include 52 state and territorial attorneys general and 19 tobacco manufacturers, violated the federal Sherman Antitrust Act of 1890 (the "Sherman Act") by entering into and participating in the MSA. The plaintiff alleges that MSA participants, like it, that were not in existence when the MSA was executed in 1998 but subsequently became participants, are unlawfully required to pay significantly more sums to the states than companies that joined the MSA within 90 days after its execution. In addition to the Sherman Act claim, plaintiff has raised a number of constitutional claims against the states. Plaintiff seeks a declaratory judgment in its favor on all claims, an injunction against the continued enforcement of the MSA, treble damages against the tobacco manufacturer defendants, including Lorillard Tobacco and other manufacturer defendants, and damages and injunctive relief against the states, including contract recession and restitution. In December 2008, the court dismissed the complaint against all defendants, including Lorillard Tobacco. The court entered its final judgment dismissing the suit on January 6, 2010. The plaintiff filed a notice of appeal to the federal Court of Appeals for the Sixth Circuit. To date, no further filings have been made.

Defenses

Each of Lorillard Tobacco and Lorillard, Inc. believes that it has valid defenses to the cases pending against it as well as valid bases for appeal should any adverse verdicts be returned against either of them. As of February 22, 2010, Lorillard Tobacco was a defendant in approximately 10,275 pending product liability cases, and Lorillard, Inc. was a co-defendant in approximately 710 of these cases. While Lorillard Tobacco and Lorillard, Inc. intend to defend vigorously all tobacco products liability litigation, it is not possible to predict the outcome of any of this litigation. Litigation is subject to many uncertainties. Plaintiffs have prevailed in several cases, as noted above. It is possible that one or more of the pending actions could be decided unfavorably as to Lorillard Tobacco, Lorillard, Inc. or the other defendants. Lorillard Tobacco and Lorillard, Inc. may enter into discussions in an attempt to settle particular cases if either believe it is appropriate to do so.

Neither Lorillard Tobacco nor Lorillard, Inc. can predict the outcome of pending litigation. Some plaintiffs have been awarded damages from cigarette manufacturers at trial. While some of these awards have been overturned or reduced, other damages awards have been paid after the manufacturers have exhausted their appeals. These awards and other litigation activities against cigarette manufacturers continue to receive media attention. In addition, health issues related to tobacco products also continue to receive media attention. It is possible, for example, that the 2006 verdict in *United States of America v. Philip Morris USA, Inc., et al.*, which made many adverse findings regarding the conduct of the defendants, including Lorillard Tobacco, could form the basis of allegations by other plaintiffs or additional judicial findings against cigarette manufacturers, including giving collateral estoppel effect to those adverse findings. In addition, the ruling in *Good v. Altria Group, Inc., et al.* could result in further "lights" litigation. Any such developments could have an adverse effect on the ability of Lorillard Tobacco or Lorillard, Inc. to prevail in smoking and health litigation and could influence the filing of new suits against Lorillard Tobacco or Lorillard, Inc. Lorillard Tobacco and Lorillard, Inc. also cannot predict the type or extent of litigation that could be brought against either of them, or against other cigarette manufacturers, in the future.

Lorillard records provisions in the consolidated financial statements for pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Except for the impact of the State Settlement Agreements and *Scott* as described above, management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of material pending litigation and, therefore, no material provision has been made in the consolidated financial statements for any unfavorable outcome. It is possible that Lorillard's results of operations or cash flows in a particular quarterly or annual period or its financial position could be materially adversely affected by an unfavorable outcome or settlement of certain pending litigation.

Indemnification Obligations

In connection with the Separation Lorillard entered into a separation agreement with Loews (the "Separation Agreement") and agreed to indemnify Loews and its officers, directors, employees and agents against all costs and expenses arising out of third party claims (including, without limitation, attorneys' fees, interest, penalties and costs of investigation or preparation for defense), judgments, fines, losses, claims, damages, liabilities, taxes, demands, assessments and amounts paid in settlement based on, arising out of or resulting from, among other things, Loews' ownership of or the operation of Lorillard and its assets and properties, and its operation or conduct of its businesses at any time prior to or following the Separation (including with respect to any product liability claims).

Loews is a defendant in three pending product liability cases. One of these is a Reimbursement Case in Israel and two are purported Class Action Cases on file in U.S. courts. Lorillard Tobacco also is a defendant in each of the three product liability cases in which Loews is involved. Pursuant to the Separation Agreement, Lorillard will be required to indemnify Loews for the amount of any losses and any legal or other fees with respect to such cases.

Other Litigation

Lorillard is also party to other litigation arising in the ordinary course of business. The outcome of this other litigation will not, in the opinion of management, materially affect Lorillard's results of operations or equity.

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

Item 9A. *CONTROLS AND PROCEDURES*

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a — 15 under the Exchange Act as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures (as defined in Rule 13a — 15(e) under the Exchange Act) are effective, in all material respects, to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States ("GAAP"). The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating and evaluating our internal control over financial reporting. Because of these inherent limitations, internal control over financial reporting cannot provide absolute assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that our internal control over financial reporting may become inadequate because of changes in conditions or other factors, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 as required under Section 404 of the Sarbanes-Oxley Act of 2002. Management's assessment of the effectiveness of our internal control over financial reporting was conducted using the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in their attestation report included herein.

Changes in Internal Control over Financial Reporting

During 2009, we implemented internal controls relating to the issuance of our Notes and interest rate swap agreements. Other than as noted above, no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) occurred during our most recent fiscal year that has materially affected, or is likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lorillard, Inc.
Greensboro, North Carolina.

We have audited the internal control over financial reporting of Lorillard, Inc. and Subsidiaries (the "Company") as of December 31, 2009 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009 of the Company and our report dated February 25, 2010 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
February 25, 2010

Item 9B. *OTHER INFORMATION*

None.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by this item is contained in our proxy statement for our 2010 Annual Meeting of Shareholders to be held on May 20, 2010, to be filed pursuant to Section 14 of the Exchange Act, and is incorporated herein by reference.

Item 11. *EXECUTIVE COMPENSATION*

The information required by this item is contained in our proxy statement for our 2009 Annual Meeting of Shareholders to be held on May 20, 2010, to be filed pursuant to Section 14 of the Exchange Act, and is incorporated herein by reference.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this item is contained in our proxy statement for our 2010 Annual Meeting of Shareholders to be held on May 20, 2010, to be filed pursuant to Section 14 of the Exchange Act, and is incorporated herein by reference.

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item is contained in our proxy statement for our 2010 Annual Meeting of Shareholders to be held on May 20, 2010, to be filed pursuant to Section 14 of the Exchange Act, and is incorporated herein by reference.

Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this item is contained in our proxy statement for our 2010 Annual Meeting of Shareholders to be held on May 20, 2010, to be filed pursuant to Section 14 of the Exchange Act, and is incorporated herein by reference.

PART IV

Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) *Listing of Documents*

(1) *Financial Statements*

The Company's Consolidated Financial Statements included in Item 8 hereof, as required at December 31, 2009 and December 31, 2008, and for the periods ended December 31, 2009, December 31, 2008 and December 31, 2007, consist of the following:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Consolidated Statements of Shareholders' Equity

Notes to Consolidated Financial Statements

(2) *Financial Statement Schedule*

Financial Statement Schedule of the Company appended hereto, as required for the periods ended December 31, 2009, December 31, 2008 and December 31, 2007, consists of the following:

Valuation and Qualifying Accounts

(3) *Exhibits*

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Lorillard, Inc., incorporated herein by reference to Exhibit 3.1 to our Current Report on Form 8-K (File No. 1-34097) filed on June 12, 2008
3.2	Amended and Restated Bylaws of Lorillard, Inc., incorporated herein by reference to Exhibit 3.2 to our Current Report on Form 8-K filed (File No. 1-34097) on June 12, 2008
4.1	Specimen certificate for shares of common stock of Lorillard, Inc., incorporated herein by reference to Exhibit 4.1 to our Amended Registration Statement on Form S-4 (File No. 333-149051) filed on May 9, 2008
4.2	Indenture, dated June 23, 2009, among Lorillard Tobacco Company, Lorillard, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee, incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K (File No. 1-34097) filed on June 23, 2009
4.3	First Supplemental Indenture, dated June 23, 2009, among Lorillard Tobacco Company, Lorillard, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee, incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K (File No. 1-34097) filed on June 23, 2009
4.5	Form of 8.125% Senior Note due 2019 of Lorillard Tobacco Company, incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K (File No. 1-34097) filed on June 23, 2009
10.1	Separation Agreement between Loews Corporation and Lorillard, Inc., Lorillard Tobacco Company, Lorillard Licensing Company, LLC, One Park Media Services, Inc. and Plisa, S.A., incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 1-34097) filed on August 7, 2008
10.2	Amended and Restated Employment Agreement between Lorillard, Inc. and Martin L. Orlowsky, dated December 19, 2008†*
10.3	Comprehensive Settlement Agreement and Release with the State of Florida to settle and resolve with finality all present and future economic claims by the State and its subdivisions relating to the use of or exposure to tobacco products, incorporated herein by reference to Exhibit 10 to Loews's Report on Form 8-K (File No. 1-6541) filed September 5, 1997

Exhibit Number	Description
10.4	Comprehensive Settlement Agreement and Release with the State of Texas to settle and resolve with finality all present and future economic claims by the State and its subdivisions relating to the use of or exposure to tobacco products, incorporated herein by reference to Exhibit 10 to Loews's Report on Form 8-K (File No. 1-6541) filed February 3, 1998
10.5	State of Minnesota Settlement Agreement and Stipulation for Entry of Consent Judgment to settle and resolve with finality all claims of the State of Minnesota relating to the subject matter of this action which have been or could have been asserted by the State, incorporated herein by reference to Exhibit 10.1 to Loews's Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-6541) filed May 15, 1998
10.6	State of Minnesota Consent Judgment relating to the settlement of tobacco litigation, incorporated herein by reference to Exhibit 10.2 to Loews's Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-6541) filed May 15, 1998
10.7	State of Minnesota Settlement Agreement and Release relating to the settlement of tobacco litigation, incorporated herein by reference to Exhibit 10.3 to Loews's Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-6541) filed May 15, 1998
10.8	State of Minnesota State Escrow Agreement relating to the settlement of tobacco litigation, incorporated herein by reference to Exhibit 10.6 to Loews's Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-6541) filed May 15, 1998
10.9	Stipulation of Amendment to Settlement Agreement and For Entry of Agreed Order, dated July 2, 1998, regarding the settlement of the State of Mississippi health care cost recovery action, incorporated herein by reference to Exhibit 10.1 to Loews's Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 1-6541) filed August 14, 2008
10.10	Mississippi Fee Payment Agreement, dated July 2, 1998, regarding the payment of attorneys' fees, incorporated herein by reference to Exhibit 10.2 to Loews's Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 1-6541) filed August 14, 2008
10.11	Stipulation of Amendment to Settlement Agreement and For Entry of Consent Decree, dated July 24, 1998, regarding the settlement of the Texas health care cost recovery action, incorporated herein by reference to Exhibit 10.4 to Loews's Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 1-6541) filed on August 14, 2008
10.12	Texas Fee Payment Agreement, dated July 24, 1998, regarding the payment of attorneys' fees, incorporated herein by reference to Exhibit 10.5 to Loews's Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 1-6541) filed on August 14, 2008
10.13	Stipulation of Amendment to Settlement Agreement and For Entry of Consent Decree, dated September 11, 1998, regarding the settlement of the Florida health care cost recovery action, incorporated herein by reference to Exhibit 10.1 to Loews's Report on Form 10-Q for the quarter ended September 30, 1998 (File No. 1-6541) filed November 17, 2008
10.14	Florida Fee Payment Agreement, dated September 11, 1998, regarding the payment of attorneys' fees, incorporated herein by reference to Exhibit 10.2 to Loews's Report on Form 10-Q for the quarter ended September 30, 1998 (File No. 1-6541) filed November 17, 2008
10.15	Master Settlement Agreement with 46 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the U.S. Virgin Islands, American Samoa and the Northern Marianas to settle the asserted and unasserted health care cost recovery and certain other claims of those states, incorporated herein by reference to Exhibit 10 to Loews's Current Report on Form 8-K (File No. 1-6541) filed November 25, 1998
10.16	Form of Assignment and Assumption of Services Agreement, dated as of April 1, 2008, by and between R.J. Reynolds Tobacco Company and R.J. Reynolds Global Products, Inc., with a joinder by Lorillard Tobacco Company, incorporated herein by reference to Exhibit 10.17 to our Amended Registration Statement on Form S-4 (File No. 333-149051) filed on March 26, 2008
10.17	Lorillard, Inc. 2008 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed on August 7, 2008†

Exhibit Number	Description
10.18	Form of Lorillard, Inc. indemnification agreement for directors and executive officers, incorporated herein by reference to Exhibit 10.19 to our Amended Registration Statement on Form S-4 (File No. 333-149051) filed on May 9, 2008†
10.19	Form of Severance Agreement for named executive officers, incorporated herein by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on July 10, 2008†
10.20	Amendment to Supply Agreement for Reconstituted Tobacco, dated as of October 30, 2008, by and between R.J. Reynolds Tobacco Company and Lorillard Tobacco Company, incorporated herein by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 4, 2008#
10.21	Form of Stock Appreciation Rights Award Certificate, incorporated herein by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q filed on November 4, 2008†
11.1	Statement regarding computation of earnings per share. (See Note 7 to the consolidated financial statements.)*
12.1	Computation of Ratio of Earnings to Fixed Charges*
21.1	Subsidiaries of Lorillard, Inc.*
23.1	Consent of Independent Registered Public Accounting Firm*
23.2	Consent of Management Science Associates, Inc., incorporated herein by reference to Exhibit 23.2 to our Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 2, 2009.
31.1	Certification by the Chief Executive Officer of Lorillard, Inc. pursuant to Rule 13a-14(a) or Rule 15d-14(a)*
31.2	Certification by the Chief Financial Officer of Lorillard, Inc. pursuant to Rule 13a-14(a) or Rule 15d-14(a)*
32.1	Certification by the Chief Executive Officer and Chief Financial Officer of Lorillard, Inc. pursuant to 18 U.S.C. Section 1350 (as adopted by Section 906 of the Sarbanes-Oxley Act of 2002)*
99.1	Certain Litigation Matters*
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

* Filed herewith.

** Pursuant to applicable securities laws and regulations, the Company is deemed to have complied with the reporting obligation relating to the submission of interactive data files in such exhibits and is not subject to liability under any anti-fraud provisions of the federal securities laws as long as the Company has made a good faith attempt to comply with the submission requirements and promptly amends the interactive data files after becoming aware that the interactive data files fails to comply with the submission requirements. Users of this data are advised that, pursuant to Rule 406T, these interactive data files are deemed not filed and otherwise are not subject to liability.

Confidential treatment has been granted for certain portions of this exhibit pursuant to an order under the Exchange Act of 1934, as amended, which portions have been omitted and filed separately with the Securities and Exchange Commission.

† Management or compensatory plan or arrangement required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 25, 2010.

LORILLARD, INC.

By: /s/ MARTIN L. ORLOWSKY

Name: Martin L. Orlowsky
Title: Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed by the following persons in the capacities indicated on February 25, 2010. The undersigned hereby constitute and appoint Martin L. Orlowsky, David H. Taylor and Ronald S. Milstein, and each of them, their true and lawful agents and attorneys-in-fact with full power and authority in said agents and attorneys-in-fact, and in any one or more of them, to sign for the undersigned and in their respective names as directors and officers of Lorillard, Inc., any amendment or supplement hereto. The undersigned hereby confirm all acts taken by such agents and attorney-in-fact, or any one or more of them, as herein authorized.

Signature	Title
/s/ MARTIN L. ORLOWSKY **Martin L. Orlowsky**	Chairman, President and Chief Executive Officer (Principal Executive Officer)
/s/ DAVID H. TAYLOR **David H. Taylor**	Director and Executive Vice President, Finance and Planning and Chief Financial Officer (Principal Financial Officer)
/s/ THOMAS R. STAAB **Thomas R. Staab**	Senior Vice President, Finance and Chief Accounting Officer, (Principal Accounting Officer)
/s/ ROBERT C. ALMON **Robert C. Almon**	Director
/s/ VIRGIS W. COLBERT **Virgis W. Colbert**	Director
/s/ DAVID E. R. DANGOOR **David E. R. Dangoor**	Director
/s/ KIT D. DIETZ **Kit D. Dietz**	Director
/s/ RICHARD W. ROEDEL **Richard W. Roedel**	Director
/s/ NIGEL TRAVIS **Nigel Travis**	Director

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS OF LORILLARD, INC. AND SUBSIDIARIES

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions(1)	Balance at End of Period
			(In millions)		
For the Year Ended December 31, 2009					
Deducted from assets:					
Allowance for discounts	$—	$175	$—	$174	$ 1
Allowance for doubtful accounts	2	—	$—	—	2
	$ 2	$175	$—	$174	$ 3
For the Year Ended December 31, 2008					
Deducted from assets:					
Allowance for discounts	$—	$145	$—	$145	$—
Allowance for doubtful accounts	2	—	$—	—	2
Total	$ 2	$145	$—	$145	$ 2
For the Year Ended December 31, 2007					
Deducted from assets:					
Allowance for discounts	$—	$138	$—	$138	$—
Allowance for doubtful accounts	2	—	$—	—	2
Total	$ 2	$138	$—	$138	$ 2

(1) Discounts allowed.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-151595 on Form S-8 and Registration Statement No. 333-159902 on Form S-3 of our reports dated February 25, 2010, relating to the consolidated financial statements and financial statement schedule of Lorillard, Inc. and Subsidiaries (the "Company") and the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
February 25, 2010

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Martin L. Orlowsky, certify that:

1. I have reviewed this annual report on Form 10-K for the year ended December 31, 2009 of Lorillard, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2010

By: /s/ Martin L. Orlowsky

Martin L. Orlowsky
Chairman, President and Chief
Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, David H. Taylor, certify that:

1. I have reviewed this annual report on Form 10-K for the year ended December 31, 2009 of Lorillard, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financials reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2010

By: /s/ David H. Taylor

David H. Taylor
Director, Executive Vice President,
Finance and Planning and Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 10-K of Lorillard, Inc. (the "Company") for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Martin L. Orlowsky, as Chief Executive Officer of the Company, and David H. Taylor, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Martin L. Orlowsky

Name: Martin L. Orlowsky
Title: Chairman, President and Chief Executive Officer (Principal Executive Officer)

Date: February 25, 2010

/s/ David H. Taylor

Name: David H. Taylor
Title: Director and Executive Vice President, Finance and Planning and Chief Financial Officer (Principal Financial Officer)

Date: February 25, 2010

Shareholder Information

CORPORATE ADDRESS
Lorillard, Inc.
714 Green Valley Road
Greensboro, NC 27408
877-703-0386
www.lorillard.com

STOCK EXCHANGE LISTING
Lorillard common stock is traded on the New York Stock Exchange under the ticker LO.

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
PO Box 3301
South Hackensack, NJ 07606
www.melloninvestor.com

INVESTOR RELATIONS
FD
Wall Street Plaza
88 Pine Street
32nd Floor
New York, NY 10005
866-321-5418
LorillardIR@fd.com

INDEPENDENT AUDITORS
Deloitte & Touche LLP

ANNUAL MEETING
May 20, 2010
10:00 AM
Embassy Suites Greensboro
204 Centreport Drive
Greensboro, NC 27409

Board of Directors

MARTIN L. ORLOWSKY
Director, Chairman, President and Chief Executive Officer

DAVID H. TAYLOR
Director and Executive Vice President, Finance and Planning and Chief Financial Officer

ROBERT C. ALMON
Director

VIRGIS W. COLBERT
Director

DAVID E. R. DANGOOR
Director

KIT D. DIETZ
Director

RICHARD W. ROEDEL
Director

NIGEL TRAVIS
Director and Lead Independent Director

Management

MARTIN L. ORLOWSKY
Director, Chairman, President and Chief Executive Officer

DAVID H. TAYLOR
Director and Executive Vice President, Finance and Planning and Chief Financial Officer

RONALD S. MILSTEIN
Senior Vice President, Legal and External Affairs, General Counsel and Secretary

CHARLES E. HENNIGHAUSEN
Executive Vice President, Production Operations

RANDY B. SPELL
Executive Vice President, Marketing and Sales

THOMAS R. STAAB
Senior Vice President, Finance and Chief Accounting Officer

LORILLARD, INC.
714 GREEN VALLEY ROAD
GREENSBORO, NC 27408
877-703-0386

www.lorillard.com

